SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

The Bekins Acquisition Group, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

330 South Mannheim Road
Hillside, IL 60162
(708) 547-2000
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Larry Marzullo	(Copy to)
President and Chief Executive Officer	John F. Adams, Esq.
THE BEKINS ACQUISITION GROUP, INC.	Stephen A. Marcus, Esq.
330 South Mannheim Road	SCHIFF HARDIN & WAITE
Hillside, Illinois 60162	6600 Sears Tower
(708) 547-2000	Chicago, Illinois 60606
	(312) 258-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

4213	76-0680444
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties.

The full name and business and residential addresses, as applicable, for the significant parties are as follows:

(a) The Issuer's Directors.

Name	Business Address	Residential Address
Dale G. Aman	111 Hamilton Drive Novato, CA 94949	16 Tilden Ct. Novato, CA 94947
H. Alan Bouffard	125 Ocean Road Greenland, NH 03840	109 Portland Street South Berwick, ME 03908
W. Dean Dahle	7901 Ambassador Row Dallas, TX 75247	1667 Greathouse Rd. Waxahachie, TX 75167
George Gilbert	2228 Wirtcrest Lane, Suite G Houston, TX 77055	2338 Carleen Rd Houston, TX 77018
Howard Hagemaster	1326 Halsted Street Chicago Heights, IL 60411	8934 Bunker Hill Dr. Munster, IN 46321
Gary Hevener	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	112 Poppy Court Walnut Creek, CA
Joseph Holl	230 Clay Avenue Lyndhurst, NJ 07071	92 Morton Drive Ramsey, NJ 07446
Larry Marzullo	330 South Manheim Road Hillside, IL 60162	442 North Canal Chicago, IL 60610
Bruce Rosene	2512 South Clearbrook Drive Arlington Heights, IL 60162	2116 Greenock Inverness, IL 60067
Robert J. Starck	12 Starck Drive Burgettstown, PA 15021	246 Rock School Road Burgettstown, PA 15021
Jeffrey K. Vreeland	535 North Avenue Plainfield, NJ 07060	46 Stage Rd. Tuckerton, NJ 08087

Larry Wells	10610 Metric, Suite 190 Dallas, TX 75243	6407 Deloache Dallas, TX 75225

(b) The Issuer's Executive Officers.

Name	**Business Address**	**Residential Address**
George Gilbert (Chairman – The Bekins Acquisition Group, Inc.)	2228 Wirtcrest, Suite G Houston, TX 77055	2338 Carleen Rd Houston, TX 77018
Larry Marzullo (President and Chief Executive Officer – The Bekins Acquisition Group, Inc.)	330 South Manheim Road Hillside, IL 60162	442 North Canal Chicago, IL 60610
H. Alan Bouffard (Treasurer – The Bekins Acquisition Group, Inc.)	125 Ocean Road Greenland, NH 03840	109 Portland Street South Berwick, ME 03908
Dale G. Aman (Vice President – The Bekins Acquisition Group, Inc.)	111 Hamilton Drive Novato, CA 94949	16 Tilden Ct. Novato, CA 94947
Robert J. Starck (Secretary – The Bekins Acquisition Group, Inc.)	246 Rock School Road Burgettstown, PA 15021	246 Stage Rd Burgettstown, PA 15021
James L. Muzzuca (Chief Operating Officer – The Bekins Company)	330 South Manheim Road Hillside, IL 60162	22848 Harbour Avenue Plainfield, IL 60544
Randy Valentino (Vice President - Chief Technology Officer – The Bekins Company)	330 South Manheim Road Hillside, IL 60162	2721 N. Windsor Drive Arlington Heights, IL 60004

Scott Ogden (General Counsel and Secretary – The Bekins Company and subsidiaries)	330 South Manheim Road Hillside, IL 60162	195 North Harbor Drive Chicago, IL 60601
Anthony Coletto (Vice President, Sales and Marketing – Bekins Worldwide Solutions, Inc.)	330 South Manheim Road Hillside, IL 60162	1632 Barberry Lane Mt. Prospect, IL 60056
Bob Polock (Vice President, Household Goods Operations – Bekins Van Lines, LLC)	330 South Manheim Road Hillside, IL 60162	1914 Jessica Court Wheaton, IL 60187
Bob Dalaskey (Vice President, Sales and Marketing – Bekins Van Lines, LLC)	330 South Manheim Road Hillside, IL 60162	1115 Tennyson Lane Naperville, IL 60540

(c) The Issuer's General Partners.

Not Applicable.

(d) Record Owner of 5% or More of Any Class of the Issuer's Equity Securities.

Name	**Business Address**
EDC Moving Systems	2228 Wirtcrest Lane, Suite G Houston, TX 77055
Tri-Valley Trade Show Services	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568

(e) Beneficial Owner of 5% or More of Any Class of the Issuer's Equity Securities.

Name	**Business Address**
EDC Moving Systems	2228 Wirtcrest Lane, Suite G Houston, TX 77055

Tri-Valley Trade Show Services	7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568

(f) Promoters of the Issuer.

Not Applicable.

(g) Affiliates of the Issuer.

None.

(h) Counsel to the Issuer with Respect to the Proposed Offering.

Schiff Hardin & Waite
6600 Sears Tower
Chicago, Illinois 60606
(312) 258-5500

(i) Each Underwriter with Respect to the Proposed Offering.

Not applicable.

(j) The Underwriter's Directors.

Not Applicable.

(k) The Underwriter's Officers.

Not applicable.

(l) The Underwriter's General Partners.

Not applicable.

(m) Counsel to the Underwriter.

Not applicable.

Item 2. Application of Rule 262.

(a) None.

(b) Not applicable.

Item 3. Affiliate Sales.

Not applicable.

Item 4. Jurisdictions in Which Securities Are to Be Offered.

(a) The securities are being offered solely by directors, officers and employees of the Issuer and not by underwriters, dealers or salespersons. No director, officer or employee of the Issuer will receive compensation based on the sale of the securities.

(b) The Issuer will mail offering materials to current agents of Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc., excepting those agents residing in jurisdictions where the Issuer determines that compliance with applicable securities laws is impractical or unduly burdensome.

There are approximately 270 agents of Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. located in the following states:

Alabama, Alaska, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Iowa, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Hampshire, New Jersey, New Mexico, New York, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin.

Item 5. Unregistered Securities Issued or Sold Within One Year.

Within the last twelve months, The Bekins Acquisition Group, Inc. has issued common stock to the following entities in the amounts and for the consideration shown:

Name	Number of Shares	Date	Cash Payment
A and P Moving, Inc.	400	5/9/2001	$100,000.00
A-1 Movers Transfer & Storage	400	5/9/2001	$100,000.00
AMS Relocation, Inc	400	5/9/2001	$100,000.00
Anchor Moving Systems	400	5/9/2001	$100,000.00
Boyer-Rosene Moving & Storage	600	5/9/2001	$150,000.00
Capital City Transfer, Inc.	400	5/9/2001	$100,000.00
Collins Transportation, Inc.	400	5/9/2001	$100,000.00
EDC Moving Systems	800	5/9/2001	$200,000.00
Gsell Moving & Storage	400	5/9/2001	$100,000.00

Hagemaster Moving & Storage	400	5/9/2001	$100,000.00
Hansen Bros. Transfer & Storage	400	5/9/2001	$100,000.00
Interstate Moving & Storage, Inc.	400	5/22/2001	$100,000.00
J.K. Vreeland Moving & Storage	400	5/9/2001	$100,000.00
Maffucci Storage Corp.	400	5/9/2001	$100,000.00
Midwest Moving & Storage	400	5/9/2001	$100,000.00
National Electronic Transit Corp.	400	5/9/2001	$100,000.00
National Electronic Transit Inc.	200	5/21/2001	$50,000.00
Next Level Transportation	600	5/9/2001	$150,000.00
Pacific Storage Co.	400	5/9/2001	$100,000.00
Pyramid Logistics Services, Inc.	400	5/21/2001	$100,000.00
Raleigh Bonded Warehouse	400	5/9/2001	$100,000.00
Rebel Van Lines	600	5/9/2001	$150,000.00
Sea Cure Moving, Inc.	400	5/9/2001	$100,000.00
Starck Van Lines, Inc.	400	5/9/2001	$100,000.00
Transportation Solutions, Inc.	400	5/9/2001	$100,000.00
Tri-Valley Trade Show Services	400	5/9/2001	$100,000.00
White Moving & Storage, Inc.	400	5/9/2001	$100,000.00
WinWell West Inc.	200	5/9/2001	$50,000.00
A. Frisella Moving and Storage	200	12/16/2001	$50,000.00
Berry Van Lines	400	12/18/2001	$100,000.00
Berryman Relocation	200	1/7/2002	$50,000.00
Boerman Moving and Storage	200	12/16/2001	$50,000.00
Brian Schaunessy	400	12/31/2001	$100,000.00
Rebel Van Lines	400	12/18/2001	$100,000.00
Tri-Valley Trade Show Services	400	12/16/2001	$100,000.00

The cash proceeds of the May, 2001, offering provided the Issuer's initial capitalization, intended to permit it to acquire and operate the business of The Bekins Company. That initial acquisition proposal was unsuccessful, and the proceeds were retained by the Issuer.

The cash proceeds of the December, 2001, offering were added to the Issuer's initial capitalization to provide funding to support the Issuer's ultimately successful acquisition, and future operation, of the business of The Bekins Company.

Each of the purchasers was a van line agent of Bekins Van Lines at the time of purchase.

The shares listed in this Item 5 were sold in connection with the formation of the Issuer, and in connection with the additional funding required for the purchase by the Issuer of the capital stock of The Bekins Company, in reliance on Rule 506 of Regulation D of the Securities Act of 1933, as amended, on the grounds that the offerees and purchasers were accredited investors or, if not accredited, either alone or with such purchaser's representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of investment in the securities offered.

Within the last twelve months, Bekins Van Lines Co., an indirect wholly-owned subsidiary of The Bekins Acquisition Group, Inc., has issued three-year convertible subordinated promissory notes to the following persons in the principal amounts and for the consideration shown:

Name	Shares Convertible	Date	Consideration Amount
A. Frisella Moving and Storage	200	12/16/2001	$50,000.00
Anchor Moving Storage	968	12/16/2001	$242,000.00
Boerman Moving and Storage	44	12/16/2001	$11,000.00
Boyer-Rosene Moving & Storage	1,000	3/3/2002	$250,000.00
Capital City Transfer, Inc.	160	1/23/2002	$40,000.00
EDC Moving Systems	888	12/16/2001	$222,000.00
Gsell Moving & Storage	112	12/16/2001	$28,000.00
Hagemaster Moving & Storage	76	12/16/2001	$19,000.00
Hansen Bros. Transfer & Storage	400	12/19/2001	$100,000.00
Interstate Moving & Storage, Inc.	80	12/16/2001	$20,000.00
Midwest Moving & Storage	280	12/16/2001	$70,000.00
National Electronic Transit Corp.	600	12/17/2001	$150,000.00
Starck Van Lines, Inc.	460	12/18/2001	$115,000.00
Transportation Solutions, Inc.	244	12/16/2001	$61,000.00
White Moving & Storage, Inc.	200	12/16/2001	$50,000.00
WinWell West Inc.	601	1/8/2002	$150,451.25

The three-year convertible subordinated promissory notes were sold in exchange for current payments due the purchasers from Bekins Van Lines Co. Each of the purchasers was an agent of Bekins Van Lines and was owed the funds contributed in the ordinary course of their activities as a Bekins van line agent. Each of the purchasers in this portion of the December, 2001, offering, was also a stockholder of the Issuer.

The three-year convertible subordinated promissory notes were sold in reliance on Rule 506 of Regulation D of the Securities Act of 1933, as amended, on the grounds that the offerees and purchasers were accredited investors or, if not accredited, either alone or with such purchaser's representative had such knowledge and experience in financial and business matters that such purchaser was capable of evaluating the merits and risks of investment in the securities offered.

On April 8, 2002, the Issuer sold 400 shares of its common stock to Larry Marzullo, its President and Chief Executive Officer, at a price of $250.00 per share, paid in cash. The foregoing shares were sold to Mr. Marzullo in fulfillment of obligations under his written employment agreement with the Issuer, pursuant to the exemptive provisions of Rule 701 of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The Issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A other than pursuant to outstanding convertible notes described in Item 5 and options granted to Mr. Marzullo described in Part II, "Interest of Management and Others in Certain Transactions."

Item 7. Marketing Arrangements.

Not applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

Item 9. Use of a Solicitation of Interest Document.

Not Applicable.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the Offering Statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Subject to Completion
Dated May 28, 2002

PRELIMINARY OFFERING CIRCULAR

THE BEKINS ACQUISITION GROUP, INC.

330 South Mannheim Road
Hillside, Illinois 60162
(708) 547-2000

20,000 shares of Common Stock
$50,000 per unit of 200 shares

The Bekins Acquisition Group, Inc. is a holding company formed in April, 2001. On December 31, 2001, The Bekins Acquisition Group, Inc. completed its acquisition of 100% of the capital stock of The Bekins Company in consideration of ten dollars and assumption of approximately $45.6 million of The Bekins Company's debt.

We are offering up to 20,000 shares of our common stock in units of 200 shares. Each subscriber will be entitled to purchase a maximum of 200 shares of voting common stock. Shares purchased in amounts greater than 200 shares will consist of 200 shares of voting common stock with the balance consisting entirely of non-voting common stock. Current holders of voting common stock will be entitled to purchase only non-voting common stock.

The aggregate amount of shares of common stock sold in this offering will not exceed $5 million. These securities are being offered only to our van line agents and are being offered on a best efforts basis. Agents may subscribe for common stock by offering to pay cash or to exchange payables owed to them by Bekins Van Lines, LLC or Bekins Worldwide Solutions, Inc. on a dollar for dollar basis, or any combination of cash and payables. Due to our need for cash, we will prefer all-cash subscriptions and we may decline to accept any subscriptions offering payables as consideration.

This investment involves a high degree of risk. You should read "Risk Factors" beginning on page 9.

Common Stock	Price to Agents	Underwriting Discounts and Commissions(1)	Proceeds to the Company(2)
Per Share	$250	$ -0-	$250
Maximum Total	$5,000,000	$ -0-	$5,000,000(3)

(1) The common stock will be sold by our directors, officers and employees. We will not pay any commission or other compensation to those persons for their efforts in these sales.

(2) Before deducting $200,000 in estimated offering expenses payable by us, including, among other things, printing, mailing and marketing expenses, as well as legal and accounting fees.

(3) Proceeds to the Company will consist of an indeterminant combination of cash and forgiven accounts payable.

(cover page continues)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this offering circular and the Form 1-A of which it is a part is qualified by the Securities and Exchange Commission.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other literature. These securities are offered pursuant to an exemption from registration with the Commission. However, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities are subject to substantial restrictions on transfer pursuant to applicable law and our bylaws. The securities to be issued may be resold, transferred or otherwise disposed of by you only in accordance with the bylaws and applicable federal and state securities laws. Consequently, you may find it very difficult to liquidate the securities at a time when you may desire to do so. Therefore, you must bear the economic risk of the investment for an indefinite period.

For Florida Purchasers Only:

If the purchaser is a resident of the state of Florida or is purchasing the securities within the state of Florida, the purchaser acknowledges that the purchaser has been advised and that the purchaser understands that pursuant to Subsection 517.061(11)(a) of the Florida Securities Act, the purchaser has a right to cancel the purchase of the securities, without incurring any liability to the company or any other person, within three days following the date of the execution and delivery of an agreement to purchase the securities by the purchaser or the tender of consideration for the securities, whichever comes later, and to receive back without penalty or deduction of any kind any consideration given for the securities. If the Florida purchaser wishes to exercise such right to cancellation, such purchaser should notify the company of the purchaser's intention to do so.

For Colorado Residents Only:

This information is distributed under SEC Regulation A and the rules of the Colorado Securities Division. Neither the SEC nor the Securities Division has reviewed or approved its form or content.

For New Hampshire Residents Only:

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated, 1955, as amended ("RSA"), with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under such RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of or recommended or given approval to any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective

purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

The date of this offering circular is _______________, 2002

TABLE OF CONTENTS

We have not authorized any person to give you information that differs from the information in this offering circular. You should rely only on the information contained in this offering circular. That information is accurate only as of the date stated on the cover, even if the offering circular is delivered to you or you buy our securities after that date.

SUMMARY

This section provides in question and answer format summary information about The Bekins Acquisition Group, Inc. and this offering. The information in this section is not complete and does not contain all of the information that you should carefully consider before making an investment in the common stock offered. You should read the entire offering circular carefully, including the "Risk Factors" section and documentation listed under "Additional Information." For convenience, references in this offering circular to "we," "our" or "us," mean specifically, The Bekins Acquisition Group, Inc. We also use these terms in a general sense, where appropriate, to refer to the business operations of the Bekins organization.

Questions And Answers About The Bekins Acquisition Group, Inc.

Q: Who are we?

A: We are a holding company that purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation on December 31, 2001. We paid ten dollars and assumed approximately $45.6 million of The Bekins Company's debt. The Bekins Company owns all of the capital stock of Bekins Van Lines Co., which owns all ownership interests in Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Our organizational chart now appears as follows:



The Bekins Acquistion Group, Inc.
The Bekins Company
Bekins Van Lines Co.
Bekins Van Lines, LLC
Bekins Worldwide Solutions, Inc.

The Bekins Company, through its operating subsidiaries, provides interstate integrated logistics, home delivery and household goods relocation services. Bekins Van Lines Co. is a wholly-owned subsidiary of The Bekins Company. Bekins Van Lines Co. has two principal wholly-owned operating subsidiaries: Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Bekins Van Lines, LLC is the successor to the family of companies that has been providing household goods moving and storage services since 1891. Bekins Worldwide Solutions, Inc. provides commercial customers with transportation and distribution of high value products requiring specialized delivery and handling.

We provide our services primarily through independent van line agents of our operating subsidiaries, Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Our approximately 270 independent agents in the United States and their drivers provide a majority of our direct transportation services for the movement of household goods, including sales, packing, loading, hauling, unloading, unpacking, and warehousing. Independent contractor owner/operators provide a portion of the loading, hauling and unloading services. Virtually all of the power units utilized for transportation of household goods are leased to us by our van line agents and owner/operators. We provide a substantial number of trailers, which are either owned by us or leased from third parties, including our van line agents. We provide dispatch, marketing, claims processing, fleet registration, safety, billing, and other related administrative services to our van line agents.

Q: Where are we located?

A: Our principal executive offices are located at 330 South Mannheim Road, Hillside, Illinois 60162. Our telephone number is (708) 547-2000.

Q: When were we formed?

A: We were incorporated under the laws of the State of Delaware in April, 2001. In May, 2001, 28 of our van line agents purchased $2,950,000 of common stock at $50,000 per unit of 200 shares each to provide our initial operating capital.

Q: What was the nature of the transaction among us, The Bekins Company and GeoLogistics Corporation that was consummated in December, 2001?

A: On December 31, 2001, we purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation for ten dollars. We also assumed approximately $45.6 million in debt of The Bekins Company. The purpose of the transaction was to make The Bekins Company entirely agent-owned.

Questions And Answers About The Offering

Q: What are we offering?

A: We are offering 20,000 shares of our common stock at a price of $250 per share, in units of 200 shares. Agents may subscribe to purchase our common stock for cash, or in exchange for payables owed by us to them on a dollar for dollar basis, or any combination of cash and payables. For example, you may offer to pay $50,000 in cash for a unit of common stock consisting of 200 shares, or you may offer to exchange $50,000 in payables owed by us to you for a unit of common stock, or you may offer to pay $22,000 in cash and exchange another $28,000 in payables owed to you for a unit of common stock. The aggregate amount of shares of common stock sold will not exceed $5 million.

Q: Who may purchase securities in the offering?

A: Our offer is being made only to our van line agents.

Q: What are the terms of the offering?

A: We will issue up to 20,000 shares of our common stock for $5,000,000. The minimum number of shares that may be purchased by a single investor is one unit, consisting of 200 shares, for $50,000. Subscriptions for our stock using cash as the method of payment will be considered for acceptance on a rolling basis as we receive them. Subscriptions for our stock using payables as part of the method of payment will be considered for acceptance beginning on the first business day that is 60 days after the date of this offering circular.

We may accept or reject any subscription for any reason. We will prefer all-cash subscriptions over exchange subscriptions, and may decline to accept either.

Q: How can I subscribe for securities in this offering?

A: If you wish to purchase shares, you should complete the subscription agreement and return it with payment to the address indicated on the form. We are not asking for, and cannot and will not accept, any commitment to purchase shares or payment for shares before our final offering circular has been qualified and we have distributed appropriate subscription agreements.

Q: What will happen to the payables that I agree to exchange for common stock?

A: If your subscription is accepted, you will have delivered to us a subscription agreement under which you agree to release us from any obligation relating to the payables listed on your subscription agreement. If your subscription is not accepted, the amount of payables we owe you will continue to be outstanding and the subscription agreement will be returned to you.

Q: What will happen if subscriptions for the offered securities exceed $5 million?

A: The order of priority for consideration of acceptance of your subscription in the event this offering is oversubscribed is, first to agents paying all cash and, then to agents offering to exchange payables for stock. If we receive subscriptions for cash that exceed $5 million before the date we consider subscriptions using payables as consideration, common stock will be allocated only among cash subscribers.

Q: Will all of the common stock I purchase have voting rights?

A: Only the first 200 shares of common stock purchased by any agent will have voting rights. If you purchase more than one unit, your shares will consist of 200 shares of voting common stock and the remainder will be non-voting common stock. For example, if two units are purchased, only 200 of the 400 shares of common stock purchased will have voting rights. Current holders of voting common stock will be entitled to purchase only non-voting common stock. In this way, all shareholder agents will have equal voting rights.

Q: Why are we engaging in an offering of our common stock?

A: To raise capital necessary to fund our operations, to pay a portion of the obligations we assumed when we acquired The Bekins Company and to pay the expenses relating to this offering.

Q: How long will the offering of common stock last?

A: The offering will continue until we confirm the sale of $5,000,000 of common stock. We may terminate the offering earlier, without prior notice to you, if we determine that we have raised enough funds for short-term operating expenses. We may also terminate the offering if we determine that the offering is no longer in our interests.

Q: Is buying our common stock risky?

A: The purchase of our common stock involves certain risks. Among other things, you should carefully read and consider the risks described under the section "Risk Factors," beginning on page 9.

Q: When will I receive certificates for my common stock?

A: You will receive certificates evidencing your shares of common stock as soon as practicable after consummation of this offering.

Q: Can we terminate the offering?

A: Yes. Our board of directors may terminate the offering at any time. If we terminate the offering, any money received from investors will be retained by us. In addition, we will not reinstate any payables exchanged for stock.

Q: What if this offering is terminated after I have paid for my shares?

A: We will retain your investment and you will continue to hold common stock in our company.

Q: Will the proceeds of the offering be placed in an escrow account?

A: No. The funds we receive will be available to us for payment of our expenses and operations as we receive them and prior to the completion of the offering. We do not require a minimum number of shares to be sold before we can use proceeds we receive.

Q: How much money will we receive from the offering?

A: The amount and nature of our gross proceeds from the offering will depend on the number of shares that are purchased and the distribution between cash and extinguished payables that we receive. We may sell securities up to an aggregate amount of $5 million, from which we will deduct expenses of the offering payable by us, estimated to be $200,000.

Q: How many shares of common stock will be outstanding after the offering?

A: The number of shares outstanding after the offering will depend on the number of shares that are purchased. If we sell all of the shares offered, we will issue 20,000 new shares of common stock and we would have 34,400 shares of common stock outstanding immediately after completion of the offering.

Q: I am a Bekins agent. Will I always be able to become a holder of your common stock?

A: No. There is no requirement that a Bekins agent be a common stock holder, and we have no obligation to offer common stock to any Bekins agents or others. We are offering common stock now to enable us to raise funds for operating and other expenses. We have no plan, intention or obligation to offer more common stock after we close this offer.

Q: What if I have additional questions?

A: Please contact Larry Marzullo, our President and Chief Executive Officer at (708) 547-3888, or George Gilbert our Chairman, at (708) 547-2139.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this offering circular, including the risk factors section, contains forward-looking statements. These statements concern our plans, expectations and objectives for future operations. Any statement that is not an historical fact is a forward-looking statement. We use the words "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," or "continue," and similar expressions to identify forward-looking statements, but some of those statements may use other phrasing. Those statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this offering circular, that could cause actual results to differ materially from those contemplated in such forward looking statements.

We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not rely on the accuracy of predictions contained in forward-looking statements. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to generally circulate any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events that may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this offering circular. These statements speak only as of the date of this offering circular.

The risk factors and other cautionary language in this offering circular provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We have not recited risks applicable to business generally, or to the logistics, moving and storage business in particular. You should keep those risks in mind when considering your investment decision. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this offering circular, as well as unanticipated or unspecified events, could have a material adverse effect on our business, operating results and financial condition.

THE OFFERING

We are offering 20,000 shares of our common stock, in units of 200 shares, at a price of $50,000 per unit. Agents may offer to purchase our common stock for cash, or by exchanging payables we owe them on a dollar for dollar basis, or any combination of cash and payables. Purchasers will receive a maximum of 200 shares of voting common stock. Blocks of common stock purchased in amounts greater than 200 shares will consist of 200 shares of voting common stock and the remainder will be non-voting common stock. Current holders of voting common stock will be entitled to purchase only non-voting common stock. If all 20,000 shares offered are sold, there will be 34,400 shares of common stock outstanding. We have not registered the shares under the Securities Act of 1933 or any applicable state securities laws.

We are offering shares only to our van line agents. The right of any agent to purchase shares in this offering is subject to, among other things, our right to reject any offer to purchase in whole or in part. We are not making any recommendation to you as to whether or not you should purchase shares.

This offering will end when we confirm the purchase of $5 million of common stock. We may terminate this offering earlier, without notice to you, if we believe we have sufficient financing to fund operations and pay expenses relating to this offering. Agents have no assured right to participate in the offering. We may also terminate the offering at any time for any reason. If we terminate this offering, we will retain any funds you have paid to us. We also will not reinstate any payables we have accepted in exchange for common stock.

We established the $250 per share offering price arbitrarily. It is equal to the price paid by the organizers of our company for their shares. It bears no relationship to the assets or our prospects or to any other established criteria of value. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

PLAN OF DISTRIBUTION

We will distribute copies of the final form of this offering circular and subscription agreements to our van line agents after the Form 1-A, of which this offering circular is a part, is qualified by the Securities and Exchange Commission. We have not employed any brokers, dealers or underwriters in connection with the offering and will not pay any underwriting commissions, fees or discounts in connection with the offering. Some of our directors, officers and employees may assist in the offering. These individuals will not receive any compensation other than their normal director's fees or employment compensation. We may decline to offer shares to agents located in states where we deem compliance with state securities laws to be too burdensome or impractical.

If you wish to purchase shares, you should complete the subscription agreement and return it with payment to the address indicated on the form. We are not asking for, and cannot and will not accept, any commitment to purchase shares or payment for shares before our final offering circular has been qualified and we have distributed appropriate subscription agreements.

Our van line agents may participate in this offering by delivering to us:

- a properly completed subscription agreement; and

- payment in full for the shares subscribed.

We will not pay you interest on the funds you deliver to us. We have the discretion and the exclusive right to refuse to accept, for any reason, all or part of any subscription. If we reject part, but not all, of the subscription, you will be obligated to purchase the securities for which the subscription amount has been accepted by us. We will return any excess funds from any partially accepted subscription, without interest.

We will consider subscriptions in the following order of priority:

- subscriptions for common stock using all cash as payment up to $5 million will be considered first for acceptance; and

- we will not consider for acceptance subscriptions using payables as part of the method of payment until the first business day that is 60 days after the date of this offering circular. During this period, all-cash subscriptions will continue to be considered in priority to exchange subscriptions.

Payment for the shares must be made in United States funds and may be made by certified check or cashier's check drawn on a United States bank, or a money order, payable to the order of "The Bekins Acquisition Group, Inc."

We will consider payment to have been received only upon:

- actual receipt of any check or money order;

- if you are exchanging payables, acceptance by us of the subscription agreement showing the dollar amount of payables to be exchanged for common stock; or

- actual receipt of funds through an alternative method of payment that we may approve.

After you have executed and delivered your subscription agreement, you may not revoke it. You should not execute and deliver your subscription agreement unless you are certain that you wish to purchase our shares.

We may accept or reject, in whole or in part, and for any reason, any subscriptions whether for cash or exchange of payables. We have no obligation to treat like subscribers alike. We may terminate the offering at any time and for any reason. If we terminate the offering, any money received from investors will be retained by us. In addition, we will not reinstate any payables exchanged for stock.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this offering circular before deciding whether to purchase shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of the following circumstances actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the value of the shares could decline and you may lose part or all of the value of your investment.

Risk Factors Relating to the Offering

We have a limited operating history. We have been operating The Bekins Company only since January 1, 2002. Prior to the acquisition of The Bekins Company, we had not conducted any operations nor generated any revenue. We were recently formed to acquire The Bekins Company from its prior owner, GeoLogistics Corporation. Though we have retained former management personnel at the operating company level, we have no experience in directing the management and operations of an organization that provides services such as those provided by The Bekins Company.

You are unlikely to realize any monetary return on your investment in the shares. Rather, the benefits provided from purchasing the shares are more likely to be derived from agent ownership of our company and by keeping the agent network together as a viable business entity. As a result of limits on resale and transfer of voting rights, any increase in the underlying value of our company may not be reflected in any way in the near term in a price for the shares. We will not pay cash dividends on our common stock in the forseeable future.

There will be no public trading market for the shares and your ability to transfer them is limited. We expect to have only a limited number of stockholders after the completion of this offering, so we do not expect that an active trading market for the shares of our common stock will develop. Without a market for your shares, their liquidity is severely diminished.

The shares are also subject to substantial restrictions on transfer. Our bylaws provide that no change in the direct or indirect ownership of the shares of common stock owned by agents may take place unless those shares have first been offered for purchase by us and the other stockholders. A change of ownership includes not only a sale of the shares, but also a change in ownership or agency status of an agent stockholder. A copy of the pertinent provisions of our bylaws appears as Appendix A to this offering circular.

We will not be subject to SEC financial statement or reporting requirements as a result of completion of this offering. This offering is made under an exemption from SEC registration. Consequently, we will not be required to provide you with the form of financial statements, proxy statements and other SEC-mandated reports (such as quarterly and annual reports) that are required of a publicly-held company. While we plan to keep our stockholders informed of our activities, those reports may not be as timely, detailed or formalized as you would obtain from an SEC-registered company.

Our future success is dependent on our ability to profitably conduct the business of The Bekins Company. The Bekins Company has had recent net losses and may not be profitable in the future. The Bekins Company reported a net loss of approximately $11.8 million for the year ended December 31, 2001, and approximately $6.4 million for the year ended December 31, 2000. We anticipate that we will report losses in 2002 and may incur losses thereafter. Continued operating losses would have a serious adverse effect on our financial position. If we are unable to operate at a profit, you may lose your entire investment

Our financial condition and substantial debt may adversely impact our profitability. Our total indebtedness following our acquisition of The Bekins Company was $45.8 million on a pro forma basis at January 1, 2002. Even after this offering, the proceeds of which will be used to fund operations, we will continue to be highly leveraged. Substantially all of our assets have been pledged to secure our indebtedness to our principal lender. This high concentration of debt with one lender may result in significant limitations on the continuing use of our assets in the event of a default, or our ability to secure additional debt financing from other sources.

We have recently entered into an asset based revolving credit facility with Textron Financial Corporation that restricts our use of funds. Although the facility provides us with immediate cash advances based on our levels of eligible accounts receivable, the agreement requires us to apply the proceeds of those receivables to immediate repayment of a significant portion of the cash advances. This limits our ability to generate funds for long-term purposes.

Additionally, the Textron financing agreement contains numerous financial and operating covenants restricting the manner in which we may operate. These include:

- restrictions on payments (including dividends), purchases and expenditures;
- prohibitions on dispositions and other transactions; and
- restrictions on the incurrence of additional debt.

In addition, we are required to maintain specific financial ratios and levels, including those relating to coverage of fixed charges, net worth, borrowings and capital expenditures.

We have assumed a significant amount of past-due trade debt from the prior Bekins operations. If we are not successful in restructuring that debt, we may not have sufficient funds to apply to ongoing operations.

We may be unable to achieve expected cost savings. Our plan of operation anticipates that we will have the potential to achieve substantial cost savings through our ability to operate the company with lower costs than the former owners. Our expectations are based on assumptions as to future events, including general business and industry conditions, many of which are beyond our control and may not materialize. However, there could be factors that we are not aware of at this time or that are unforeseeable that offset the estimated cost savings of our plan of operation. As a result, actual cost savings may vary considerably in amount and/or character, or be considerably delayed.

We may not be able to recruit and retain a sufficient number of van line agents, representatives or owner/operators to carry out our growth plans. We rely on the services of agents to market our services and to act as intermediaries with customers, and on agents and owner/operators to provide a significant portion of our packing, warehousing and hauling services. A large number of van line agent contracts are terminable on short notice by the agents. We cannot assure you that these contracts will be renewed on favorable terms or at all. We cannot assure you that we will be successful in retaining van line agents or owner/operators or that van line agents or owner/operators that terminate their contracts can be replaced by equally qualified personnel. Because van line agents have the primary relationship with customers, we could experience a loss of customers if the agents that handle those customers' business terminate their relationships with us.

If van line agents retain cash or accounts receivable, our cash flow and revolving credit borrowing base availability will be reduced. When a van line agent originates a sale, the cash proceeds or accounts receivable from that sale are to be deposited with us. We then offset certain expenses and credit the van line agent with the balance. At April 4, 2002, we owed van line agents approximately $4.3 million for overdue payments of such credits, but other agents owed us an aggregate of $3.7 million as of that date. If agents do not continue to deposit account proceeds with us, our cash flow may be adversely affected. We currently operate with negative working capital.

Our "Conditional" rating from the U.S. Department of Transportation may adversely effect a customer's choice for our services. However, we have no way to determine whether customers fail to choose our services for this reason.

USE OF PROCEEDS

We will use the proceeds from this offering, together with funds from other sources identified below, for our ongoing general corporate operating purposes, as well as to apply to payment of:

- past due customer claims;
- past due agent commissions;
- past due vendor claims; and
- expenses incurred in this offering.

These past due items represent trade debt incurred in the ordinary course of the prior conduct of the business. Substantially all trade debt is immediately due and payable, but is not governed by other specific terms. We intend to compromise or defer as much of our past due trade debt as possible, consistent with our need for funds for ongoing operations.

We will have sole discretion in determining the allocation of our available funds from time to time.

ADDITIONAL FUNDING SOURCES

We have entered into an agreement with Textron Financial Corporation to provide us with a revolving credit facility. The principal terms of the revolving credit facility include:

- availability of up to $20,000,000 for operating funds (including $5,000,000 letter of credit support);
- interest at 1% over the JP Morgan Chase Bank prime rate, but not less than 4.75%;
- funding availability of up to 85% of eligible billed accounts receivable;
- funding availability of up to 65% of eligible unbilled accounts receivable;
- loan facility secured by first priority security interest in all of our personal property;
- financial and operational covenants and restrictions.

Through March 1, 2002, various van line agents had advanced an aggregate of $368,000 to us, which we must repay to them on a 90-day, interest-free basis. We have made no offers, commitments or representations to any of those agents that we will accept subscriptions for our common stock in exchange for their advances. Those agents have not made any commitments or representations that their advances will be converted into subscriptions for our shares. These agents are unsecured creditors of our company. The advances provided by these agents were available to bridge our financial needs from the time of our acquisition of The Bekins Company to our agreement with Textron for our revolving credit facility.

BUSINESS OF THE BEKINS ACQUISITION GROUP, INC.

The Acquisition

On December 31, 2001, we entered into a Stock Purchase Agreement dated the same date to purchase all of the capital stock of The Bekins Company from GeoLogistics Corporation. GeoLogistics is an unrelated multi-subsidiary holding company that provides air freight forwarding and logistical services on an international scale. The following summary is qualified in its entirety by reference to the complete text of the stock purchase agreement, which is filed as an exhibit to the offering statement of which this offering circular is a part. Prior to December 31, 2001, The Bekins Company conducted business as an operating subsidiary of GeoLogistics Corporation. The purpose of our acquisition was to make The Bekins Company entirely van line agent-owned.

Under the terms of the stock purchase agreement, we purchased all of the capital stock of The Bekins Company from GeoLogistics Corporation in exchange for ten dollars and the assumption of approximately $45.6 million in debt.

Plan of Operation

Our plan of operation for the twelve months following the commencement of this offering is to operate The Bekins Company substantially in the same manner as it currently operates. In management's opinion, proceeds from this offering will not provide all the cash needed for our operations. We will need the additional funds available under our revolving credit facility.

Our plans contemplate operating the company on a going-forward basis using funds provided by operations and the proceeds of this offering. Our expectation is to be able to pay agents, vendors and claimants on a timely basis. In order to accelerate the availability of funds, we have pledged our accounts receivable to our revolving credit facility lender, in order to have cash proceeds available prior to actual collection of receivables.

Our plan of operation also contemplates that we will reach financial accommodations or deferrals with creditors of the company whose accounts arose before our purchase at the end of December, 2001. In connection with that acquisition, we assumed an aggregate of approximately $45.6 million in total liabilities. Certain of these have been settled by definitive payment agreements. These are:

- our settlement agreement with TMP Worldwide under which we have agreed to pay $1.0 million to TMP. These payments will be made in equal monthly installments over an eight-month period beginning on June 15, 2002.
- our settlement agreement with the U.S. Department of Justice under which we have agreed to pay $1.1 million to refund overpayments made by the federal government to Bekins Van Lines Co., which was paid on March 21, 2002. We will also pay a penalty of $900,000. Under a formal consent judgment, these payments will be made over a four-year period beginning on July 15, 2002.

We also reached agreement with some of our initial stockholders to exchange an aggregate of $1.6 million of agent balances owed to them for three-year promissory notes, bearing interest at 7% per annum, and convertible into shares of common stock at a price of $250 per share. This offering was made pursuant to Rule 506 of Regulation D of the Securities Act of 1933.

To establish a more viable cash flow, we have revised our agent cash retention and "in care of" billing policies to provide financial disincentives for agents to withhold account billings and proceeds. Our intention is to maximize cash and receivables to the company, which will provide us with a larger borrowing base for our revolving credit facility and provide us with needed cash to fund our operations. We have also implemented, and continually revise, a central office cost-reduction program.

There is no assurance that we will be able to meet all our objectives, and the assertion of past due claims against us in significant amount or by a significant number of claimants could have a materially adverse effect on our ability to conduct our operations on a going-forward basis to the extent that they require us to redirect our cash and managerial resources.

The Company

We were formed in April, 2001, to acquire the capital stock of The Bekins Company. Our management is composed of senior operating executives and agent-owners recruited from van line agents.

Through our operating subsidiaries, we are engaged in the movement of household goods and specialized products and other general commodities in United States interstate commerce, freight forwarding operations, and integrated interstate logistics services. Our household goods, specialized products, and freight forwarding operations are conducted primarily through a network of independent van line agents that own or contract for the necessary vehicles, equipment, and warehouse facilities. Our operating subsidiaries are regulated common and contract motor carriers with operating authority from the Federal Motor Carrier Safety Administration of the United States Department of Transportation.

We are a holding company that owns all of the capital stock of The Bekins Company. Bekins Van Lines Co. is a wholly-owned subsidiary of The Bekins Company. Bekins Van Lines Co. has two principal wholly-owned subsidiaries: Bekins Van Lines, LLC and Bekins Worldwide Solutions, Inc. Through these subsidiaries, The Bekins Company provides interstate integrated logistics, home delivery and household goods relocation services. Bekins Van Lines, LLC and its predecessors, have been providing household goods moving and storage services since 1891. Bekins Worldwide Solutions, Inc. provides commercial customers with transportation and distribution of high value products requiring specialized delivery and handling. No other business operations are conducted by The Bekins Company or Bekins Van Lines Co.

We have a network of approximately 270 independently-owned van line agents, a fleet of approximately 1,500 agent drivers and 62 agent-owned distribution centers nationwide. We have no employees other than our President, Larry Marzullo. We utilize the services of the employees of our operating subsidiaries from time to time on an as-needed basis to perform any holding company activities. Compensation expenses are allocated appropriately among corporate entities.

Bekins Van Lines, LLC provides logistics, moving and storage services primarily to household customers relocating residential furnishings. Bekins Van Lines, LLC also provides household goods moving and storage services to corporate employees and members of the United States military. Bekins Van Lines, LLC derives revenues from these sources in the following proportions:

- approximately 67% from residential customers;
- approximately 18% from corporate customers;
- approximately 15% from the United States government.

The movement of household goods is co-ordinated by us through our agent network. The primary contact for household customer business is the agent. A "booking agent" will typically complete a walk-through of the customer's residence and arrange for the services to be provided by us. After the booking agent contracts for the customer's business, the booking agent contacts us. The booking agent is responsible for coordination with us and typically receives approximately 13% of the customer revenue. An additional fee of 4% is generally paid to an "origin agent" in the location where the shipment originates. An agent may be both the origin agent and the booking agent. The booking agent arranges for the packing of the shipment. We then contract for the services of a driver provided by the "hauling agent," or a driver who is an independent contractor under contract to us. This driver is primarily responsible for the physical movement of the household goods from point of origin to destination and the unloading of the shipment at the time of delivery. The hauling agent typically receives approximately 68% of the customer revenue. We receive the remaining customer revenue, typically 15%.

The hauling agent may be the booking agent or another agent of ours. The shipment may also be hauled by an independent contractor hauler hired by us. Independent contractor haulers are typically paid a lower percentage of the customer revenue.

Corporate and United States military customers are generated through our corporate-level marketing efforts. Residential customers are generated through marketing efforts of the van line agents, primarily through advertising in local telephone directories.

We own approximately 475 trailers, and we lease approximately 360 trailers. These trailers are operated by drivers hired by us or are used by our van line agents. During the peak summer season, we lease additional trailers to meet typically higher demand.

Bekins Worldwide Solutions, Inc. generates revenue for us in much the same way as Bekins Van Lines, LLC, except that BWS provides services to businesses and commercial customers seeking to move or manage assets or inventory or deliver large consumer goods to households in the United States. BWS generates commercial customers through its own sales staff. Therefore, there is no initial "booking agent" who brings the customer to BWS. BWS does, however, require the services of a "hauling agent." As with Bekins Van Lines, LLC, the hauling agent for BWS customers receives a percentage of the revenue generated from the commercial customer, with the balance going to us.

Bekins Van Lines, LLC

Bekins Van Lines, LLC offers a full range of relocation services within the United States. BVLLC's distribution network is comprised of independently-owned agents located throughout the United States, with hauling capacity provided by independent owner-operators and agent drivers. BVLLC provides over-the-road transportation, packing, loading and storage of household goods for individuals, corporations and the United States military.

Agent Network: BVLLC generates approximately 99% of its revenues from its nationwide network of approximately 270 independently-owned agents. An agent is typically paid a percentage of linehaul revenue ranging from 15% to 87%, depending on the interstate transportation services provided. During 2001, 20 independently-owned agents generated approximately 48% of BVLLC's revenues.

Owner-Operators: We enter into written agreements with owner-operators to provide linehaul transportation services. These include transportation of household goods trailers from point of origin to destination and, for a majority of shipments, loading and unloading. Owner-operators provide their own tractors and must meet United States Department of Transportation safety standards. Our agreements with the owner-operators are generally terminable by either party on short notice.

Owner-operators are paid an agreed-upon percentage of the revenue generated from shipments they haul or a negotiated fixed rate per mile or pound. Owner-operators must pay all expenses of operating their equipment.

BVLLC typically has approximately 100 interstate owner-operators under agreement during the peak moving season between May and September. Hauling is provided by approximately 150 drivers provided to BVLLC by its agents on a permanent basis and approximately 1,100 drivers provided on an as-needed or intermittent basis. Of the owner-operators serving BVLLC at December 31, 2001, 75% had been under agreement for more than two years. These agent drivers are employees or independent contractors under contract to our agents. As such, they are paid directly by the agents. BVLLC has approximately 110 employees.

Corporate Relocation: BVLLC's corporate relocation program includes corporate account management, shipment tracking, service monitoring, and claims processing.

Bekins Worldwide Solutions, Inc.

Bekins Worldwide Solutions, Inc. is an integrated network that provides logistics services to manufacturers, wholesalers, retailers and distributors of technology and consumer home products requiring specialized handling, or time-sensitive services. In 2001, BWS's top five customers were Neiman Marcus, Kodak, Konica, Danka and Cornerstone Consolidated, none of which accounted for 10% or more of BWS revenue. BWS services homes throughout the United

States and businesses throughout the United States and Canada. Some of the logistics management services BWS provides are:

- transportation, warehousing, and distribution of technology and consumer home products with destination services including packaging, local transportation, unpacking, placement, assembly and installation of product;

- consulting and management services for business customers' deliveries of supplies and inventories; and

- removal and return of products from end users to manufacturers, retailers, resellers or remanufacturers.

BWS also provides TimeLok, Tradeshow, Asset Management, Special Markets, Truckload and HomeDirectUSA industry-specific services.

TimeLok: TimeLok is a fixed schedule delivery service that utilizes a hub-and-spoke route system incorporating 62 distribution centers that are independently owned by agents. BWS trucks operate on fixed routes and schedules to pick up and deliver goods from manufacturers and retailers to households and businesses, utilizing regional distribution centers to coordinate delivery. TimeLok offers high speed, time-guaranteed pick-up and delivery anywhere in the continental United States and portions of Canada. Services include lift-gate delivery trucks, two-person delivery teams, padded transportation, installation and set-up, and debris removal.

Tradeshow: Tradeshow is the transportation of padded or crated displays and exhibits to tradeshows throughout the United States. BWS uses equipment specifically designed for displays and exhibits and a fleet of drivers to provide service to both exhibitors and exhibit builders. Additionally, BWS provides on-site tradeshow scheduling and support.

Asset Management: Asset management services assist manufacturing and distribution companies with storage and delivery of goods to customers and management of inventory. BWS targets specific industries for these services, which include: merge-in-transit, consolidation, import/export, inventory management, installation of products at customer locations and packaging.

Special Market: Special Market is a customized transportation service that is provided to customers when weight, handling or scheduling requirements do not fit within the TimeLok system. BWS enters into third-party alliances with other transportation companies to supplement its in-house transportation services.

Truckload: Truckload is a service offered to existing customers who request it as part of other service offerings. BWS charges these customers on a 'per-mile' basis, based on total distance with pre-set mileage minimums. BWS is not price-competitive with traditional truck load carriers in providing this service and does not view it as a growth area.

HomeDirectUSA: The HomeDirectUSA division is a nationwide provider of supply chain management services in the home delivery set-up market. HomeDirectUSA's in-home service is focused on high-end large consumer durables, such as furniture, appliances, exercise equipment, and home and office electronics, that exceed the size, weight or service limits of traditional parcel shipping companies like UPS and FedEx. HomeDirectUSA uses a network of agents whose specialty is logistics and local distribution. HomeDirectUSA delivers throughout the United States. Customers include Neiman-Marcus, Best Buy, Toshiba, Simmons, QVC, Staples, Costco, The Cornerstone Group (Frontgate, Cinmar, Ballard Designs and Garnet Hill), Select Comfort, Everfast (Calico Corners), Ikon Health, LL Bean and Bush Industries. HomeDirectUSA enables diverse retailers, direct marketers (catalog merchants), manufacturers and internet retailers to outsource operations, control operating costs, maximize customer service and minimize operational complexities. Though currently operated as a division of BWS, we intend to operate HomeDirectUSA as a separate entity in the future.

BWS has approximately 188 employees.

Sales and Marketing

We market our services to new and existing customers through the van line agent network and our in-house sales staff. Most of the communication with residential customers occurs at the van line agent level. For BWS, corporate customers are typically contacted by our sales staff, while BVL's corporate customers are generally contacted through the van line agent network. The United States government business is generated in-house.

Customers

BVLLC's customers include private individuals wishing to relocate, businesses and the United States government. BWS provides services to consumer goods manufacturers, distributors, retailers and marketing companies, internet retailers, home television shopping companies and tradeshow builders and exhibitors. BWS has no long term contracts with its commercial customers. In 2001, only one customer, the United States Department of Defense, represented as much as 4.8% of revenue of The Bekins Company. The next nine customers combined accounted for approximately 9.4% of 2001 revenue.

Van Line Agent Contracts

We are currently engaged in a long-term project to standardize the form of contract to be signed by all of our van line agents. We anticipate that all of our van line agents will have substantially similar contracts in the future. At present, most of our agents have contracts with varying terms.

Insurance

We maintain what we consider to be appropriate insurance coverage for auto, general and cargo claim liabilities, in amounts in excess of minimum levels required by the United States Department of Transportation. We also maintain standard coverages for our general business operations. Most of our insurance policies require us to retain specified levels of primary liability (deductibles or self-insured retentions). We maintain letters of credit under our revolving credit line to secure payment of those amounts. We have recently experienced a significant rise in premium costs for liability coverages. Costs for these kinds of insurance are variable based on market conditions, most policies are written on a year-to-year basis, and we cannot assure you that costs for insurance will not rise in the future.

Safety

We operate formal safety programs focusing on owner-operator and agent driver selection, training and continual monitoring of performance. We conduct a background check on each prospective owner-operator and agent driver. Owner-operators and agent drivers are required to pass a United States Department of Transportation pre-employment physical examination, a mandatory drug test and a road test. All drivers are also required to pass a written safety test. We are issued safety ratings by the DOT. Currently we operate under a "Conditional" rating issued by the Department of Transportation. We have implemented changes to our procedures and expect our new procedures to be in compliance for the "Satisfactory" rating category when reviewed later in 2002. In the meantime, the "Conditional" rating could have an adverse effect on insurance availability and premium costs, and on customer choice for our services.

Regulatory Considerations

We operate nationwide as interstate common and contract carriers, freight forwarders and brokers and have been issued operating authorities by the United States Department of Transportation. This agency authorizes us to transport various classes of goods and products. Failure to comply with DOT regulations could subject us to civil and/or criminal penalties as well as the suspension and/or revocation of our operating authorities. Our 12-month recordable accident rate dropped to 0.19 versus a rate of 0.751 at the time of our last DOT audit in June, 2001. This compares favorably to the industry average of 0.56, as reported by the American Moving and Storage Association in November, 2001.

From time to time, tax authorities have sought to assert that owner-operators in the trucking industry are employees, rather than independent contractors. No such claim has been successfully made with respect to owner-operators serving The Bekins Company and its subsidiaries. However, there are no assurances that they will remain claim-free in the future or that tax authorities or tax laws will not change. We operate our common carrier business pursuant to tariffs that are filed by the Household Goods Carriers Tariff Committee of the American Moving & Storage Association. These tariffs are available for inspection pursuant to applicable federal regulations. Our contract carriage business is provided pursuant to written contracts with our various customers.

Legal Proceedings

We are parties to routine litigation incident to our businesses, primarily relating to claims arising from traffic accidents and for goods lost or damaged in transit or improperly shipped. Many of the lawsuits to which we are party are covered by insurance and are being defended by our insurance carriers. There are currently no material actions, suits or governmental investigations, including those of OSHA and the EPA, pending or, to our knowledge, threatened against us that are expected to have a material adverse effect on our operations.

DESCRIPTION OF PROPERTIES

We lease real property in eight locations. Our Hillside, Illinois headquarters consists of 80,000 square feet and houses all of our transportation planning, accounting, human resources and information technology functions. The Grove City, Ohio facility is a 168,000 square foot hub for the 62 nationwide distribution centers operated by our agents. The Bolingbrook, Illinois property is a 15,000 square foot driver training and trailer storage facility. Our Columbus, Ohio property is a trailer storage and vehicle maintenance yard. The San Bernadino, California facility is a 35,000 square foot warehouse that is currently vacant. The Yuma, Arizona facility is a 15,000 square foot warehouse sub-let to a third party tenant. The Alamogordo, New Mexico facility is a 10,000 square foot warehouse currently sub-let to a van line agent. The Pico Rivera, California property is 48,000 square foot trailer storage lot.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE BEKINS ACQUISITION GROUP, INC.

Our stockholders elect the members of our board of directors. Our bylaws provide for a 17-member board of directors. Currently, 12 seats are occupied and five seats are vacant. For election at the 2002 annual meeting we expect to nominate three independent directors, a representative of our drivers and one additional agent representative to fill the vacant directorships.

Our bylaws provide for what is known as a "staggered" board. Beginning with the 2002 annual meeting, the board will be divided into three classes, as equal in number as possible. Directors elected to the first class will hold office until the 2003 annual meeting, those elected to the second class will hold office until the 2004 annual meeting and those elected to the third class will hold office until the 2005 annual meeting. At each annual meeting held after 2002, the successors to the directors whose terms expire at that meeting will be elected for a three-year term.

Our bylaws call for our annual meeting of shareholders to be held in May of each year. The board has determined to delay the 2002 meeting until the fall of 2002. This will allow purchasers in this offering to participate.

Other than Mr. Marzullo, our President and Chief Executive Officer, who serves under a three-year annually renewable contract, our officers are chosen annually by the board of directors and serve until the next annual appointment of officers. Our certificate of incorporation and bylaws provide for indemnification of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law in effect at the time of a claim for indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors and officers pursuant to those provisions or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The following are our current directors and executive officers. Other than Mr. Marzullo, all are owners of or employed by one of our van lines agencies.

George Gilbert, (56) Chairman of the Board of Directors, The Bekins Acquisition Group, Inc. Mr. Gilbert has been the Chairman and President of Electronics Data Carriers, Inc., (doing business as EDC Moving Systems) located in Houston, Texas, since that company's founding in 1976. Mr. Gilbert manages approximately 200 full time employees. EDC Moving Systems has been a Bekins agent since 1983. Mr. Gilbert is past chairman of the Southwest Movers Association and the SMA Foundation, and is currently a member of the board of directors and executive committee of the Texas Motor Transportation Association.

Larry Marzullo, (55) President and Chief Executive Officer, The Bekins Acquisition Group, Inc. Larry Marzullo has been President and Chief Executive Officer of The Bekins Company and its subsidiaries since December, 1998. Mr. Marzullo joined Bekins in August, 1986, and has served the company in a variety of positions, including President of Bekins' High Value Products/Logistics Division, Chief Operating Officer and Chief Information Officer. Before joining Bekins, Mr. Marzullo was General Manager of Information Systems at UNOCAL, a natural resources exploration and production services company, from 1984 to 1996. Before that, he served in the United States Air Force as a Captain and tactical fighter training pilot for five years. Mr. Marzullo holds a Bachelor of Science degree in Information Technology and Accounting from California State Polytechnic University and is active in a number of management and logistics organizations, including the American Moving and Storage Association, the Council of Logistics Management, the Warehouse Education and Research Council and the American Management Association.

Dale G. Aman, (61) Director and Vice President, The Bekins Acquisition Group, Inc. Since 1990, Mr. Aman has been the Chief Executive Officer of A and P Moving, Inc., located in Novato, California, where he is responsible for 32 employees, 9 contract drivers and facilities covering 45,000 square feet.

H. Alan Bouffard, (50) Director and Treasurer, The Bekins Acquisition Group, Inc. From 1970 to the present, Mr. Bouffard has been the President and Chief Executive Officer of Interstate Moving and Storage Inc., located in Greenland, New Hampshire, where he manages approximately 50 employees. Mr. Bouffard is also the President and Chief Executive Officer of Atlantic Harvestor, Inc., a commercial fishing company, and The Bluefin Group, Inc., a consulting company. From 1979 to the end of 2000, Mr. Bouffard was President and Chief Executive Officer of H. E. Bouffard and Co., Inc., a refuse removal company.

Robert J. Starck, (53) Director and Secretary, The Bekins Acquisition Group, Inc. From 1974 to the present, Mr. Starck has been the Chief Executive Officer of Starck Van Lines, Inc., located in Burgettstown, Pennsylvania. Mr. Starck manages 30 employees and 15 independent contractors.

W. Dean Dahle, (63) Director, The Bekins Acquisition Group, Inc. From 1981 to the present, Mr. Dahle has been the owner and Chief Executive Officer of A-1 Movers Transfer & Storage Inc., located in Dallas, Texas, where he manages approximately 30 individuals.

Howard Hagemaster, (44) Director, The Bekins Acquisition Group, Inc. From 1979 to the present Mr. Hagemaster has been the General Manager of Hagemaster Motor Service, Inc., located in Chicago, Illinois, where he manages operations, sales, accounting and fleet management. Mr. Hagemaster manages between 20 to 30 employees depending on the season.

Gary Hevener, (57) Director, The Bekins Acquisition Group, Inc. From 1984 to the present, Mr. Hevener has been the President of Tri-Valley Tradeshow Services, located in Dublin, California, where he manages approximately 15 employees.

Joseph Holl, (45) Director, The Bekins Acquisition Group, Inc. From 1988 to the present, Mr. Holl has been the Chief Executive Officer of National Electronic Transit Corp., located in Lyndhurst, New Jersey, where he manages the business operations and over 100 employees.

Bruce Rosene, (61) Director, The Bekins Acquisition Group, Inc. From 1963 to July, 2000, Mr. Rosene was the owner of Boyer-Rosene Moving and Storage, Inc., located in Arlington Heights, Illinois. Since July, 200, Mr. Rosene has served as President of Boyer-Rosene Moving and Storage, Inc., where he manages approximately 200 employees.

Jeffrey K. Vreeland, (42) Director, The Bekins Acquisition Group, Inc. From 1998 to the present, Mr. Vreeland has been the President and Chief Executive Officer of J. K. Vreeland Moving & Storage Co., located in Plainfield, New Jersey. Mr. Vreeland currently manages approximately 50 employees. From 1976 to 1998 Mr. Vreeland was the Vice President of J. K. Vreeland Moving & Storage Co.

Larry Wells, (57) Director, The Bekins Acquisition Group, Inc. For the past five years, Mr. Wells has been the Chairman, President, Chief Executive Officer and General Counsel for The WinWell Companies, Inc., a warehousing and trucking company headquartered in Dallas, Texas. Mr. Wells manages approximately 150 employees.

The following are key managerial employees of our operating subsidiaries.

James L. Mazzuca, (50) Chief Operating Officer, The Bekins Company. Mr. Mazzuca was appointed COO of The Bekins Company in 2001. From 1991 to 2001, Mr. Mazzuca was Senior Vice President, Transportation Operations where he was responsible for all interstate linehaul operations of Bekins Worldwide Solutions. Mr. Mazzuca's career with the Bekins companies began in 1972.

Scott Ogden, (56) General Counsel and Secretary, The Bekins Company. Mr. Ogden has served in his current position since 1994. In addition to his current titles, from 1997 to 2002, Mr. Ogden was Divisional President – Household Goods and from 1994 to 1997, he was Senior Vice President of The Bekins Company. Mr. Ogden also currently serves as Senior Vice President, Regulatory and Legal Affairs for Bekins Van Lines, LLC.

Randy Valentino, (48) Vice President, Chief Technology Officer, The Bekins Company. Mr. Valentino has held his current position since joining The Bekins Company in 1996. From 1993 to 1996, Mr. Valentino was Director of Information Systems at Amersham Holdings, a health sciences company and producer of nuclear pharmaceuticals.

Anthony Coletto, (46) Vice President Sales and Marketing, Bekins Worldwide Solutions. Mr. Coletto has served in his current position since 2000. His duties include managing all sales and marketing efforts for BWS. Mr. Coletto's prior position with BWS was as Managing Director of Agent Logistics. Mr. Coletto joined the Bekins companies in 1998 as a sales manager.

Bob Polock, (50) Vice President, Household Goods Operations, Bekins Van Lines LLC. Mr. Polock has been in his current position since 1997. He is responsible for the household goods division's interstate linehaul operations. Mr. Polock began his career with the Bekins companies in 1976.

Bob Dalaskey, (47) Vice President, Sales and Marketing, Bekins Van Lines LLC. Mr. Dalaskey has been in his current position since 1998. Mr. Dalaskey joined the Bekins companies in 1993 and has served in a variety of positions.

Executive Committee

Our bylaws provide that the board of directors may designate one or more committees of the board, which may, to the extent designated, exercise some or all of the powers of the board.

The board has created an executive committee, which can act in place of the board when the board is not in session. The executive committee consists of five directors: George Gilbert, Larry Marzullo, Dale Aman, H. Alan Bouffard and Robert Starck.

Independent Consultant

Impact Capital, Inc. and Impact Consulting, Inc. acted as our financial advisors in connection with the negotiation and purchase of The Bekins Company in December, 2001, and the negotiations with Textron Financial Corporation for our revolving credit facility. Our loan agreement with Textron requires that we engage a turnaround consultant through the third quarter of 2002. We have engaged Impact Consulting, Inc. to act as that consultant. Impact Capital and Impact Consulting are separately-owned affiliates of the Impact Group. We have paid Impact Consulting approximately $151,000 for its services through April 3, 2002, and we are obligated to pay Impact Consulting for the consulting services it renders to us in 2002 on an as-needed basis. The Impact Group has no other relationship to our company or our officers and directors.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers are compensated for their services to Bekins Van Lines Co. and its subsidiaries by those entities. They receive no additional compensation for serving as our officers.

During the last fiscal year, the three highest paid persons who were officers or directors of Bekins Van Lines Co. and its subsidiaries, as a group, received aggregate remuneration of $623,747 from those entities for their services.

Our Chief Executive Officer, Larry Marzullo, is currently compensated under an employment agreement more fully described under the heading "Interest of Management and Others in Certain Transactions."

Our directors are paid no salary. Each director is entitled to receive a payment of $150 per day for attendance at each meeting of the board of directors. Members of the executive committee are entitled to receive $300 per day for attending meetings of the executive committee. Directors and executive committee members are also entitled to be reimbursed for reasonable out-of-pocket automobile and airfare expenses related to travel to and from meetings.

SECURITY OWNERSHIP

All of our outstanding common stock is owned of record by business entities that are van line agents or by executive management personnel. The following table indicates the amount and percentage of our common stock held of record by those executive management personnel and by those entities of which (i) any of our directors and executive officers and (ii) all directors and executive officers as a group, are the owners or principal executives having the power to vote or direct the vote of the shares owned, at the date of this offering circular.

Title of Class	Name and Address	Amount Owned[1]	Percent of Class
Voting Common Stock	Dale Aman* A and P Moving, Inc. 111 Hamilton Drive Novato, CA 94949	200	2.9%
Voting Common Stock	H. Alan Bouffard* Interstate Moving & Storage, Inc. 125 Ocean Road Greenland, NH 03840	200	2.9%
Voting Common Stock	W. Dean Dahle* A-1 Movers Transfer & Storage 7901 Ambassador Row Dallas, TX 75247	200	2.9%
Voting Common Stock	George Gilbert* EDC Moving Systems 2228 Wirtcrest Lane, Suite G Houston, TX 77055	200	2.9%
Voting Common Stock	Howard Hagemaster* Hagemaster Moving & Storage 1326 Halstead Street Chicago Heights, IL 60411	200	2.9%
Voting Common Stock	Gary Hevener* Tri-Valley Trade Show Services 7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	200	2.9%
Voting Common Stock	Joseph Holl* National Elec. Transit Corp. 230 Clay Avenue Lyndhurst, NJ 07071	200	2.9%
Voting Common Stock	Larry Marzullo 442 North Canal Chicago, IL 60610	200	2.9%
Voting Common Stock	Bruce Rosene 2116 Greenock Inverness, IL 60067	0	0.0%
Voting Common Stock	Robert J. Starck* Starck Van Lines, Inc. 246 Rock School Road Burgettstown, PA 15021	200	2.9%
Voting Common Stock	Jeffrey Vreeland* J.K. Vreeland Moving & Storage 535 North Avenue Plainfield, NJ 07060	200	2.9%

Voting Common Stock	Larry Wells* WinWell West Inc. 10610 Metric, Suite 190 Dallas, TX 75243	200	2.9%
All directors and officers as a group (12 persons)		**2,200**	**31.4%**
Non-Voting Common Stock	Dale Aman A and P Moving, Inc. 111 Hamilton Drive Novato, CA 94949	200	2.7%
Non-Voting Common Stock	Alan Bouffard Interstate Moving & Storage, Inc. 125 Ocean Road Greenland, NH 03840	200	2.7%
Non-Voting Common Stock	W. Dean Dahle A-1 Movers Transfer & Storage 7901 Ambassador Row Dallas, TX 75247	200	2.7%
Non-Voting Common Stock	George Gilbert EDC Moving Systems 2228 Wirtcrest Lane, Suite G Houston, TX 77055	600	8.1%
Non-Voting Common Stock	Howard Hagemaster Hagemaster Moving & Storage 1326 Halstead Street Chicago Heights, IL 60411	200	2.7%
Non-Voting Common Stock	Gary Hevener Tri-Valley Trade Show Services 7567 Amador Valley Blvd. Suite 104 Dublin, CA 94568	600	8.1%
Non-Voting Common Stock	Joseph Holl National Elec. Transit Corp. 230 Clay Avenue Lyndhurst, NJ 07071	200	2.7%
Non-Voting Common Stock	Larry Marzullo 442 North Canal Chicago, IL 60610	200	2.7%
Non-Voting Common Stock	Bruce Rosene 2116 Greenock Inverness, IL 60067	0	0.0%

Non-Voting Common Stock	Robert J. Starck Starck Van Lines, Inc. 246 Rock School Road Burgettstown, PA 15021	200	2.7%
Non-Voting Common Stock	Jeffrey Vreeland J.K. Vreeland Moving & Storage 535 North Avenue Plainfield, NJ 07060	200	2.7%
Non-Voting Common Stock	Larry Wells WinWell West Inc. 10610 Metric, Suite 190 Dallas, TX 75243	0	0.0%
All directors and officers as a group (12 persons)		**2,800**	**37.8%**

(1) Information is provided as to common stock prior to the offering only, as the Company cannot predict the number of shares that will be subscribed for by management officials or by all offerees of the shares being offered.

*Such individual, who is either an officer or a director of the Issuer, holds the power to vote or direct the voting of the shares held by the record owner.

Options, Warrants or Rights

The following table indicates the amount of options, warrants and similar rights held of record by those executive management personnel and by those entities of which any of our directors and executive officers are the owners or principal executives having the power to vote or direct the vote of the shares covered by those options, warrants and similar rights, at the date of this offering circular.

Name of Holder	Title of Securities Called for by Options, Warrants or Rights	Number of Shares	Exercise Price (per share)	Expiration Date
Interstate Moving & Storage, Inc. (Alan Bouffard)	Common Stock	80	$250.00	1/15/2005
EDC Moving Systems (George Gilbert)	Common Stock	888	$250.00	1/15/2005
Hagemaster Moving & Storage (Howard Hagemaster)	Common Stock	76	$250.00	1/15/2005
National Elec. Transit Corp. (Joseph Holl)	Common Stock	600	$250.00	1/15/2005

Larry Marzullo	Common Stock	1,200	$100.00	12/31/2011
Starck Van Lines, Inc. (Robert J. Starck)	Common Stock	460	$250.00	1/15/2005
WinWell West Inc. (Larry Wells)	Common Stock	601	$250.00	1/15/2005

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2002, we entered into a revised employment agreement with Larry Marzullo as our President and Chief Executive Officer. The agreement provides for an initial term of three years renewable annually at the end of each year. This means that at the beginning of each calendar year the contract has another three-year term. The annual salary payable under the agreement is $300,000, with provisions for a bonus of up to 50% of Mr. Marzullo's then current base salary based upon achievement of performance criteria. Mr. Marzullo will also be provided with additional benefits including allowances for an automobile, life insurance and other employee benefits. We also granted to Mr. Marzullo an option to purchase up to six units, or 1,200 shares, of our common stock at a price of $100 per share at any time between January 1, 2003, and December 31, 2011, or earlier in the event of a change in ownership of the Company. Mr. Marzullo also has the right to receive the equivalent of the portion of our annual net income attributable to 10 units of our common stock. The employment agreement also contains standard termination provisions for cause, including disability, and confidentiality provisions applicable to Mr. Marzullo. Pursuant to the requirements of his employment agreement, Mr. Marzullo has purchased two units of our common stock, at an aggregate price of $100,000.00, paid in cash.

DESCRIPTION OF COMMON STOCK

The following summary of the provisions of our common stock is not necessarily complete. It is qualified by the specific terms of our certificate of incorporation and bylaws, copies of which are included as exhibits to the Form 1-A of which this offering circular is a part.

We are authorized to issue 200,000 shares of common stock, consisting of 100,000 shares of voting common stock, $.001 par value, and 100,000 shares of non-voting common stock, $.001 par value. There were 14,400 shares outstanding as of the date of this offering circular, held by 35 stockholders. Pursuant to a policy formulated by the board of directors to be consistent with the purpose of the acquisition of The Bekins Company and our formation, our common stock can only be held by van line agencies that are parties to a current agent agreement with us, and executive management personnel. In addition, no stockholder may hold more than 200 shares of voting common stock. There is no limit on the number of shares of non-voting common stock that may be owned. Each share of voting common stock is entitled to one vote in the election of directors and other matters.

Holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors. All shares of common stock held by a stockholder must be voted as a block. Common stockholders will be notified of any stockholders' meetings in accordance with applicable law.

Holders of shares of common stock do not have preemptive rights to subscribe for any of our securities, and shares are not subject to redemption, except in connection with the stock repurchase provisions of our bylaws.

The declaration in the future of any cash dividends on our common stock will be at the discretion of the board of directors and will depend upon our earnings, capital requirements and financial position, general economic conditions, restrictions imposed by lenders and other pertinent factors. We do not expect to pay dividends on our common stock in the foreseeable future.

We may issue shares of common stock in the future, to entities that become van line agents, or to executive management personnel, on terms established by the board of directors.

Under provisions of the Delaware General Corporation Law, by which we are governed, a majority vote of the issued and outstanding shares of our voting common stock is required to:

- amend our certificate of incorporation to increase or decrease the authorized number, or change the designations, preferences, or other rights, of any class of stock;
- merge or consolidate us with any other corporation;
- sell, lease, or convey substantially all of our assets or;
- dissolve, liquidate, or wind up our affairs voluntarily.

If we liquidate, dissolve or wind-up our business, either voluntarily or involuntarily, common stockholders will share equally in any assets remaining after creditors are paid.

Restrictions on Transfer of Shares

The shares being offered for sale have not been registered with the SEC. They are not freely transferable and no market for them exists or will exist in the foreseeable future. Restrictions apply to all shares of our common stock. These restrictions are listed in Article 8.5 of our bylaws, which we have included in Appendix A to this offering circular. The following is a summary and is qualified in its entirety by reference to our bylaws.

Our bylaws describe the only methods by which a stockholder may transfer its interests in shares of our common stock. The bylaws require a stockholder to give us notice of:

- the stockholder's intention to transfer or pledge any shares of common stock, and of other transactions or events, including a change in the legal form of a van line agency;
- a sale or transfer of 50% or more of the beneficial ownership of a van line agency;
- a sale or transfer of all or substantially all of the assets of a van line agency;
- a merger or consolidation of a stockholder van line agency with or into any other entity;

- the dissolution or termination of existence of a van line agency;
- the bankruptcy or insolvency of a stockholder or a van line agency;
- the assignment or termination of the agency agreement between us and the van line agency, or of any of the rights and obligations of the van line agency under that agreement; and
- the death or disability of an individual stockholder.

When we receive any of these notices, our board of directors may either approve or disapprove the proposed transaction or event. If the board of directors approves or fails to respond within 30 days after it receives the notice, the stockholder will be free to transfer its stock or participate in any other transaction it describes in the notice.

If the board of directors disapproves of the proposed transaction or event, we must notify the stockholder of our disapproval. After that, we will have the option to repurchase the stockholder's common stock or to designate another person eligible to purchase the common stock. If we do not exercise this option within 30 days after notice of disapproval, our other stockholders will have the option, for an additional 30 days, to purchase the stockholder's common stock on a pro rata basis. If neither we nor the other stockholders have exercised their options within the time period provided, the stockholder will be free to transfer its shares or participate in the other proposed transaction.

The purchase price for stock that either we, our designee or the other stockholders repurchase under the options we listed above will be either $250.00 per share, or the book value of that stock at the end of our most recently completed fiscal year, whichever is greater. We may pay the purchase price either by a five-year promissory note bearing interest at the lowest applicable federal rate allowed under federal law or at any other higher rate that our board of directors specifies.

If a stockholder transfers shares of common stock or participates in any other transaction listed in the bylaws and the stockholder does not comply with the procedures listed in the bylaws, we will have the right, in addition to our rights under the van line agency agreement with the stockholder, to call for repurchase of the stockholder's common stock at 50% of the price otherwise payable to the stockholder.

LEGAL MATTERS

Schiff Hardin & Waite, Chicago, Illinois, will pass upon the validity of the securities offered by this offering circular for us.

EXPERTS

The consolidated financial statements of Bekins Van Lines Co. at December 31, 2000, and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included herein, and those financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bekins Van Lines Co. at December 31, 2001, and for the year then ended, have been audited by Altschuler, Melvoin and Glasser LLP, independent auditors, as set forth in their report thereon and included herein, and those financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The historical financial information delivered with this offering circular is derived from financial statements prepared for Bekins Van Lines Co. on a consolidated basis. We have not included historical financial information for The Bekins Company since it engaged only in nominal activities and financial statements were not prepared on a regular basis.

We have also included unaudited pro-forma consolidated financial statements for The Bekins Acquisition Group, Inc. as adjusted to reflect the acquisition of The Bekins Company as if it occurred on January 1, 2002. In addition, we have included the unaudited consolidated financial statements of The Bekins Acquisition Group, Inc. as of February 28, 2002.

APPENDIX A

THE BEKINS ACQUISITION GROUP, INC.
EXCERPTS FROM BYLAWS

8.5 Restrictions on Transfer and Participation in Triggering Events.

(a) A "Triggering Event" (a "Triggering Event" or "Event") shall mean any of the following:

(i) any sale, transfer or assignment by a stockholder of stock of the corporation held by the stockholder, or any sale, transfer or assignment by a stockholder of the beneficial ownership rights or any incidents of ownership of such stock:

(ii) any change in the legal form of a stockholder (e.g., from a corporation to a sole proprietorship or partnership);

(iii) any sale, transfer or assignment of fifty percent (50%) or more of the beneficial ownership of a stockholder;

(iv) any sale, transfer or assignment of all or substantially all of the assets of a stockholder;

(v) any merger or consolidation of a stockholder with or into any other corporation, partnership, joint venture, trust or other entity;

(vi) the dissolution or termination of existence of a stockholder;

(vii) the bankruptcy or insolvency of a stockholder, including but not limited to, an assignment for the benefit of creditors, the appointment of a trustee or receiver for any substantial part of a stockholder's property, the inability of a stockholder to pay its debts as they become due, or the institution by or against a stockholder of any proceeding under the Bankruptcy Code or any law of the United States or any state relating to insolvency, receivership, reorganization or debt adjustment;

(viii) the transfer or assignment of a stockholder's agency agreement or any of the rights and obligations of a stockholder thereunder;

(ix) the termination of a stockholder's agency agreement for any reason;

(x) any attempt by a stockholder to do any act described in subparagraphs (i) through (ix) of this Section 8.5(a); or

(xi) the death or disability of a stockholder who is a natural person. For purposes of this Section 8.5, "disability" shall mean the complete inability of a stockholder to perform the duties incident to his ownership of stock or to the management of his agency for a period of six (6) months as a result of mental or physical illness, sickness or injury. The determination of whether a stockholder is disabled shall be approved by at least two-thirds (2/3) of the entire Board (other than such stockholder, if then serving as a Director), shall be based upon competent medical advice, and shall be binding upon the corporation and the stockholder.

(b) If a stockholder ("Selling Stockholder") intends to participate in a Triggering Event or has reason to believe that a Triggering Event will occur, the Selling Stockholder shall, prior to the occurrence of the Event, give the corporation written notice of the Event. The notice shall contain the following information; a description of the Event and all of the terms thereof; the effect of the Event upon the ownership of the stock of the corporation held by the Selling Stockholder; the effect of the Event on the Selling Stockholder's agency agreement; the name and addresses of each party participating in the Event and, if any such party is a corporation, partnership joint venture, trust or other entity, the name and address of each natural person who beneficially owns at least ten percent (10%) of such entity; and all other material facts concerning the Event. If the Triggering Event is the death or disability of a stockholder who is a natural person, the notice and offer for repurchase shall be given by the personal representative of the stockholder.

(c) The corporation, by a resolution of the Board of Directors, shall have the power to approve or disapprove of the participation of the Selling Stockholder in the Triggering Event. If the corporation approves of such participation, or if the corporation fails to disapprove of such participation within thirty (30) days after receipt of the Selling Stockholder's notice, the Selling Stockholder may participate in the Triggering Event. If the corporation disapproves of the participation of the Selling Stockholder in the Triggering Event, the corporation shall give the Selling Stockholder written notice that it disapproves of the participation of the Selling Stockholder in the Triggering Event, and the Selling Stockholder's notice shall be deemed to be the Selling Stockholder's offer to the corporation for the repurchase of all of the stock of the corporation held by the Selling Stockholder. The corporation shall then have the option to repurchase the stock offered or to designate a purchaser for such stock, provided that such designee is qualified to become a stockholder in accordance with the Certificate of Incorporation, these by-laws and any resolution of the Board setting forth such qualifications. If the corporation does not exercise such option to repurchase or designate a purchaser within thirty (30) days after giving notice of its disapproval of the Triggering Event, the Selling Stockholder shall offer the stock of the corporation it holds to the other stockholders of the corporation on a pro rata basis. The other stockholders shall have the option for an additional thirty (30) days to purchase the stock being offered. If neither the corporation nor the other stockholders exercise said options as to all of the stock of the corporation held by the Selling Stockholder within the time provided, the Selling Stockholder may participate in the Triggering Event.

(d) All purchases shall be closed at such date as the corporation shall designate within thirty (30) days after the acceptance by the corporation, its designee or other stockholders of any offer made pursuant to this Section 8.5.

(e) The purchase price for any such stock, whether the stock is repurchased by the corporation or purchased by the corporation's designee or other stockholders, shall be the greater of (A) the book value thereof as shown on the audited financial statements of the corporation as of the end of its fiscal year most recently completed prior to the date of purchase, or (B) Two Hundred Fifty Dollars ($250.00) per share. Unless otherwise agreed by the parties and except as set forth in paragraph (vi) of this Section 8.5, such purchase price may be paid to the Selling Stockholder at closing or, at the option of the corporation, may be paid by the corporation in up to five (5) equal annual installments, with interest. The rate of interest payable on such installments shall be the lowest Applicable Federal Rate, as defined by the Internal Revenue Code, that will avoid the imputation of interest under the federal tax laws, or such other higher rate as the Board of Directors may authorize. Notwithstanding the foregoing, however, if the corporation exercises its option to repurchase, the corporation shall have the right to withhold payment for such stock until such time as a final accounting between the Selling Stockholder and the corporation shall have been had, and if it be determined upon such final accounting that the Selling Stockholder is indebted or obligated to the corporation or any of its subsidiaries, the amount of such indebtedness or obligation shall be credited against the purchase price to be paid for such shares.

(f) The corporation shall not repurchase a stockholder's stock pursuant to this Section 8.5 if such repurchase would cause the corporation to impair its capital surplus.

(g) The Board of Directors of the corporation may establish additional procedures relating to such purchases, provided such provisions are not inconsistent with these by-laws.

8.6 No Other Transfers. No outstanding common stock of the corporation shall be sold, transferred, assigned, pledged, hypothecated or encumbered in any way for any purpose except as provided in Section 8.5.

8.7 Restrictions Binding on Transferees. The failure of the corporation or the other stockholders to purchase any share or shares of stock pursuant to Section 8.5, and a subsequent sale or transfer to any other person or entity, shall not, as to any future sale or transfer, discharge any such share or shares of stock from any of the restrictions contained herein. It is the intent that all restrictions imposed in Section 8.5 on the sale or transfer of shares of stock shall apply to all such stock, whensoever, howsoever, or by whomsoever acquired, in the hands of all holders or owners, whether original stockholders or subsequent purchasers or transferees, whether acquired through the voluntary or involuntary act of a stockholder or by operation of law, and whether a part of the first authorized issue or any subsequent or increased issues.

8.8 Failure to Observe Restrictions. In the event that a stockholder fails to comply with the provisions of Section 8.5 of these by-laws, the corporation shall be entitled, in addition to any other remedies available under its agency agreement, on not less than ten (10) days notice, to repurchase all of the common stock of the corporation owned by the stockholder at a price equal to one-half (1/2) the price specified in Section 8.5(e) above, on the same payment terms as provided above.

10.08 Definitions of Certain Terms. As used in these by-laws, the following terms shall be defined as follows:

(a) An "agency" shall mean the business that is the subject matter of an agency agreement entered into by the Corporation and a van line agent.

(b) An "agency agreement" shall mean the contract entered into between the Corporation and a van line agent in which the van line agent agrees to serve as an agent for the

Corporation in connection with the business of packing, moving, conveying, delivering and storing household and other goods, as more particularly described in such agency agreements.

(c) An "agent" shall mean a van line agent, except when used in the provisions of the Certificate of Incorporation and these by-laws concerning indemnification. For purposes of indemnification, the term "agent" shall be used in its generic sense to mean a person who is authorized to act for the Corporation.

THE BEKINS ACQUISITION GROUP, INC.

FORM OF SUBSCRIPTION AGREEMENT

The Bekins Acquisition Group, Inc.
330 South Manheim Road
Hillside, Illinois 60162

Ladies and Gentlemen:

The undersigned hereby tenders this subscription and applies for the purchase of the number of units of shares of common stock, $.001 par value, set forth below (the "Shares") of The Bekins Acquisition Group, Inc., a Delaware corporation (the "Company"), each unit consisting of 200 Shares, at a price of $50,000.00 per unit ($250.00 per Share), and tenders payment for such Shares by (i) delivering to the Company a certified or cashier's check, payable to the order of "The Bekins Acquisition Group, Inc." in the appropriate amount or (ii) surrendering amounts currently owed to the undersigned by Bekins Van Lines Co. in an amount equal to $250.00 per Share subscribed or (iii) a combination of those payment methods, as indicated.

The undersigned acknowledges receipt of a copy of the Offering Circular of the Company dated _________ __, 2002, relating to the offering of the Shares (the "Offering Circular") and acknowledges that this Subscription Agreement is submitted subject to all of the terms and conditions set out in the Offering Circular.

The undersigned represents and warrants to you as follows:

1. The undersigned is aware that investment in the Company involves numerous risks, including those described in the Offering Circular.

2. The undersigned is aware that any future transfer of the Shares is subject to certain restrictions contained in the Company's Bylaws and that there is no market for the Shares or liquidity in this investment. The undersigned has read and understands the applicable provisions of the Bylaws of the Company (a copy of which is included as Appendix A to the Offering Circular).

3. The undersigned understands that there is no minimum number of units or Shares that must be sold in order for the Company to accept this subscription and retain the purchase price for its own uses, and that none of the funds tendered as payment for Shares will be held in an escrow or restricted account, and may be used by the Company immediately upon acceptance of this subscription.

The undersigned further understands that:

(a) This subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

(b) Subscriptions using all cash as payment may be accepted before subscriptions surrendering amounts currently owed to the undersigned as consideration.

(c) No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Shares.

The undersigned acknowledges and agrees that it is not entitled to cancel, terminate, or revoke this subscription or any agreements hereunder and that such subscription and agreements shall survive as an obligation of the undersigned.

This Subscription Agreement and all rights hereunder shall be governed by, and shall be interpreted in accordance with, the laws of the State of Delaware (other than the conflict of laws rules thereof).

Subscribers proposing to pay for Units in whole or part by surrender of amounts payable must read and by their signature below agree to the following:

The undersigned, as an agent of Bekins Van Lines Co., is presently owed by Bekins Van Lines Co. an amount not less than the amount designated below as "Amount Tendered."

In order to pay for the Shares subscribed, if the foregoing Subscription Agreement is accepted, the undersigned hereby irrevocably surrenders to Bekins Van Lines Co. or its designee, and disclaims any further interest in or claim to, an amount up to the Amount Tendered that represents the purchase price for the number of Shares for which the Subscription Agreement is accepted. The undersigned represents and warrants that no other party has any interest in the amount surrendered, that the undersigned is fully authorized to surrender its right to receive such amount, and that the Company and each of its affiliates and each of their officers, directors, shareholders, employees, agents and representatives, shall be fully and completely protected in following the foregoing direction and applying such amounts to purchase of the Shares.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be executed by its duly authorized representative on its behalf on the date set forth below.

Amount Subscribed:

____
Print Complete Name of Subscriber

______ Units (of 200 Shares each) @ $50,000/Unit = $________ **Amount Tendered**

By:______________________________
Signature and title of authorized representative of Subscriber

Payable:
In cash, by check enclosed $________

By surrender of amounts payable $________

Address of Subscriber:

____

____

Taxpayer I.D. No. of Subscriber

____

____
Date

Accepted, as to _______ Units/ ______ Shares

The Bekins Acquisition Group, Inc.

By: ______________________________

Signature page to The Bekins Acquisition Group, Inc.
Subscription Agreement

PART F/S
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors and Stockholder of
Bekins Van Lines Co.

We have audited the accompanying consolidated balance sheet of Bekins Van Lines Co., an indirectly wholly owned subsidiary of GeoLogistics Corporation, and Subsidiaries as of December 31, 2001 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2000 were audited by other auditors whose report dated March 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bekins Van Lines Co. and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
April 4, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Bekins Van Lines Co.

We have audited the accompanying consolidated balance sheet of Bekins Van Lines Co., an indirectly wholly owned subsidiary of GeoLogistics Corporation, and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bekins Van Lines Co. and subsidiaries at December 31, 2000 and the consolidated results of its operations and its cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
March 15, 2001

Bekins Van Lines Co.
Consolidated Balance Sheets
December 31, 2001 and 2000 (In Thousands)

	2001	2000
Assets		
Current assets		
Restricted cash	$ 1,093	$ -
Accounts receivable - trade (net of allowance of $657 and $944 for 2001 and 2000, respectively)	19,650	24,978
Accounts receivable - agents (net of allowance of $3,257 and $1,970 for 2001 and 2000, respectively)	4,848	6,732
Prepaid expenses and other assets	2,631	2,500
Accounts receivable - affiliates		18
	28,222	34,228
Property and equipment	5,870	8,035
Goodwill	8,841	15,868
Agent contracts	1,391	1,998
Other assets	1,273	1,408
	11,505	19,274
	$ 45,597	$ 61,537
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable - trade	$ 12,202	$ 3,913
Checks issued in excess of funds on deposit	145	7,347
Accounts payable - agents	17,101	12,970
Accrued liabilities	10,870	12,389
	40,318	36,619
Long-term liabilities		
Revolving loan payable	1,037	
Other noncurrent liabilities	4,242	4,241
Due to affiliate		16,160
	5,279	20,401
Stockholder's equity		
Preferred stock (ten dollar par value; 20,000 shares authorized, 4,000 shares issued and outstanding)	40	40
Common stock (ten dollar par value; 60,000 shares authorized, 30,000 shares issued and outstanding)	300	300
Additional paid-in capital	39,983	32,671
Accumulated deficit	(40,323)	(28,494)
	-	4,517
	$ 45,597	$ 61,537

See accompanying notes.

Bekins Van Lines Co.
Consolidated Statements of Operations
Years Ended December 31, 2001 and 2000 (In Thousands)

	2001	2000
Operating revenue	$ 175,772	$ 212,573
Cost of transportation	145,573	177,815
Gross profit	30,199	34,758
Selling, general and administrative expenses (inclusive of depreciation and amortization)	34,391	39,484
Impairment loss	6,578	
	40,969	39,484
Loss from operations	(10,770)	(4,726)
Interest expense, net	1,100	1,700
Gain on sale of assets	(41)	(51)
	1,059	1,649
Net loss	$ (11,829)	$ (6,375)

See accompanying notes.

Bekins Van Lines Co.
Consolidated Statements of Stockholder's Equity
Years Ended December 31, 2001 and 2000 (In Thousands)

	Preferred Stock[1]	Common Stock[2]	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2000	$ 40	$ 300	$ 32,671	$ (22,119)	$ 10,892
Net loss				(6,375)	(6,375)
Balance, December 31, 2000	40	300	32,671	(28,494)	4,517
Capital contribution			7,312		7,312
Net loss				(11,829)	(11,829)
Balance, December 31, 2001	$ 40	$ 300	$ 39,983	$ (40,323)	$ -

[1]Ten dollar par value; 20,000 shares authorized, 4,000 shares issued and outstanding; 6% cumulative preferred dividend (the holder of the preferred stock (The Bekins Company) has waived the rights to any cumulative dividends in arrears through December 31, 2001).

[2]Ten dollar par value; 60,000 shares authorized, 30,000 shares issued and outstanding.

See accompanying notes.

Bekins Van Lines Co.
Consolidated Statements of Cash Flows
Years Ended December 31, 2001 and 2000 (In Thousands)

	2001	2000
Operating activities		
Net loss	$ (11,829)	$ (6,375)
Depreciation and amortization	4,789	5,302
Gain on sale of assets	(41)	(51)
Loss on terminated agent contracts	320	108
Impairment loss	6,578	
Changes in		
Accounts receivable	7,212	5,387
Prepaid expenses and other assets	(338)	720
Accounts payable	12,420	(3,644)
Accrued and other liabilities	(1,953)	(187)
Net cash provided by operating activities	17,158	1,260
Investing activities		
Purchases of property and equipment	(331)	(947)
Payment of agent recruiting costs	(485)	(734)
Proceeds from sale of assets	45	59
Funding of restricted cash account	(1,093)	
Net cash used in investing activities	(1,864)	(1,622)
Financing activities		
Repayment of amounts due to affiliate	(6,817)	(2,797)
Increase (decrease) in checks issued in excess of funds on deposit	(7,202)	3,389
Net repayment of revolving loan	(976)	
Payment of capital lease obligations	(299)	(230)
Net cash provided by (used in) financing activities	(15,294)	362
Change in cash and balance, beginning and end of year	$ -	$ -
Supplemental disclosure of cash flow information		
Interest paid to third parties	$ 192	$ 74
Income taxes paid	$ -	$ 46
Supplemental schedule of noncash investing and financing activities		
Conversion of due to affiliate to contributed capital	$ 7,312	$ -
Computer equipment acquired under capital lease agreements	$ 795	$ 566
Transfer of amounts due to affiliate to revolving loan	$ 2,013	$ -

See accompanying notes.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies

The operations of Bekins Van Lines Co. (the Company) are conducted through two wholly owned subsidiaries, Bekins Van Lines, LLC (HHG) and Bekins Worldwide Solutions, Inc. (BWS), formerly known as GeoLogistics Network Solutions, Inc. The Company is wholly owned by The Bekins Company (TBC), which is a wholly owned subsidiary of GeoLogistics Corporation (GeoLogistics). On December 31, 2001, GeoLogistics sold all of the outstanding stock of TBC to The Bekins Acquisition Group, Inc. (TBAG). Prior to and in connection with the sale, GeoLogistics converted its amounts due from the Company to additional paid-in capital.

The Company provides interstate, intrastate, local transportation, and storage services for household goods and high-value products. Substantially all transportation and related services are purchased from independently owned distribution centers and owner-operators who receive operational, financial, and marketing services from the Company. The Company conducts its operations through its Illinois-based management and system center and approximately 368 independent service centers located throughout the United States.

The Company has suffered recurring losses since 1999 and at December 31, 2001 has negative working capital and zero stockholder's equity. During late 2001 and early 2002, the Company initiated several actions to improve its financial condition and operating performance including overall cost-cutting measures, the elimination of nonperforming agents and the execution of a new loan and security agreement (Note 4). The Company plans to implement reductions of outstanding trade payables being negotiated with its vendors. In addition, TBAG has raised $3,500 of equity capital and has facilitated the conversion of $1,578 of agent payables to notes (Note 10). Lastly, TBAG plans to complete an offering of its common stock up to a maximum of $5,000.

There can be no assurance that the Company or TBAG will be able to successfully implement their plans for growth or, if such plans are implemented, that the Company will achieve its goals. The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result in the event the Company's plans are not successful. In addition, the financial statements do not reflect the subsequent equity and debt transactions outlined in Note 10.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HHG and BWS. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition—The Company recognizes gross transportation and storage revenue on the date the shipment is delivered or on the date the service is completed. Included in revenue is an estimated amount that is held in an accrued receivable account until such time that the customer is invoiced. Concurrent with the estimate for revenue, the Company recognizes an accrual for the cost of transportation expenses. The accrual is reversed once the Company processes the actual charges.

The Company's household goods business is seasonal and, as a result, approximately 40 percent of HHG operations occur in the summer months.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Cash and Cash Management—Cash in excess of operating requirements, including amounts required to fund outstanding checks when presented for payment, is used to reduce the Company's short-term borrowings. The Company issues checks to satisfy its creditors in excess of amounts of cash on hand and draws on its revolving loan when the checks are presented for payment.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation of owned assets and amortization of capital lease assets are provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the lease or the useful life of the asset on a straight-line basis.

Major repairs, refurbishment, and improvements that significantly extend the useful lives of the related assets are capitalized. Maintenance and repairs are expensed as incurred. Depreciation expense for the years ended December 31, 2001 and 2000 was $3,287 and $3,858, respectively.

Estimated useful lives are as follows:

Transportation equipment	4-8 years
Operating equipment and other	3-10 years
Leasehold improvements	3-10 years
Computer software	3-5 years

Intangible Assets—Agent contracts are costs incurred to recruit new agents including new signage reimbursements, equipment, publicity, and signing bonuses, which are deferred and amortized over the life of the contract, usually five years.

Goodwill represents the excess of purchase price over the fair value of net assets acquired. This amount is being amortized using the straight-line method over a period of 40 years.

In accordance with Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If undiscounted net cash flows are insufficient to recover the carrying amount of the assets, the assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. During 2001, the Company performed impairment testing and has determined that long-lived assets have been impaired and has reduced the carrying value of goodwill as of December 31, 2001 and recorded $6,578 as impairment loss on the consolidated statement of operations.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. Effective January 1, 2002, the Company has adopted SFAS 142. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $449 per year.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143 effective January 1, 2003. The Company has not determined the effect of adopting SFAS 143 on the results of operations or financial position.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company has adopted SFAS 144 effective January 1, 2002 and determined that SFAS 144 does not have a material impact on its consolidated results of operations and financial position.

Fair Value of Financial Instrument—The carrying value of restricted cash, accounts receivable, and accounts payable approximates fair value at December 31, 2001 and 2000, due to their short-term nature. The carrying value of the Company's amounts due to affiliate and under the revolving loan approximate fair value due to variable interest rates and other factors.

Income Taxes—Deferred income taxes are provided at currently enacted tax rates for temporary differences between the financial reporting basis and tax basis of assets and liabilities. The deferred income tax provision or benefit generally reflects the net change in deferred tax assets and liabilities during the year.

Advertising Costs—The Company expenses all advertising costs in the year incurred. Advertising expense amounted to $336 and $875 for the years ended December 31, 2001 and 2000, respectively.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Credit Risk Considerations—Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers and markets into which services are sold, as well as their dispersion across many different geographic areas.

The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of collection experience, industry trends, and other relevant factors.

Reclassifications—Certain year 2000 amounts have been reclassified to conform to the current method of presentation, without affecting the previously reported net loss or stockholder's equity.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Accounts affected by significant estimates include accounts receivable and accruals for transportation and other direct costs, insurance claims, cargo loss and damage claims.

Note 2 Property and Equipment

Property and equipment at December 31, 2001 and 2000 consists of:

	2001	2000
Computer software	$ 8,595	$ 8,583
Transportation equipment	4,806	4,903
Operating equipment and other	2,962	2,789
Capitalized computer equipment leases	2,088	1,293
Leasehold improvements	1,008	997
	19,459	18,565
Accumulated depreciation and amortization	(13,589)	(10,530)
	$ 5,870	$ 8,035

Included in accumulated depreciation and amortization is $1,279 and $722 of accumulated amortization related to capitalized leases at December 31, 2001 and 2000, respectively.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 3 Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2000 consist of:

	2001	2000
Cargo claims and litigation	$ 2,911	$ 4,064
Agent programs	2,433	2,527
Employee related	1,255	1,551
Contractor transportation and bonds	1,410	1,615
Current portion of capital lease obligations	454	175
Other	1,200	2,457
Current portion of government settlement (Note 5)	1,207	
	$ 10,870	$ 12,389

Cargo claims are accrued based on the Company's claims experience and management's judgment. Included in trade accounts payable as of December 31, 2001 are $4,449 of additional cargo claims which have been approved for payment.

Note 4 Revolving Loan and Amounts Due to Affiliate

Amounts due to affiliates at December 31, 2000 consist of amounts outstanding under the revolving lines of credit, accrued interest, accrued management fees, and other activity between the Company and GeoLogistics.

Prior to March 31, 2000, the Company received advances for working capital requirements from GeoLogistics under a revolving loan agreement. The revolving loan agreement provided for floating margin interest rates at 2 percent for prime loans and 3.5 percent for LIBOR loans and had no specified repayment terms.

On March 31, 2000, BWS and HHG along with affiliates GeoLogistics Services, Inc. and GeoLogistics Americas, Inc. (GAI), all wholly owned subsidiaries of GeoLogistics (collectively the Borrowers), entered into a Loan and Security Agreement (the Revolver) with Congress Financial Corporation (Western), a subsidiary of First Union Bank (the Lender). The Borrowers amended the Revolver in June and October 2000 and April, May and June 2001. Each party to the Revolver was jointly and severally liable for the entire amount of the Revolver. Therefore, the principal amount outstanding under the Revolver was not specifically allocated to any entity of the Borrowers' group, and the Company accounted for their respective activity as intercompany revolver borrowings. As of December 31, 2000, a total of $53,699 was outstanding under the Revolver. As of December 31, 2000, $11,469 of the Company's $24,978 of trade accounts receivable represented collateral supporting the Revolver borrowings. Had the Company reflected any Revolver borrowings on the accompanying consolidated balance sheet as of December 31, 2000, the Company would record a corresponding reduction in the amount due to affiliate.

During 2000, the maximum available borrowings under the Revolver were between $50,000 and $60,000 ($60,000 at December 31, 2000). During 2000, the interest rate on the Revolver was prime plus 1.25 percent (10.75 percent at December 31, 2000). For the year ended December 31, 2000, the Company's interest expense was $1,661.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 4 Revolving Loan and Amounts Due to Affiliate, *Continued*

The aforementioned amendments also specifically excluded GeoLogistics' failure to make its interest payment on its notes and certain other events from being events of default under the Revolver. Furthermore, GeoLogistics was in default of the consolidated net worth covenant and obtained waivers through March 30, 2002.

On November 7, 2001, the Revolver was amended and replaced with two related loan and security agreements (Bekins Revolving Loan and GAI Revolver). The parties to the Bekins Revolving Loan are BWS, HHG, and Lender. Additionally, BWS and HHG are not parties to the GAI Revolver. However, an event of default on the GAI Revolver that is not cured or waived would be considered an event of default for the Bekins Revolving Loan. The Bekins Revolving Loan, as amended on December 31, 2001, has a maturity date of October 31, 2002, a maximum credit line of $15,000, an interest rate (5.5 percent at December 31, 2001) of prime plus .5 percent or the Eurodollar rate plus 3 percent, and a letter of credit sublimit of $8,000. The maximum amount that can be borrowed under the Bekins Revolving Loan is equal to 85 percent of eligible billed receivables. Collateral liens on accounts receivable as well as general and specific liens on other assets of the Company have been provided to the Lender. Additionally, the Bekins Revolving Loan places certain restrictions on the Borrowers in the areas of asset sales, additional liens, and additional indebtedness, investments, and dividend and affiliate transactions.

In connection with the definitive agreement for the sale, on December 31, 2001, the Bekins Revolving Loan was amended. The Bekins Revolving Loan, as amended, has a maturity date of June 27, 2002, a maximum credit line of $10,000, and an interest rate of prime plus 1 percent or the Eurodollar rate plus 3.5 percent. Additionally, in connection with the amended Bekins Revolving Loan, the Lender consented to the sale of all of the capital stock of The Bekins Company by GeoLogistics contingent upon a $2,500 paydown of the obligations outstanding under the Bekins Revolving Loan by January 4, 2002. This paydown was financed by a capital contribution from TBAG. As of December 31, 2001, $1,037 was payable under the Bekins Revolving Loan with the Lender. Outstanding letters of credit as of December 31, 2001 amounted to $3,876.

On March 5, 2002, the Company entered into a Loan and Security Agreement (Textron Agreement) with Textron Financial Corporation which provides for a Revolving Loan up to a maximum of $20,000 with interest at the prime rate plus 1 percent and a letter of credit sublimit of $5,000. Borrowings are limited to 85 percent of eligible billed receivables (net of a dilution reserve) and 65 percent of eligible unbilled receivables (up to a maximum of $4,000 for October through May and $5,000 for June through September), as defined. Substantially all of the Company's assets are secured as collateral under the Textron Agreement. The Textron Agreement terminates March 5, 2004 and provides for additional one year renewals. The agreement contains certain financial and restrictive covenants.

The Revolving Loan balances in the accompanying consolidated financial statements as of December 31, 2001 have been reflected as noncurrent in accordance with the terms of the Textron Agreement.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 5 Other Noncurrent Liabilities

Noncurrent liabilities consist of the following as of December 31, 2001 and 2000:

	2001	2000
Insurance	$ 2,990	$ 3,570
Capital lease obligations, long-term portion	459	262
Government settlement	793	
Employee related		409
	$ 4,242	$ 4,241

Certain of the Company's insurance programs, primarily workers' compensation, public liability and property damage, and cargo loss and damage are subject to substantial deductibles or retrospective adjustments. Accruals for insurance claims (except for cargo claims, see Note 3) are estimated for the ultimate cost of unresolved and unreported claims pursuant to actuarial determination.

Pursuant to a $2,000 settlement agreement with the United States Government dated March 8, 2002, the Company is required to immediately repay overcharges approximating $1,093 to the United States Government. The Company is also required to pay a penalty totaling $907 in eight installments of $113 each beginning July 15, 2002 and every six months thereafter through January 15, 2006. The current portion of this settlement totals $1,207 and the noncurrent portion is $793. The Company has set aside $1,093 to pay this claim which was paid on March 21, 2002. Such amount has been classified as restricted cash.

Note 6 Commitments and Contingencies

The Company is obligated under operating leases for equipment, warehouse, and office space that expire between 2002 and 2006.

The Company's future minimum rental commitments for all noncancelable operating leases at December 31, 2001, are as follows:

2002	$ 4,247
2003	2,688
2004	1,732
2005	1,667
2006	560
	$ 10,894

Rent expense amounted to $5,264 and $5,236 for the years ended December 31, 2001 and 2000, respectively.

The Company is obligated under various equipment capital leases which expire through May 2004 and have fixed (9.75 percent) interest rates.

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 6 Commitments and Contingencies, *Continued*

Future minimum lease payments under these capital leases are as follows:

2002	$	565
2003		405
2004		101
		1,071
Amount representing imputed interest		(158)
Present value of net minimum lease payments	$	913

The Company is a defendant in legal proceedings arising in the ordinary course of business and is subject to unasserted claims. Although the outcome of these proceedings cannot be determined, it is the opinion of management, based on consultation with legal counsel, that the litigation reserves recorded at December 31, 2001 and 2000, and included in accrued expenses are sufficient to cover losses which are probable to occur.

Note 7 Related-Party Transactions

Operating revenue from related companies was approximately $43 and $317, respectively, for the years ended December 31, 2001 and 2000. Selling, general and administrative expenses include management fees paid to GeoLogistics of approximately $720 and $998 for the years ended December 31, 2001 and 2000, respectively. Included in accounts payable is approximately $160 owed to GeoLogistics at December 31, 2001.

Note 8 Income Taxes

The Company's operations are included in the consolidated income tax return filed by GeoLogistics. In accordance with generally accepted accounting principles, the provision for income taxes has been determined as if the Company had filed a separate income tax return. In 1999, the tax-sharing agreement between GeoLogistics and the Company was rescinded.

A reconciliation of income tax expense for the years ended December 31, 2001 and 2000 to the statutory corporate federal rate of 34 percent is as follows:

	2001	2000
Statutory tax benefit	$ (4,022)	$ (2,168)
Effects of		
Valuation allowance	1,524	2,308
Amortization of goodwill	2,811	214
Penalty	363	
State income taxes, net of federal benefit	(676)	(354)
	$ -	$ -

Years Ended December 31, 2001 and 2000 (In Thousands)

Note 8 Income Taxes, *Continued*

Significant components of deferred income taxes at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Insurance reserves	$ 1,322	$ 1,862
Allowance for doubtful accounts	1,566	1,138
Cargo loss reserve	921	1,329
NOL carryforward	2,420	878
Miscellaneous accruals	1,598	1,783
	7,827	6,990
Valuation allowance	(6,450)	(4,926)
	1,377	2,064
Deferred tax liabilities		
Depreciation and amortization	(1,377)	(2,064)
	$ -	$ -

At December 31, 2001, the Company's net operating loss (NOL) carryforwards available to offset future taxable income were approximately $6,760, which expire in 2011 through 2021. Management believes that the realization of the entire net deferred tax asset is uncertain and has established a valuation allowance due to such uncertainty.

Note 9 Postretirement Benefits

Deferred Compensation Plan—The Company had a nonqualified deferred compensation plan (the Deferred Plan) for certain key employees to supplement the retirement savings plan. The assets held by a trustee and the related deferred compensation obligations were recorded as both a noncurrent asset and a noncurrent liability at December 31, 2000 in the amount of $409. The Company's matching expense was not material for the year ended December 31, 2000. The Deferred Plan was terminated as of January 31, 2001, and plan assets totaling $450 were distributed to the participants.

401(k) Plan—Substantially all employees are eligible to participate in a 401(k) retirement savings plan (Plan). Eligible employees may elect to have amounts withheld from their gross earnings and deposited into their 401(k) account. The Company is required to make 50 percent matching contributions up to 6 percent of the participant's compensation as defined by the Plan. For the years ended December 31, 2001 and 2000, the Company contributed $233 and $289, respectively, to the Plan.

Note 10 Subsequent Events

Through April 4, 2002, TBAG has raised $3,500 of equity capital from the Company's agents. Effective with the sale of the Company and through April 4, 2002, Company agent payable balances totaling $1,578 were converted to senior subordinated notes. Such notes have a three year maturity and are convertible to shares of TBAG stock at two hundred and fifty dollars per share.

The Bekins Acquisition Group, Inc. (TBAG)
Unaudited Pro Forma Consolidated Financial Data

The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2001 and the Unaudited Pro Forma Consolidated Balance Sheet as January 1, 2002 have been prepared to illustrate the estimated effects of the acquisition of The Bekins Company (the parent of Bekins Van Lines Co.) by TBAG. The Unaudited Pro Forma Statement of Operations gives pro forma effect to the acquisition as if it had occurred January 1, 2001. The Unaudited Pro Forma Balance Sheet gives pro forma effect to the acquisition as if it occurred January 1, 2002. The Unaudited Pro Forma Financial Statements do not purport to be indicative of the results of operations or financial position of TBAG that would have actually been obtained had such transactions been completed as of the assumed dates and for the periods presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that TBAG believes are reasonable. The Unaudited Pro Forma Financial Statements should be read in conjunction with the separate historical audited consolidated financial statements of Bekins Van Lines Co. (BVLC) and the notes thereto included elsewhere in this Offering Circular.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Unaudited Pro Forma Financial Statements based on available information. The actual allocation of purchase price and the resulting effect on loss from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent TBAG's preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that TBAG believes to be reasonable. Consequently, the amounts reflected in the Unaudited Pro Forma Financial Statements are subject to change, and the final amounts may differ substantially.

The Bekins Acquisition Group, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2001 (In Thousands)

	BVLC	TBAG	Pro Forma Adjustments	Pro Forma TBAG
Operating revenue	$ 175,772			$ 175,772
Cost of transportation	145,573			145,573
Gross profit	30,199			30,199
Selling, general and administrative	29,602		$ (720)[2]	28,882
Impairment loss	6,578		(6,578)[3]	
	36,180		(7,298)	28,882
Income (loss) before interest, taxes, depreciation and amortization (EBITDA)	(5,981)		7,298	1,317
Depreciation and amortization	4,789		29 [4]	4,818
Loss from operations	(10,770)		7,269	(3,501)
Interest expense (income)	1,100	$ (16)		1,084
Gain on sale of assets	(41)			(41)
	1,059	(16)	-	1,043
Net loss	$ (11,829)	$ 16	$ 7,269	$ (4,544)

(1) The Unaudited Pro Forma Consolidated Statement of Operations presents the historical audited results of operations of BVLC (a wholly owned subsidiary of the The Bekins Company) adjusted pro forma for the effects of the acquisition of The Bekins Company by TBAG had the acquisition been consummated January 1, 2001.

The acquisition of The Bekins Company by TBAG was accounted for by the purchase method of accounting. Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of TBAG based on their respective estimated fair values as of December 31, 2001. The actual allocation of purchase price and resulting effect on loss from operations may differ significantly from the pro forma amounts included herein.

The Unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of the results of operations which would actually have been reported had the acquisition been in effect during the period presented, or which may be reported in the future.

The Unaudited Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical audited financial statements and related notes thereto of BVLC.

(2) Eliminate management fee paid to GeoLogistics Corporation (the former parent of The Bekins Company). This management function will be permanently eliminated and performed by existing BVLC employees.

(3) Eliminate BVLC loss on impairment of long-lived assets.

(4) Goodwill amortization adjustment:

Amortization expense (pro forma goodwill $9,566, 20 year amortization period)	$ 478
BVLC 2001 goodwill amortization expense recorded	(449)
Increase in amortization expense	$ 29

The Bekins Acquisition Group, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
January 1, 2002 (In Thousands)

	BVLC December 31, 2001	TBAG December 31, 2001	Pro Forma Adjustments	Pro Forma TBAG January 1, 2002
Assets				
Current assets				
Cash	$ -	$ 2,856 [2,4,11]	$ -	$ 2,856
Restricted cash	1,093			1,093
Accounts receivable - trade (net of allowance for doubtful accounts of $657)	19,650			19,650
Accounts receivable - agents (net of allowance for doubtful accounts of $3,257)	4,848			4,848
Prepaid expenses and other assets	2,631			2,631
	28,222	2,856	-	31,078
Property and equipment	5,870	-	-	5,870
Goodwill	8,841	1,725 [4,5,6,10]	(1,000)[7]	9,566
Agent contracts	1,391			1,391
Other assets	1,273			1,273
	11,505	1,725	(1,000)	12,230
	$ 45,597	$ 4,581	$ (1,000)	$ 49,178

The Bekins Acquisition Group, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
January 1, 2002 (In Thousands)

	BVLC December 31, 2001	TBAG December 31, 2001	Pro Forma Adjustments	Pro Forma TBAG January 1, 2002
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable - trade	$ 12,202	$ -	$ (1,000)[7]	$ 11,202
Checks issued in excess of funds on deposit	145	(145)[2,4,11]		
Accounts payable - agents	17,101	283 [5]	(1,138)[3]	16,246
Accrued liabilities	10,870	1,077 [6,10]		11,947
	40,318	1,215	(2,138)	39,395
Long-term liabilities				
Revolving loan payable	1,037			1,037
Subordinated agent notes payable			1,138 [3]	1,138
Other noncurrent liabilities	4,242			4,242
	5,279	-	1,138	6,417
Stockholders' equity				
Preferred stock (Ten dollar par value, 4,000 shares issued and outstanding)	40		(40)[8]	
Common stock (Ten dollar par value, 30,000 shares issued and outstanding)	300		(300)[8]	
Common stock ($.001 par value, 200,000 shares authorized, 13,800 shares issued and outstanding)		- [2]		
Stock subscription receivable		(100)[9]		(100)
Additional paid-in capital	39,983	3,450 [2,9]	(39,983)[8]	3,450
Retained earnings (accumulated deficit)	(40,323)	16 [11]	40,323 [8]	16
	-	3,366	-	3,366
	$ 45,597	$ 4,581	$ (1,000)	$ 49,178

January 1, 2002 (In Thousands)

(1) The Unaudited Pro Forma Consolidated Balance Sheet of TBAG presents the pro forma consolidated financial position of TBAG the day after the acquisition of The Bekins Company by TBAG. BVLC is a wholly owned subsidiary of The Bekins Company and conducts the majority of the operating activities. TBAG purchased the capital stock of The Bekins Company on December 31, 2001 for a price of ten dollars and the assumption of approximately $45.6 million of liabilities.

The acquisition was accounted for by the purchase method of accounting. Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of TBC based on their respective estimated fair values as of December 31, 2001. The actual allocation of purchase price may differ significantly from the pro forma amounts included herein.

The Unaudited Pro Forma Consolidated Balance Sheet is presented for illustrative purposes only.

The Unaudited Pro Forma Balance Sheet should be read in conjunction with the historical audited financial statements and related notes thereto of BVLC.

(2) $3,350 equity contribution from TBAG stockholders.

(3) $1,138 of agent accounts payable converted to 3 year notes payable at 7% interest with lump sum payment due at end of note. Such notes are convertible to common stock at two hundred and fifty dollars per share.

(4) $365 of acquisition expenses paid by TBAG.

(5) Advances from TBAG members used to pay $283 of acquisition expenses.

(6) $1,000 accrual of estimated acquisition costs not yet paid.

(7) $1,000 adjustment to state trade payables at fair value, resulting from negotiations with vendors.

(8) Adjustment to eliminate BVLC equity.

(9) Adjustment to record $100 equity subscription receivable.

(10) $77 of acquisition expenses to be credited against future stock purchases.

(11) $16 of interest income.

The Bekins Acquisition Group, Inc.
Unaudited Consolidated Balance Sheet
February 28, 2002 (In Thousands)

Assets

Current assets	
Restricted cash	$ 1,093
Accounts receivable - trade (net of allowance for doubtful accounts of $100)	19,791
Accounts receivable - agents	4,899
Prepaid expenses and other current assets	3,117
	28,900
Property and equipment	5,603
Goodwill	9,566
Agent contracts	1,292
Other assets	1,314
	12,172
	$ 46,675

Liabilities and Stockholders' Equity

Current liabilities	
Accounts payable - trade	$ 12,970
Checks issued in excess of funds on deposit	352
Accounts payable - agents	14,382
Accrued liabilities	10,390
	38,094
Long-term liabilities	
Subordinated agent notes payable	1,328
Other noncurrent liabilities	3,963
	5,291
Stockholders' equity	
Common stock ($.001 par value, 200,000 shares authorized, 14,000 shares issued and outstanding)	0
Additional paid-in capital	3,525
Accumulated deficit	(235)
	3,290
	$ 46,675

The Bekins Acquisition Group, Inc.
Unaudited Consolidated Statement of Operations
Two-month Period Ended February 28, 2002 (In Thousands)

Operating revenue	$ 22,114
Cost of transportation	17,950
Gross profit	4,164
Selling, general, and administrative (inclusive of depreciation and amortization)	4,419
Loss from operations	(255)
Interest income, net	4
Net loss	$ (251)

The Bekins Acquisition Group, Inc.
Unaudited Consolidated Statement of Stockholders' Equity
Two-month Period Ended February 28, 2002 (In Thousands)

	Stock Subscription Receivable	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2002	$ (100)	$ 0	$ 3,450	$ 16	$ 3,366
Stock subscription received	100				100
200 shares common stock issued			50		50
Stock option compensation expense			25		25
Net loss				(251)	(251)
Balance, February 28, 2002	$ 0	$ 0	$ 3,525	$ (235)	$ 3,290

The Bekins Acquisition Group, Inc.
Unaudited Consolidated Statement of Cash Flows
Two-month Period Ended February 28, 2002 (In Thousands)

Operating activities		
Net loss	$	(251)
Depreciation and amortization		730
Compensation expense -- stock option		25
Changes in		
Accounts receivable		(192)
Prepaid expenses and other assets		1,053
Accounts payable		94
Accrued and other liabilities		(1,744)
Net cash used in operating activities		(285)
Investing activities		
Purchases of property and equipment		(255)
Payment of agent recruiting costs		(17)
Net cash used in investing activities		(272)
Financing activities		
Equity contributed		150
Checks issued in excess of funds on deposit		352
Net repayment of revolving loan and standby letters of credit		(2,726)
Payment of capital lease obligations		(75)
Net cash used in financing activities		(2,299)
Net decrease in cash		(2,856)
Cash, beginning of period		2,856
Cash, end of period	$	0
Supplemental disclosure of cash flow information		
Interest paid to third parties	$	28
Supplemental schedule of noncash investing and financing activities		
Accounts payable - agents converted to subordinated notes payable	$	190
Purchase of assets and assumption of liabilities in connection with the acquisition of the stock of The Bekins Company:		
Current assets	$	28,222
Property and equipment		5,870
Goodwill		8,841
Agent contracts		1,391
Other assets		1,273
		45,597
Liabilities assumed		(45,597)
Cash paid	$	0

Two-month Period Ended February 28, 2002 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies

The Bekins Acquisition Group, Inc. (the Company) is the parent of The Bekins Company (TBC) which in turn is the parent of Bekins Van Lines Co. (BVLC). Operations are conducted through two wholly owned subsidiaries of BVLC, Bekins Van Lines, LLC (HHG) and Bekins Worldwide Solutions, Inc. (BWS).

On December 31, 2001, the Company purchased all of the outstanding stock of TBC from Geologistics Corporation for a price of ten dollars and the assumption of approximately $45.6 million in liabilities. The acquisition was accounted for by the purchase method of accounting. Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets and liabilities of TBC based on their respective estimated fair values as of December 31, 2001.

The Company provides interstate, intrastate, local transportation, and storage services for household goods and high-value products. Substantially all transportation and related services are purchased from independently owned distribution centers and owner-operators who receive operational, financial, and marketing services from the Company. The Company conducts its operations through its Illinois-based management and system center and approximately 368 independent service centers located throughout the United States.

BVLC has suffered recurring losses since 1999 and at February 28, 2002, the Company has negative working capital. During late 2001 and early 2002, BVLC and the Company initiated several actions to improve its financial condition and operating performance including overall cost-cutting measures, the elimination of nonperforming agents and the execution of a new loan and security agreement (Note 4). The Company has implemented reductions of outstanding trade payables with its vendors. In addition, through February 28, 2002, the Company has raised $3,500 of equity capital and has facilitated the conversion of $1,328 of agent payables to notes (Note 7). Lastly, the Company plans to complete an offering of its common stock up to a maximum of $5,000.

There can be no assurance that the Company will be able to successfully implement its plans for growth or, if such plans are implemented, that the Company will achieve its goals. The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result in the event the Company's plans are not successful.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary TBC. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition—The Company recognizes gross transportation and storage revenue on the date the shipment is delivered or on the date the service is completed. Included in revenue is an estimated amount that is held in an accrued receivable account until such time that the customer is invoiced. Concurrent with the estimate for revenue, the Company recognizes an accrual for the cost of transportation expenses. The accrual is reversed once the Company processes the actual charges.

The Company's household goods business is seasonal and, as a result, approximately 40 percent of HHG operations occur in the summer months.

Two-month Period Ended February 28, 2002 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Cash and Cash Management—Cash in excess of operating requirements, including amounts required to fund outstanding checks when presented for payment, is used to reduce the Company's short-term borrowings. The Company issues checks to satisfy its creditors in excess of amounts of cash on hand and draws on its revolving loan when the checks are presented for payment.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation of owned assets and amortization of capital lease assets are provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the lease or the useful life of the asset on a straight-line basis.

Major repairs, refurbishment, and improvements that significantly extend the useful lives of the related assets are capitalized. Maintenance and repairs are expensed as incurred. Depreciation expense for the two month period ended February 28, 2002, was $522.

Estimated useful lives are as follows:

Transportation equipment	4-8 years
Operating equipment and other	3-10 years
Leasehold improvements	3-10 years
Computer software	3-5 years

Intangible Assets—Agent contracts are costs incurred to recruit new agents including new signage reimbursements, equipment, publicity, and signing bonuses, which are deferred and amortized over the life of the contract, usually five years.

Goodwill represents the excess of purchase price over the fair value of net assets acquired.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. Effective January 1, 2002, the Company adopted SFAS 142. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of $449 per year.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143 effective January 1, 2003. The Company has not determined the effect of adopting SFAS 143 on the results of operations or financial position.

Two-month Period Ended February 28, 2002 (In Thousands)

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superceded Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company has adopted SFAS 144 effective January 1, 2002 and determined that SFAS 144 does not have a material impact on its consolidated results of operations and financial position.

Fair Value of Financial Instrument—The carrying value of restricted cash, accounts receivable, and accounts payable approximates fair value at February 28, 2002, due to their short-term nature. The carrying value of the Company's amounts under the subordinated agent notes payable approximate fair value due to variable interest rates and other factors.

Income Taxes—Deferred income taxes are provided at currently enacted tax rates for temporary differences between the financial reporting basis and tax basis of assets and liabilities. The deferred income tax provision or benefit generally reflects the net change in deferred tax assets and liabilities during the year.

Advertising Costs—The Company expenses all advertising costs in the year incurred. Advertising expense amounted to $88 for the two month period ended February 28, 2002.

Credit Risk Considerations—Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers and markets into which services are sold, as well as their dispersion across many different geographic areas.

The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of collection experience, industry trends, and other relevant factors.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Accounts affected by significant estimates include accounts receivable and accruals for transportation and other direct costs, insurance claims, cargo loss and damage claims.

Interim Financial Statements—In the opinion of management of the Company, all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial statements for this interim period have been included. The current period's results of operations are not necessarily indicative of results which ultimately may be achieved for the year.

Two-month Period Ended February 28, 2002 (In Thousands)

Note 2 Property and Equipment

Property and equipment at February 28, 2002 consists of:

Computer software	$	3,084
Transportation equipment		818
Operating equipment and other		1,176
Capitalized computer equipment leases		810
Leasehold improvements		237
		6,125
Accumulated depreciation and amortization		(522)
	$	5,603

Included in accumulated depreciation and amortization is $66 of accumulated amortization related to capitalized leases at February 28, 2002.

Note 3 Accrued Liabilities

Accrued liabilities at February 28, 2002 consist of:

Cargo claims and litigation	$	2,540
Agent programs		2,291
Employee related		1,236
Contractor transportation and bonds		971
Current portion of capital lease obligations		684
Current portion of government settlement (Note 5)		1,207
Other		1,461
	$	10,390

Cargo claims are accrued based on the Company's claims experience and management's judgment. Included in trade accounts payable as of February 28, 2002 are $4,242 of additional cargo claims which have been approved for payment.

Note 4 Revolving Loan

Prior to March 5, 2002, the Company and its former parent had a revolving credit loan with Congress Financial Corporation. On March 5, 2002, the Company entered into a Loan and Security Agreement (Textron Agreement) with Textron Financial Corporation which provides for a Revolving Loan up to a maximum of $20,000 with interest at the prime rate plus 1 percent and a letter of credit sublimit, of $7,000, effective April 2002. Borrowings are limited to 85 percent of eligible billed receivables (net of a dilution reserve) and 65 percent of eligible unbilled receivables (up to a maximum of $4,000 for October through May and $5,000 for June through September), as defined. Substantially all of the Company's assets are secured as collateral under the Textron Agreement. The Textron Agreement terminates

Two-month Period Ended February 28, 2002 (In Thousands)

Note 4 Revolving Loan, *Continued*

March 5, 2004 and provides for additional one year renewals. The agreement contains certain financial and restrictive covenants.

In connection with the refinancing of the revolving loan with Congress Financial Corporation, the Company was required to fund its standby letter of credit obligations. As a result of this funding requirement $1,689 has been reflected as a receivable and included in prepaid expenses in the accompanying financial statements as of February 28, 2002. No amount was outstanding under the revolving loan as of February 28, 2002.

Note 5 Other Noncurrent Liabilities

Noncurrent liabilities consist of the following as of February 28, 2002:

Insurance	$	2,990
Capital lease obligations, long-term portion		180
Government settlement		793
	$	3,963

Certain of the Company's insurance programs, primarily workers' compensation, public liability and property damage, and cargo loss and damage are subject to substantial deductibles or retrospective adjustments. Accruals for insurance claims (except for cargo claims, see Note 3) are estimated for the ultimate cost of unresolved and unreported claims pursuant to actuarial determination.

Pursuant to a $2,000 settlement agreement with the United States Government dated March 8, 2002, the Company is required to immediately repay overcharges approximating $1,093 to the United States Government. The Company is also required to pay a penalty totaling $907 in eight installments of $113 each beginning July 15, 2002 and every six months thereafter through January 15, 2006. The current portion of this settlement totals $1,207 and the noncurrent portion is $793. The Company has set aside $1,093 to pay this claim which was paid on March 21, 2002. Such amount has been classified as restricted cash.

Note 6 Commitments and Contingencies

The Company is obligated under operating leases for equipment, warehouse, and office space that expire between 2002 and 2006.

The Company's future minimum rental commitments for all noncancelable operating leases at February 28, 2002, are as follows:

2002	$	3,539
2003		2,688
2004		1,732
2005		1,667
2006		560
	$	10,186

Rent expense amounted to $685 for the two month period ended February 28, 2002.

Two-month Period Ended February 28, 2002 (In Thousands)

Note 6 Commitments and Contingencies, *Continued*

The Company is obligated under various equipment capital leases which expire through May 2004 and have fixed (9.75 percent) interest rates.

Future minimum lease payments under these capital leases are as follows:

2002	$	471
2003		405
2004		101
		977
Amount representing imputed interest		(146)
Present value of net minimum lease payments	$	831

The Company is a defendant in legal proceedings arising in the ordinary course of business and is subject to unasserted claims. Although the outcome of these proceedings cannot be determined, it is the opinion of management, based on consultation with legal counsel, that the litigation reserves recorded at February 28, 2002, and included in accrued expenses are sufficient to cover losses which are probable to occur.

Note 7 Subordinated Notes Payable to Agents

Through February 28, 2002, Company agent payable balances totaling $1,328 were converted to senior subordinated agent notes. Such notes have a three year maturity and bear interest at 7% payable annually. The notes are convertible to shares of the Company's stock at two hundred and fifty dollars per share. The agents may elect to convert the notes into shares annually and at the maturity date of the notes. In the event that such notes are not converted, the principal is due at the end of the term.

Note 8 Income Taxes

Significant components of the provision for income taxes for the period ended February 28, 2002, are as follows:

Deferred benefit	$	(98)
Change in valuation allowance		98
	$	-

Two-month Period Ended February 28, 2002 (In Thousands)

Note 8 Income Taxes, *Continued*

A reconciliation of income tax expense for the two month period ended February 28, 2002 to the statutory corporate federal rate of 34 percent is as follows:

Statutory tax benefit	$	(85)
Effects of		
Valuation allowance		98
State income taxes, net of federal benefit		(13)
	$	-

Note 9 Benefits

Substantially all employees are eligible to participate in a 401(k) retirement savings plan (Plan). Eligible employees may elect to have amounts withheld from their gross earnings and deposited into their 401(k) account. The Company is required to make 50 percent matching contributions up to 6 percent of the participant's compensation as defined by the Plan. For the two month period ended February 28, 2002, the Company contributed $35 to the Plan.

Note 10 Employment Agreement and Stock Options

Effective January 1, 2002, the Company entered into a three year employment agreement with a key executive. Pursuant to the agreement, during the period from January 1, 2003 through December 31, 2011 the executive has the option to purchase up to 1,200 shares of the Company's common stock at a price of one hundred dollars per share. Compensation expense related to the options amounted to $25 for the period ended February 28, 2002. Upon termination, the executive may require the Company to purchase his stock at a certain purchase price, as defined in the agreement. The Company applies APB Opinion 25 in accounting for stock options. Had compensation cost for the options been determined based on the fair value at the grant dates ($173 per share) consistent with the method of FASB Statement 123, the Company's net loss for the two month period ended February 28, 2002 would have been increased by $10. Fair value was determined using the Black-Scholes Pricing Model with the following assumptions: dividend yield -- 0 percent; risk free interest rate -- 3.2 percent; volatility -- 0; expected life of options -- 8 years.

Effective January 1, 2002, the executive has been granted the right to share in the profits of the Company in the pro-rata amount equivalent to the ownership of 2,000 shares of common stock. Because of the Company's loss for the period February 28, 2002, no amounts have been accrued under this agreement.

PART III
EXHIBIT INDEX

Exhibit Number	Description
2.1**	Certificate of Incorporation of The Bekins Acquisition Group, Inc.
2.2**	Bylaws of The Bekins Acquisition Group, Inc.
3.1**	Instruments Defining the Rights of Security Holders (See Exhibits 2.1, 2.2 and 3.2)
3.2**	Form of Three-Year Convertible Promissory Note
4.1**	Form of Subscription Agreement
6.1**	Stock Purchase Agreement, dated as of December 31, 2001, by and among The Bekins Acquisition Group, Inc., GeoLogistics Corporation, The Bekins Company, Bekins Van Lines Co., Bekins Van Lines, LLC, and Bekins Worldwide Solutions, Inc.
6.2**	Amended and Restated Employment Agreement, made and entered into as of January 1, 2002, between TBAG and Larry Marzullo
6.3	Loan and Security Agreement, dated as of March 5, 2002, among The Bekins Company, Bekins Van Lines Co., Bekins Van Lines, LLC, and Bekins Worldwide Solutions, Inc. and Textron Financial Corporation
10.1	Consent of Ernst & Young LLP
10.2	Consent of Altschuler, Melvoin and Glasser LLP
10.3**	Consent of Schiff Hardin & Waite (included in Exhibit 11.1)
11.1**	Opinion of Schiff Hardin & Waite

** Previously filed.

SIGNATURES

The issuer has duly caused this Amendment No. 1 to Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillside, State of Illinois, on May 24, 2002.

THE BEKINS ACQUISITION GROUP, INC.

By: [signature]
Name: Larry Marzullo
Title: President, Chief Executive Officer and Director

This Amendment No. 1 to Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* George Gilbert	Chairman and Director	May 24, 2002
[signature] Larry Marzullo	President and Chief Executive Officer and Director	May 24, 2002
* H. Alan Bouffard	Treasurer (Chief Financial Officer) and Director	May 24, 2002
* Dale Aman	Director	May 24, 2002
* Robert J. Starck	Director	May 24, 2002

* W. Dean Dahle	Director	May 24, 2002
* Howard Hagemaster	Director	May 24, 2002
* Gary Hevener	Director	May 24, 2002
* Joseph Holl	Director	May 24, 2002
* Bruce Rosene	Director	May 24, 2002
* Jeffrey Vreeland	Director	May 24, 2002
* Larry Wells	Director	May 24, 2002

*By: [signature]
Larry Marzullo
Attorney-in-fact

EXHIBIT 6.3

LOAN AND SECURITY AGREEMENT

LOAN AND SECURITY AGREEMENT

Dated as of March 5, 2002 (this "Agreement")

THE BEKINS COMPANY, a Delaware corporation ("Bekins"), BEKINS VAN LINES CO., a Nebraska corporation ("BVL"), BEKINS VAN LINES, LLC, a Delaware limited liability company ("BLLC"), and BEKINS WORLDWIDE SOLUTIONS, INC., a Delaware corporation ("BWS") (Bekins, BVL, BLLC and BWS, being collectively called the "Borrowers" and, individually, a "Borrower"), and TEXTRON FINANCIAL CORPORATION, a Delaware corporation ("Lender"), agree as follows:

BACKGROUND

Borrowers' business is a mutual and collective enterprise and Borrowers believe that the consolidation of the financial accommodations under this Agreement will enhance the aggregate borrowing powers of Borrowers and ease the administration of their loan relationship with Lender, all to the mutual advantage of Borrowers. Lender's willingness to extend credit to the Borrowers and to administer each Borrower's collateral security therefor on a combined basis as more fully set forth in this Agreement is done solely as an accommodation to Borrowers and at Borrowers' request and in furtherance of Borrowers' mutual and collective enterprise.

ARTICLE I – DEFINITIONS

1.1 Definitions. For the purposes of this Agreement:

"Account" or "Accounts" means each account as such term is defined in the Uniform Commercial Code.

"Account Debtor" means a Person who is obligated on a Receivable, but shall not include any Agent.

"Affiliate" means, with respect to a Person, (a) any partner, officer, shareholder or member (if holding more than 10% of the outstanding interest in such Person), director or managing agent of such Person, and (b) any other Person (other than a Subsidiary) that, (i) directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such given Person, (ii) directly or indirectly beneficially owns or holds 10% or more of any class of voting stock or partnership or other voting interest of such Person or any Subsidiary of such Person, or (iii) 10% or more of the voting stock or partnership or other voting interest of which is directly or indirectly beneficially owned or held by such Person or a Subsidiary of such Person. Notwithstanding the foregoing, an Agent that owns or holds less than 10% of any class of voting stock or partnership or other voting interest of any Borrower or any Affiliate of any Borrower shall not be deemed an "Affiliate" by virtue of the collective interests of any Agents in any Borrower or any Affiliate of any Borrower. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or partnership or other voting interest, by contract or otherwise.

"Agent", when capitalized, means a van line agent of any Borrower. For purposes of this Agreement, the term "agent" shall be used in its legal sense to mean a Person who is authorized to act for another Person.

"Agent Note Reserve" means the reserve established by Lender in an amount not greater than the aggregate amount of interest accrued monthly by each Borrower on account of those certain promissory notes executed by a Borrower in favor of certain of the Agents pursuant to a Subscription Agreement between such Borrower and such Agent. The amount of the Agent Note Reserve shall be re-set annually on the date such interest payments are made to the Agents, the first such date being January 15, 2003, and annually thereafter, to the extent such payments are made and in accordance with the amounts thereby paid.

"Agreement" means and includes this Loan and Security Agreement, including all Annexes, Schedules, Exhibits and other attachments hereto, and all amendments, modifications and supplements hereto and thereto.

"Agreement Date" means the date as of which this Agreement is dated.

"Applicable Law" means all applicable provisions of constitutions, statutes, rules, regulations and orders of all governmental bodies and of all orders and decrees of all courts and arbitrators, including, without limitation, Environmental Laws.

"Asset Disposition" means the disposition of any asset of any Borrower or any of its Subsidiaries, other than sales of Inventory in the ordinary course of business.

"Availability" means at any time (a) the amount of the Borrowing Base at such time minus (b) the aggregate principal amount of Revolving Loan Advances.

"Availability Reserve" means $500,000.00.

"Billed Receivables" means Receivables that have been invoiced by a Borrower to Account Debtors.

"Blocked Account" means a special account established by Borrower at a bank selected by Borrower, but acceptable to Lender in its discretion, in which Lender shall have been granted a first priority lien and security interest pursuant to the Deposit Account Control Agreement.

"Board" means the duly elected and serving members of the Board of Directors of each Borrower.

"Borrower" and "Borrowers" means the Borrowers and Borrower as defined on page 1 of this Agreement.

"Borrowing" means a borrowing of Revolving Loan Advances.

"Borrowing Base" means, with respect to Borrowers, an amount in dollars equal to the sum, without duplication, of the following:

(i) up to eighty-five percent (85%) of the difference between the aggregate amount of all billed Eligible Receivables and the Dilution Reserve;

(ii) up to sixty-five percent (65%) of the aggregate amount of all unbilled Eligible Receivables existing (A) during the months of October through May to a maximum availability of $4,000,000.00, and (B) during the months of June through September to a maximum availability of $5,000,000.00;

(iii) *minus* the Letter of Credit Accommodations to the extent applicable;

(iv) *minus* the Availability Reserve to the extent applicable;

(v) *minus* the Agent Note Reserve to the extent applicable; and

(vi) *minus* such other reserves as Lender, in the exercise of its good faith credit judgment, determines from time to time are necessary.

"Borrowing Base Certificate" means a certificate in the form approved by Lender.

"Business Day" means any day other than a Saturday, Sunday or other day on which banks in Providence, Rhode Island are authorized or required to close.

"Capital Expenditures" means, with respect to any Person, all expenditures made and liabilities incurred which are not, in accordance with GAAP, treated as expense items for such Person in the year made or incurred or as a prepaid expense applicable to a future year or years.

"Capitalized Lease Obligation" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

"Change of Control" means the occurrence of any of the following events: (i) the sale or transfer of all or substantially all of the assets of any Borrower as an entirety to any person or related group of persons other than an Affiliate or Affiliates of such Borrower; (ii) Bekins fails at any time to have the right, directly or through one or more of its Affiliates, to elect a majority of the members of the Board of BVL or BWS or the Managers of BLLC; (iii) any Borrower is liquidated, dissolved, or adopts a plan of liquidation pursuant to the Bankruptcy Code or any other bankruptcy law.

"Closing Date" shall mean the latter of the Agreement Date or the date upon which the Agreement has been fully executed and all conditions to the making of an initial Revolving Loan Advance under this Agreement have been satisfied or waived in writing by Lender.

"Commitment Fee" means the fee referred to in Section 3.1.

"Collateral" means all of each Borrower's assets, including all of the following property and interests in property of Borrower, wherever located and whether now or hereafter existing or now owned or hereafter acquired or arising:

(i) all Receivables,

(ii) all Inventory,

(iii) all Equipment, other than motor vehicles, tractors, trailers and rolling stock,

(iv) all Contract Rights,

(v) all General Intangibles,

(vi) all Investment Property,

(vii) each Deposit Account and all certificates of deposit maintained with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a certificate of deposit that is an instrument under the UCC,

(viii) all goods and other property, whether or not delivered, (a) the sale or lease of which gives or purports to give rise to any Receivable, including, but not limited to, all merchandise returned or rejected by or repossessed from customers, or (b) securing any Receivable, including, without limitation, all rights as an unpaid vendor or lienor (including, without limitation, stoppage in transit, replevin and reclamation) with respect to such goods and other property,

(ix) all mortgages, deeds to secure debt and deeds of trust on real or personal property, guaranties, leases, security agreements, and other agreements and property which secure or relate to any Receivable or other Collateral, or are acquired for the purpose of securing and enforcing any item thereof,

(x) all documents of title, policies and certificates of insurance, securities, chattel paper and other documents and instruments,

(xi) all other goods and personal property, whether tangible or intangible, wherever located, including money, letters of credit, and each Letter-of-credit right,

(xii) all files, correspondence, computer programs, tapes, discs and related data processing software which contain information identifying or pertaining to any of the Receivables, or any Account Debtor, or showing the amounts thereof or payments thereon or otherwise necessary or helpful in the realization thereon or the collection thereof, and

(xiii) any and all products and proceeds of the foregoing (including, but not limited to, any claim to any item referred to in this definition, and any claim against any third party for loss of, damage to or destruction of any or all of, the Collateral or for proceeds payable under, or unearned premiums with respect to, policies of insurance) in whatever form, including, but not limited to, cash, negotiable instruments and other instruments for the payment of money, chattel paper, security agreements and other documents.

"Consolidated " has the meaning ascribed to it by GAAP.

"Contaminant" means any waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or petroleum-derived substance or waste, or any constituent of any such substance or waste.

"Contract Rights" means any rights under contracts not yet earned by performance and not evidenced by an instrument or chattel paper.

"Copyright Assignment" means the Patent, Copyright and Trademark Security Agreement, dated on or about the Agreement Date, made by each Borrower to Lender.

"Copyrights" means and includes, in each case whether now existing or hereafter arising, all of each Borrower's right, title and interest in and to (i) all copyrights, rights and interests in copyrights, works protectable by copyright, copyright registrations and copyright applications; (ii) all renewals of any of the foregoing; (iii) all income, royalties, damages and payments now or hereafter due and/or payable under any of the foregoing, including, without limitation, damages or payments for past or future infringements of any of the foregoing; (iv) the right to sue for past, present and future infringements of any of the foregoing; and (v) all rights corresponding to any of the foregoing throughout the world.

"Covenant Compliance Certificate" means the Covenant Compliance Certificate referred to in Section 7.1.

"Default" shall mean an event or condition the occurrence of which would, with the lapse of time or the giving of notice, or both, become an Event of Default.

"Deposit Account" has the meaning given to it in the UCC.

"Deposit Account Control Agreement" means the Deposit Account Control Agreement, dated the Closing Date, among Borrower, Lender and the bank named therein, pursuant to which Lender shall have been granted a first priority lien and security interest in the deposit account more particularly described therein.

"Dilution Reserve" means the reserve established by Lender in an amount not greater than the amount by which credits, returns, discounts and allowances related to the Billed Receivables exceed five percent (5%) of the Billed Receivables, which shall be effective upon receipt by Lender of the most recently completed report of the field examination of the books, records and other assets of Borrowers conducted pursuant to Section 3.2 or under any other provision of this Agreement.

"Dollar" and "$" means freely transferable United States dollars.

"Early Termination Fee" means the fee referred to in Section 3.5.

"EBITDA" means, for any trailing twelve (12) month period, Net Income before provision for Interest Expense, income taxes, depreciation expense and amortization but adding back, to the extent included in the calculation of EBITDA, management fees paid to Geologistics Corporation or its affiliates, totaling $720,000.00; $906,000.00 of the amount paid to the U.S. Government as part of the settlement of its overcharge claim; a purchase price accrual of $750,000.00 relating to the Purchase Transaction; and the amount of any write down (or deducting the amount of any write up) in the value of goodwill as a result of the Purchase Transaction, which amount Borrowers represent is $5,645,000.00 as of the Closing Date.

"Eligible Receivable" means a Receivable that consists of the unpaid portion of the obligation stated on the invoice issued to an Account Debtor with respect to Inventory sold and shipped to or services performed for such Account Debtor in the ordinary course of business, net of any commissions payable by a Borrower to third parties other than Agents, which meets all of the following requirements unless otherwise agreed to in writing by Lender:

(i) such Receivable is owned by a Borrower and represents a complete bona fide transaction which requires no further act under any circumstances on the part of such Borrower to make such Receivable payable by the Account Debtor;

(ii) such Receivable does not require payment more than ninety (90) days from its invoice date for Billed Receivables, and not more than thirty (30) days has elapsed from delivery of the goods or completion of the services relating to the Unbilled Receivables; provided, however, that to remain an Eligible Receivable, Unbilled Receivables must be converted to Billed Receivables within thirty (30) days from the delivery of the goods or completion of the services;

(iii) such Receivable is paid in full within ninety (90) days from its invoice date;

(iv) such Receivable does not relate to any Account Debtor, or affiliated group of Account Debtors, for which fifty percent (50%) or more of the dollar amount of such Account Debtors' Receivables remains unpaid for more than ninety (90) days from their respective invoice dates;

(v) such Receivable is not owed by an Account Debtor, or affiliated group of Account Debtors, which is obligated to a Borrower respecting Receivables, the aggregate unpaid balance of which exceeds, at all times fifteen percent (15%) of the aggregate unpaid balance of all otherwise Eligible Receivables owed to such Borrower at such time by all of such Borrower's Account Debtors, but only to the extent of such excess;

(vi) such Receivable is not owed by an Account Debtor to which a Borrower is indebted in any way, or which is subject to any right of setoff or recoupment by the Account Debtor, except for warranty and service claims in the ordinary course of business;

(vii) such Receivable does not relate to any Account Debtor who has, or claims to have, any defense, right of set-off or counterclaim against a Borrower thereon;

(viii) such Receivable does not relate to any Account Debtor located outside of the United States of America or Canada, unless such Receivable is supported by a letter of credit issued by a bank qualified to do business in any state of the United States, or other security acceptable to Lender;

(ix) the Account Debtor for such Receivable is not an Interested Party or a Borrower Affiliate;

(x) if the Account Debtor for such Receivable is the government of the United States of America but not pursuant to a long-term contract, Receivables from the United States of America in excess of the lesser of $2,000,000.00 or 10% (20% with respect to Accounts existing during June through September) of gross Accounts shall not be Eligible Receivables;

(xi) if the Account Debtor for such Receivable is the government of the United States of America pursuant to a long-term contract, all such Receivables shall be Eligible Receivables, provided that the Borrower to which such Receivable is owed assigns its right to payment of such Receivable to Lender in compliance with the provisions of the Assignment of Claims Act of 1940 or any other Applicable Laws;

(xii) such Receivable does not arise from the sale of goods by a Borrower to any Account Debtor purchasing such goods primarily for personal, family or household purposes, or on a sale or return or other conditional basis;

(xiii) the financial condition of the Account Debtor for such Receivable is satisfactory to Lender;

(xiv) the Account Debtor for such Receivable is not the subject of bankruptcy, insolvency, receivership or other similar proceedings;

(xv) Lender believes, in good faith, that such Receivable is not, or will not be, impaired as the result of any Lien, claim or other risk; and

(xvi) the Receivable is not subject to any Lien other than the Security Interest in favor of Lender.

For purposes of this definition, any Receivable that at any time is or becomes an Eligible Receivable, but which subsequently fails to meet any of the requirements of this definition, shall cease to be an Eligible Receivable (but shall continue to be part of the Collateral) for so long as the same fails to meets such requirements.

"Environmental Laws" means all federal, state, local and foreign laws now or hereafter in effect relating to pollution or protection of the environment, including laws relating to emissions, discharges, Releases or threatened Releases of pollutants, Contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, removal, transport, or handling of pollutants, Contaminants, chemicals, or industrial, toxic or hazardous substances or wastes, and any and all regulations, notices or demand letters issued, entered, promulgated or approved thereunder; such laws and regulations include but are not limited to the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended; the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; the Clean Air Act, 46 U.S.C. § 7401 et seq., as amended; and state and federal lien and environmental cleanup programs.

"Equipment" means and includes, all machinery, apparatus, equipment, motor vehicles, tractors, trailers, rolling stock, fittings, fixtures and other tangible personal property (other than Inventory) of every kind and description used in any Borrower's business operations or owned by any Borrower or in which any Borrower has an interest, and all parts, accessories and special tools and all increases and accessions thereto and substitutions and replacements therefor.

"ERISA" means the Employee Retirement Income Security Act of 1974, as in effect from time to time.

"Event of Default" means any of the events specified in Section 10.1 provided that any requirement for notice or lapse of time or any other condition has been satisfied.

"Financing Statements" means any and all Uniform Commercial Code financing statements, in form and substance satisfactory to Lender, naming Lender as secured party, and any Borrower as debtor, whether executed and delivered by such Borrower or Lender or otherwise authorized by such Borrower (under this Agreement, under the UCC, or otherwise).

"Fixed Charge Coverage Ratio" means, for any period, the ratio of (i) Borrowers' Consolidated EBITDA minus Consolidated unfunded Capital Expenditures minus taxes actually paid by Borrowers in cash minus distributions and dividends paid by Borrowers in cash, to (ii) Borrowers' Consolidated Interest Expense plus scheduled amortization payments made by Borrowers, in each case for such period.

"GAAP" means generally accepted accounting principles consistently applied and maintained throughout the period indicated and, when used with reference to any Borrower or any Subsidiary of any Borrower, consistent with the prior financial practice of the Borrowers; provided, however, that, in the event that changes shall be mandated by the Financial Accounting Standards Board or any similar accounting authority of comparable standing, or shall be recommended by the Borrowers' independent public accountants, such changes shall be included in GAAP as applicable to Borrowers only from and after such date as Borrowers and Lender shall have amended this Agreement to the extent necessary to reflect any such changes in the financial covenants set forth in Article VIII.

"General Intangibles" means all of each Borrower's now owned or hereafter acquired general intangibles, choses in action and causes of action and all other intangible personal property of each Borrower of every kind and nature (other than Accounts), including, without limitation, all Proprietary Rights, corporate or other business records, inventions, designs, blueprints, plans, specifications, goodwill, computer software, customer lists, registrations, licenses, franchises, tax refund claims, reversions or any rights thereto and any other amounts payable to any Borrower from any Plan or other employee benefit plan, rights and claims against carriers and shippers, rights to indemnification, business interruption insurance and proceeds thereof, property, casualty or any similar type of insurance and any proceeds thereof, proceeds of insurance covering the lives of key employees on which any Borrower is beneficiary and any letter of credit, guarantee, claims, security interest or other security held by or granted to any Borrower to secure payment by an Account Debtor of any of the Accounts.

"Governmental Approvals" means all authorizations, consents, approvals, licenses and exemptions of, registrations and filings with, and reports to, all governmental bodies, whether federal, state, local or foreign national or provincial and all agencies thereof.

"Indebtedness" of any Person means, without duplication, all Liabilities of such Person, and to the extent not otherwise included in Liabilities, the following: (a) all obligations for Money Borrowed or for the deferred purchase price of property or services, (b) all obligations (including, during the noncancellable term of any lease in the nature of a title retention agreement, all future payment obligations under such lease discounted to their present value in accordance with GAAP) secured by any Lien to which any property or asset owned or held by such Person is subject, whether or not the obligation secured thereby shall have been assumed by such Person, (c) all obligations of other Persons which such Person has guaranteed, including, but not limited to, all obligations of such Person consisting of recourse liability with respect to accounts receivable sold or otherwise disposed of by such Person, and (d) in the case of the Borrowers (without duplication) all obligations under the Revolving Credit Facility.

"Information Certificate" means the Information Certificate attached hereto as Exhibit B.

"Initial Term" means the two (2) year period commencing on the Agreement Date.

"Interest Expense" means interest on Indebtedness during the period for which computation is being made, excluding (a) the amortization of fees and costs incurred with respect to the closing of loans which have been capitalized as transaction costs, and (b) interest paid in kind and other non-cash interest.

"Interest Rate" means a variable rate, adjusted monthly, equal to the Prime Rate plus one hundred (100) basis points, or the LIBOR option referenced in Section 2.4(f).

"Interested Party" means any employee, agent, owner, partner, member, or shareholder of any Borrower.

"Internal Revenue Code" means the Internal Revenue Code of 1986, as in effect from time to time.

"Inventory" means all inventory as such term is defined in the Uniform Commercial Code and shall include, without limitation, (a) all goods intended for sale or lease by any Borrower, or for display or demonstration, and other products intended for sale by any Borrower to its customers, (b) all work in process, (c) all raw materials or other materials and supplies of every nature and description used or which might be used in connection with the manufacture, packing, shipping, advertising, selling, leasing or furnishing of such goods or otherwise used or consumed in any Borrower's business, and (d) all documents evidencing and general intangibles relating to any of the foregoing.

"Investment" means, with respect to any Person; (a) the acquisition or ownership by such Person of any share of capital stock, evidence of Indebtedness (which shall not include funds on deposit in demand deposit accounts) or other security issued by any other Person, (b) any loan, advance or extension of credit to, or contribution to the capital of, any other Person, excluding advances to employees in the ordinary course of business for business expenses, (c) the obligations of any other Person that are guaranteed by such Person, (d) any other investment in any other Person, and (e) any commitment or option to make any of the investments listed in clauses (a) through (d) above.

"Investment Property" has the meaning given to it in the UCC.

"Lender" shall mean Textron Financial Corporation, a Delaware corporation.

"Letter of Credit Accommodations" means any letter of credit or other credit enhancement issued for the account of Borrowers pursuant to Section 2.3.

"Letter of Credit Fees" means the fees payable to Lender with respect to the Letter of Credit Accommodations pursuant to Section 2.3.

"Letter-of-credit right" has the meaning given to it in the UCC.

"Liabilities" of any Person means all items (except for items of capital stock, additional paid-in capital or retained earnings, or of general contingency or deferred tax reserves) which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person as at the date as of which Liabilities are to be determined.

"Lien" as applied to the property of any Borrower or any Person means: (a) any mortgage, deed to secure debt, deed of trust, lien, pledge, charge, lease constituting a Capitalized Lease Obligation, conditional sale or other title retention agreement, or other security interest, security title or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom, (b) any arrangement, express or implied, under which any property of such Person is transferred, sequestered or otherwise identified for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to the payment of the general, unsecured creditors of such Person, and (c) the filing of, or any agreement to give, any financing statement under the Uniform Commercial Code or its equivalent in any jurisdiction, excluding informational financing statements relating to property leased by such Person.

"Loan Documents" means collectively this Agreement, the Security Documents and each other instrument, agreement or document executed by any Borrower or any other Obligor in connection with this Agreement, whether prior to, on or after the Agreement Date.

"Loans" means the Revolving Loan Advances plus the Letter of Credit Accommodations.

"Lockbox" means each U.S. Post Office Box specified in the Lockbox Agreements.

"Lockbox Agreements" means each agreement between Borrower and a bank concerning the establishment of the Lockbox for the collection of Receivables.

"Materially Adverse Effect" means any act, omission, situation, circumstance, event or undertaking which would, singly or in any combination with one or more other acts, omissions, situations, circumstances, events or undertakings have, or reasonably be expected to have, a materially adverse effect upon (a) the business, assets, properties, liabilities, financial condition and results of operations of any Borrower and its Subsidiaries taken as a whole, (b) the value of the Collateral, (c) the Security Interest or the priority of the Security Interest, (d) the respective ability of any Borrower or any other obligor to perform any obligations under this Agreement or any other Loan Document to which it is a party, or (e) the legality, validity, binding effect, enforceability or admissibility into evidence of any Loan Document or the ability of Lender to enforce any rights or remedies under or in connection with any Loan Document.

"Money Borrowed" means, as applied to Indebtedness, (a) Indebtedness for money borrowed, (b) Indebtedness, whether or not in any such case the same was for money borrowed, (i) represented by notes payable, and drafts accepted, that represent extensions of credit, (ii) constituting obligations evidenced by bonds, debentures, notes or similar instruments, or (iii) upon which interest charges are customarily paid or that was issued or assumed as full or partial payment for property (other than trade credit that is incurred in the ordinary course of business), (c) Indebtedness that constitutes a Capitalized Lease Obligation, and (d) Indebtedness that is such by virtue of clause (c) of the definition thereof, but only to the extent that the obligations guaranteed are obligations that would constitute Indebtedness for Money Borrowed.

"Net Income" means, as applied to any Person, the net income (or net loss) of such Person for the period in question after giving effect to deduction of or provision for all operating expenses, all taxes and reserves (including reserves for deferred taxes) and all other proper deductions, all determined in accordance with GAAP, provided that there shall be excluded: (a) the net income (or net loss) of any Person accrued prior to the date it becomes a Subsidiary of, or is merged into or consolidated with, the Person whose Net Income is being determined or a Subsidiary of such Person, (b) the net income (or net loss) of any Person in which the Person whose Net Income is being determined or any Subsidiary of such Person has an ownership interest, except, in the case of net income, to the extent that any such income has actually been received by such Person or such Subsidiary in the form of cash dividends or similar distributions, (c) any restoration of any contingency reserve, except to the extent that provision for such reserve was made out of income during such period, (d) any net gains or losses on the sale or other disposition, not in the ordinary course of business, of Investments, business units and other capital assets, provided that there shall also be excluded any related charges for taxes thereon, (e) any net gain arising from the collection of the proceeds of any insurance policy, (f) any write-up of any asset, and (g) any other extraordinary item.

"Net Proceeds" means proceeds received by any Borrower or any of its Subsidiaries in cash from any Asset Disposition (including, without limitation, payments under notes or other debt securities received in connection with any Asset Disposition), net of: (a) the transaction costs of such sale, lease, transfer or other disposition; (b) any tax liability arising from such transaction; and (c) amounts applied to repayment of Indebtedness (other than the Obligations) secured by a Lien on the asset or property disposed.

"Net Worth" means, with respect to any Person, the excess of such Person's total assets (excluding, however, from the definition of assets the amount of any write up, or including any write down in the book value of any asset resulting from a revaluation thereof subsequent to the later to occur of the Agreement Date and the date any such Person acquired such asset) over total Liabilities (excluding, however, from the definition of Liabilities the amount of any Subordinated Indebtedness), which would appear as such on the balance sheet of such Person prepared in accordance with GAAP.

"Notice of Borrowing" means a telephonic or electronic notice followed by a confirming same-day written notice requesting a Borrowing, which is given by telex or facsimile transmission in accordance with the applicable provisions of this Agreement and which specifies (i) the amount of the requested Borrowing, and (ii) the date of the requested Borrowing.

"Obligations" means, in each case whether now in existence or hereafter arising, (a) the principal of, and interest and premium, if any, on, the Revolving Loan Advances, (b) all indebtedness, liabilities, obligations, covenants and duties of each Borrower to Lender of every kind, nature and description arising under this Agreement or any of the other Loan Documents, or in connection with the Revolving Credit Facility, whether direct or indirect, absolute or contingent, due or not due, contractual or tortious, liquidated or unliquidated, and whether or not evidenced by any note, and whether or not for the payment of money, including without limitation, fees and expenses required to be paid or reimbursed pursuant to Article III.

"Obligor" means each Borrower and any Person who may now or in the future guaranty the payment and performance of the whole or any part of the Obligations.

"Patents" means and includes, in each case whether now existing or hereafter arising, all of each Borrower's right, title and interest in and to (a) any and all patents and patent applications, (b) inventions and improvements described and claimed therein, (c) reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof, (d) income, royalties, damages, claims and payments now or hereafter due and/or payable under and with respect thereto, including, without limitation, damages and payments for past and future infringements thereof, (e) rights to sue for past, present and future infringements thereof, and (f) all rights corresponding to any of the foregoing throughout the world.

"PBGC" means the Pension Benefit Guaranty Corporation and any successor agency.

"Permitted Acquisition" means an acquisition after the Closing Date by a Borrower or a Subsidiary of a Borrower of all or substantially all of the assets or Securities of another Person which in the case of the assets acquired, or in the case of the assets of the Person whose Securities are acquired, before the closing of such acquisition, are located in the continental United States, and for which acquisition Lender has given its written consent thereto.

"Permitted Investments" means Investments of any Borrower in: (a) negotiable certificates of deposit or time deposits issued by a state bank or by any United States bank or trust company having capital, surplus and undivided profits in excess of $1,000,000,000; (b) any direct obligation of the United States of America or any agency or instrumentality thereof which has a remaining maturity at the time of purchase of not more than one year and repurchase agreements relating to the same, (c) sales of Inventory on credit in the ordinary course of business; (d) shares of capital stock, evidence of Indebtedness or other security acquired by any Borrower in consideration for or as evidence of past-due or restructured Receivables in an aggregate face amount of such Receivables at any time not to exceed $100,000.00; (e) loans, advances or extensions of credit made by any Borrower (excluding any Agent debit balances) in the ordinary course of its business in the form of supplier advances, advances for component parts and other similar extensions of credit, not to exceed $100,000.00 in the aggregate outstanding at any time; (f) other Investments not in excess of $100,000.00 individually or $250,000.00 in the aggregate in any fiscal year of the Borrowers; and (g) Permitted Acquisitions.

"Permitted Liens" means: (a) Liens securing taxes, assessments and other governmental charges or levies (excluding any Lien imposed pursuant to any of the provisions of ERISA) or the claims of materialmen, mechanics, carriers, warehousemen or landlords for labor, materials, supplies or rentals incurred in the ordinary course of business, but (i) in all cases only if payment shall not at the time be required to be made, and (ii) in the case of warehousemen or landlords, only if such liens are junior to the Security Interest in any of the Collateral, (b) Liens consisting of deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, obligations under workers' compensation, unemployment insurance or similar legislation or under payment or performance bonds, (c) other Liens on the real property owned by a Borrower in the nature of zoning restrictions, easements, and rights or restrictions of record on the use of real property, which do not materially detract from the value of such property or impair the use thereof in the business of such Borrower, (d) purchase money Liens, including Liens securing Capitalized Lease Obligations, (e) Liens shown on Schedule 6.5(a), and (f) Liens of Lender arising under this Agreement and the other Loan Documents.

"Person" means any individual, limited liability company, corporation, partnership, association, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

"Plan" means any employee benefit plan as defined in Section 3(3) of ERISA in respect of which any Borrower or any Affiliate of any Borrower is, or within the immediately preceding six years was, an "employer" as defined in Section 3(5) of ERISA.

"Prime Rate" means for any month the rate of interest per annum announced or quoted by JP Morgan Chase Bank on the last day of the preceding month as its prime rate for commercial loans, whether or not such rate is the lowest rate charged by JP Morgan Chase Bank to its most preferred borrowers, or four and three-quarters percent (4.75%), whichever is greater; and, if such prime rate for commercial loans is discontinued by JP Morgan Chase Bank as a standard, a comparable reference rate designated by Lender as a substitute therefor shall be the Prime Rate.

"Proprietary Rights" means all of each Borrower's now owned and hereafter arising or acquired Patents, Copyrights and Trademarks, trade names, service marks, computer software, licenses, and other intangible property, and all other rights under any of the foregoing, all extensions, renewals, reissues, divisions, continuations, and continuations-in-part of any of the foregoing, and all rights to sue for past, present and future infringement of any of the foregoing.

"Purchase Transaction" means the transaction effective December 31, 2001, by which all of the issued and outstanding capital stock of BVL was purchased from Geologistics Corporation.

"Receivable" means and includes (a) any and all rights to the payment of money or other forms of consideration of any kind (whether classified under the Uniform Commercial Code as Accounts, contract rights, chattel paper, general intangibles, or otherwise) including, but not limited to, Accounts, accounts receivable, letters of credit and the right to receive payment thereunder, chattel paper, tax refunds, insurance proceeds, Contract Rights, notes, drafts, instruments, documents, acceptances, and all other debts, obligations and liabilities in whatever form from any Person, (b) all guarantees, security and Liens for payment thereof, (c) all goods, whether now owned or hereafter acquired, and whether sold, delivered, undelivered, in transit or returned, which may be represented by, or the sale or lease of which may have given rise to, any such right to payment or other debt, obligation or liability, and (d) all proceeds of any of the foregoing.

"Regulation U" means Regulation U of the Board of Governors of the Federal Reserve System (or any successor).

"Release" means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the outdoor environment or into or out of any property, including the movement of Contaminants through or in the air, soil, surface water or groundwater.

"Remedial Action" means actions required to (a) clean up, remove, treat or in any other way address Contaminants in the outdoor environment; (b) prevent the Release or threat of Release or minimize the further Release of Contaminants so they do not migrate or endanger or threaten to endanger public health or welfare or the outdoor environment; or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care.

"Renewal Term" means the extension of this Agreement beyond the Initial Term, as provided for in Section 2.6.

"Reportable Event" has the meaning set forth in Section 4043(b) of ERISA, but shall not include a Reportable Event as to which the provision for 30 days notice to the PBGC is waived under applicable regulations.

"Revenues" shall mean all money, funds, cash, proceeds, or payments of any kind received by any Borrower or any Borrower Affiliate from all sources, including without limitation, Net Proceeds, whether received in cash, by check, by other instrument or otherwise.

"Revolving Credit Facility" means the revolving credit facility established under this Agreement in an aggregate principal amount outstanding at any one time of $20,000,000.00 or such lesser or greater amount as shall be agreed upon from time to time in writing by Lender and Borrowers.

"Revolving Loan Advance" means a revolving loan made to Borrowers pursuant to Section 2.1 and "Revolving Loan Advances" means more than one Revolving Loan Advance.

"Security" shall have the same meaning as in Section 2(1) of the Securities Act of 1933, as amended.

"Security Documents" means each of the following: (a) the Financing Statements, (b) the Copyright Assignment, (c) the Trademark Assignment, (d) the Deposit Account Control Agreement, and (e) each other writing executed and delivered by any Borrower or any other Obligor securing the Obligations or any part thereof.

"Security Interest" means the Liens of Lender on and in the Collateral created or effected hereby or by any of the Security Documents or pursuant to the terms hereof or thereof.

"Subordinated Indebtedness" means any Indebtedness for Money Borrowed of any Borrower that is expressly subordinated to the Obligations on terms and conditions acceptable to Lender in its discretion.

"Subsidiary" means, (a) when used to determine the relationship of a Person to another Person, a Person of which an aggregate of 50% or more of the stock of any class or classes or 50% or more of other ownership interests is owned of record or beneficially by such other Person, or by one or more Subsidiaries of such other Person, or by such other Person and one or more Subsidiaries of such Person, (i) if the holders of such stock, or other ownership interests, (A) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or other individuals performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency, or (B) are entitled, as such holders, to vote for the election of a majority of the directors (or individuals performing similar functions) of such Person, whether or not the right so to vote exists by reason of the happening of a contingency, or (ii) in the case of such other ownership interests, if such ownership interests constitute a majority voting interest, and (b) when used with respect to a Plan, ERISA or a provision of the Internal Revenue Code pertaining to employee benefit plans, any other corporation, trade or business (whether or not incorporated) which is under common control with any Borrower and is treated as a single employer with such Borrower under Section 414(b) or (c) of the Internal Revenue Code and the regulations thereunder.

"Subsidiary Agreement" means the Joinder Agreement to be executed by a Subsidiary of a Borrower as a condition to such Subsidiary's becoming a Subsidiary of a Borrower as part of a Permitted Acquisition, or a condition to such Subsidiary's acquiring the assets of another Person as part of a Permitted Acquisition, pursuant to which such Subsidiary shall agree to become a Borrower under this Agreement, shall assume and bind itself to all debts, liabilities and obligations of a "Borrower", shall execute or agree to execute such Loan Documents as Lender may request to give effect to the terms thereof and hereof, and each Borrower restates and renews each and every representation and warranty made in this Agreement or in any other Loan Document.

"Tangible Net Worth" means with respect to any Borrower, such Borrower's Net Worth.

"Termination Date" means the earliest to occur of: (a) the end of the Initial Term, or such later date as to which the same may be extended pursuant to the provisions of Section 2.6, (b) such date as the Obligations shall have been accelerated pursuant to the provisions of Section 10.2, or (c) such date as all Obligations shall have been irrevocably paid in full and the Revolving Credit Facility shall have been terminated.

"Termination Event" means (a) a Reportable Event, or (b) the filing of a notice of intent to terminate a Plan, or the treatment of a Plan amendment as a termination, under Section 4041(c) of ERISA, or (c) the institution of proceedings to terminate a Plan by the PBGC under Section 4042 of ERISA, or the appointment of a trustee to administer any Plan.

"Trademark Agreement" means the Patent, Copyright and Trademark Security Agreement, dated on or about the Agreement Date, made by each Borrower to Lender.

"Trademarks" means and includes in each case whether now existing or hereafter arising, all of each Borrower's rights, title and interest in and to (a) trademarks (including service marks), trade names and trade styles and the registrations and applications for registration thereof and the goodwill of the business symbolized by the trademarks, (b) licenses of the foregoing, whether as licensee or licensor, (c) renewals thereof, (d) income, royalties, damages and payments now or hereafter due and/or payable with respect thereto, including, without limitation, damages, claims and payments for past and future infringements thereof, (e) rights to sue for past, present and future infringements thereof, including the right to settle suits involving claims and demands for royalties owing, and (f) all rights corresponding to any of the foregoing throughout the world.

"Unbilled Receivables" means Receivables which have not yet been invoiced to Account Debtors by a Borrower as Billed Receivables.

"Uniform Commercial Code" or "UCC" means the Uniform Commercial Code as in effect from time to time in the states of organization of each of the Borrowers and the Lender.

"Vendor Obligations" means individually and collectively the obligations of each Borrower to certain of such Borrower's trade creditors and vendors as evidenced by one or more debt instruments, including without limitation, promissory notes and letter agreements, executed by such Borrower and/or such trade creditor or vendor, whereby such trade creditor or vendor has agreed to accept such Borrower's promise to pay on terms in lieu of immediate payment of amounts currently and past due owed by such Borrower to such trade creditor or vendor.

1.2 General. All terms of an accounting nature not specifically defined herein shall have the meaning ascribed thereto by GAAP. The terms accounts, chattel paper, contract rights, documents, equipment, instruments, general intangibles, inventory and other terms defined in the UCC, as and when used in this Agreement or the Security Documents, shall have the meanings given those terms in the Uniform Commercial Code. Unless otherwise specified, a reference in this Agreement to a particular section or subsection is a reference to that section or subsection of this Agreement, and the words "hereof", "herein", "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision, section or subsection of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter. Words denoting individuals include corporations and other entities, and vice versa. References to any legislation or statute or code, or to any provisions of any legislation or statute or code, shall include any modification or reenactment of, or any legislative, statutory or code provision substituted for, such legislation, statute or code or provision thereof. References to any document or agreement (including this Agreement) shall include references to such document or agreement as amended, novated, supplemented, modified or replaced from time to time, so long as and to the extent that such amendment, novation, supplement, modification or replacement is either not prohibited by the terms of this Agreement or is consented to by Lender. References to any Person include its successor or permitted substitutes and assigns.

ARTICLE II - LOANS, RENEWAL AND TERMINATION

2.1 Revolving Loan Advances. Lender agrees, for so long as no Default or Event of Default exists and subject to the provisions of Section 10.1 below, to make Revolving Loan Advances to Borrowers in an aggregate amount at any time outstanding up to the amount of the Borrowing Base at such time; provided, however, the aggregate amount of all Loans outstanding at any time shall not exceed the amount of the Revolving Credit Facility. It is expressly understood and agreed that Lender intends to use the Borrowing Base as a maximum ceiling on Revolving Loan Advances to Borrowers; provided, however, that it is agreed that should the Revolving Loan Advances ever exceed the ceiling so determined or any other limitation set forth in this Agreement, such Revolving Loan Advances shall nevertheless constitute Obligations secured by the Security Interest of Lender and, as such, shall be entitled to all benefits thereof and security therefor. Under the Revolving Credit Facility, Borrowers from time to time may borrow, repay, prepay and reborrow in accordance with the terms of this Agreement.

2.2 Borrowing Procedures.

(a) Borrowers may, from time to time, request Lender to make Revolving Loan Advances. Subject to the provisions of Section 9.1 of this Agreement, and provided that there does not then exist a Default or an Event of Default, Lender shall fund Borrowers' request for Revolving Loan Advances as follows: (i) by the close of business on the day such request is received if the request is received prior to 1:00 p.m. east coast time; and (ii) by the close of the next Business Day if the request is received after that time.

(b) Each request for a Revolving Loan Advance shall be made by transmission to Lender of a Notice of Borrowing and shall, if requested by Lender or required pursuant to Section 7.7, be accompanied by a complete and accurate Borrowing Base Certificate, and shall be confirmed by Borrowers with Lender by telephone; provided, that Lender shall at any time have the right to review and adjust, in the exercise of its reasonable discretion, any calculation set forth in the Borrowing Base Certificate or the Notice of Borrowing (i) to reflect

Lender's reasonable estimate of declines in value of any of the Collateral described in such Borrowing Base Certificate, and (ii) to the extent such calculation is not in accordance with this Agreement. Borrowers shall make no more than ten (10) requests for Revolving Loan Advances per calendar week.

(c) Borrowers shall reimburse Lender and hold Lender harmless from any loss expense that Lender may sustain or incur as a consequence of the failure of Borrowers to borrow additional Loans after Borrowers have requested (or are deemed to have requested) such additional Loans, including any such loss or expense arising from the liquidation or re-employment of funds obtained by Lender to maintain the Loans or from fees payable to terminate the deposits from which such funds were obtained.

2.3 Letter of Credit Accommodations.

(a) Lender agrees, for so long as no Default or Event of Default exists and subject to the provisions of Section 9.1 below, at the request of Borrowers, to provide or arrange for Letter of Credit Accommodations for the account of Borrowers containing terms and conditions acceptable to Lender and the issuer thereof (including Lender), in an aggregate amount of Letter of Credit Accommodations at any time outstanding up to the lesser of (i) $5,000,000.00 or (ii) the amount of the Borrowing Base at such time; provided, however, the aggregate amount of all Loans outstanding at any time shall not exceed the amount of the Revolving Credit Facility. Any payments made by Lender to any issuer thereof and/or related parties in connection with the Letter of Credit Accommodations shall constitute additional Revolving Loan Advances to Borrowers.

(b) Borrowers shall deliver to Lender a written request for such Letter of Credit Accommodations at least five (5) Business Days prior to the requested date of issuance, which request shall contain the original signature of an authorized officer of Borrowers, shall be irrevocable and shall specify the original face amount of the Letter of Credit Accommodation requested, the effective date of the issuance of the proposed Letter of Credit Accommodation, whether such Letter of Credit Accommodation may be drawn in a single or in partial draws, the date on which the requested Letter of Credit Accommodation is to expire, the purpose for which such Letter of Credit Accommodation is to be issued, and the beneficiary of the requested Letter of Credit Accommodation, together with an application for such Letter of Credit Accommodation in form and substance satisfactory to Lender and the proposed issuer thereof and the proposed form of such Letter of Credit Accommodation.

(c) Any Letter of Credit Accommodation shall contain terms and conditions acceptable to Lender and, where applicable, the issuer thereof. Any Letter of Credit Accommodation containing an "evergreen" or automatic renewal provision shall contain a provision pursuant to which the issuer thereof may, by notice to the beneficiary of such Letter of Credit Accommodation at least thirty (30) days prior to the expiration of its term, elect not to renew such Letter of Credit Accommodation for an additional term.

(d) In addition to any charges, fees or expenses charged by any bank or issuer in connection with the Letter of Credit Accommodations, Borrowers shall pay to Lender the following Letter of Credit Fees:

(i) $250.00 upon issuance of each Letter of Credit Accommodation;

(ii) $250.00 upon the amendment of each Letter of Credit Accommodation;

(iii) $250.00 upon each drawing on each Letter of Credit Accommodation; and

(iv) for each standby Letter of Credit Accommodation, a fee at a rate equal to one and three-quarters percent (1.75%) per annum on the face amount of the standby Letter of Credit Accommodation collected upon issuance of any Letter of Credit or any extension, renewal or other continuation thereof.

The obligation of Borrowers to pay such Letter of Credit Fees shall survive the termination or non-renewal of this Agreement.

(e) Borrowers shall indemnify and hold Lender harmless from and against any and all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees) which Lender may suffer or incur in connection with any Letter of Credit Accommodations and any documents, drafts or acceptances relating thereto, including, but not limited to, any losses, claims, damages, liabilities, costs and expenses due to any action taken by any issuer or correspondent with respect to any Letter of Credit Accommodation. Borrowers assume all risks with respect to the acts or omissions of the drawer under or beneficiary of any Letter of Credit Accommodation and for such purposes the drawer or beneficiary shall be deemed Borrowers' agent; provided, that Borrowers shall not be required to indemnify and hold Lender harmless under the provisions of this Section, to the extent of any losses, claims, damages, costs and expenses resulting from Lender's own gross negligence or willful misconduct, as determined by a final order by a court of competent jurisdiction. Borrowers assume all risks for, and agree to pay, all foreign, Federal, State and local taxes, duties and levies relating to any goods subject to any Letter of Credit Accommodations or any documents, drafts or acceptances thereunder. Borrowers hereby release and hold Lender harmless from and against any acts, waivers, errors, delays or omissions, whether caused by Borrowers, by any issuer or correspondent or otherwise with respect to or relating to any Letter of Credit Accommodation. The provisions of this Section 2.3 shall survive payment of the Obligations and the termination or non-renewal of this Agreement.

(f) Nothing contained in this Section 2.3 shall be deemed or construed to grant Borrowers any right or authority to pledge the credit of Lender in any manner. Lender shall have no liability of any kind with respect to any Letter of Credit Accommodation provided by an issuer other than Lender unless Lender has duly executed and delivered to such issuer the application or a guarantee or indemnification in writing with respect to such Letter of Credit Accommodation. Borrowers shall be bound by any interpretation made in good faith by Lender, or any other issuer or correspondent under or in connection with any Letter of Credit

Accommodation or any documents, drafts or acceptances thereunder, notwithstanding that such interpretation may be inconsistent with any instructions of Borrowers. Lender shall have the sole and exclusive right and authority to, and Borrowers shall not: (i) if directed by Lender at any time an Event of Default exists, (A) approve or resolve any questions of non-compliance of documents, (B) give any instructions as to acceptance or rejection of any documents or goods or (C) execute any and all applications for steamship or airway guaranties, indemnities or delivery orders, and (ii) at all times, (A) grant any extensions of the maturity of, time of payment for, or time of presentation of, any drafts, acceptances, or documents, and (B) agree to any amendments, renewals, extensions, modifications, changes or cancellations of any of the terms or conditions of any of the applications, Letter of Credit Accommodations, or documents, drafts or acceptances thereunder or any letters of credit included in the Collateral. Lender may take such actions either in its own name or in Borrowers' name.

(g) Any rights, remedies, duties or obligations granted or undertaken by Borrowers to any issuer or correspondent in any application for any Letter of Credit Accommodation, or any other agreement in favor of any issuer or correspondent relating to any Letter of Credit Accommodation, shall be deemed to have been granted or undertaken by Borrowers to Lender. Any duties or obligations undertaken by Lender to any issuer or correspondent in any application for any Letter of Credit Accommodation, or any other agreement by Lender in favor of any issuer or correspondent relating to any Letter of Credit Accommodation, shall be deemed to have been undertaken by Borrowers to Lender and to apply in all respects to Borrowers.

2.4 <u>Interest</u>.

(a) Interest shall accrue on the outstanding principal balance of the Revolving Loan Advances at the Interest Rate.

(b) All interest accrued on the outstanding principal balance of the Revolving Loan Advances shall be calculated on the basis of a year of 360 days and the actual number of days elapsed in each month. Accrued interest shall be due and payable monthly, in arrears, on the first day of the month following the month in which such interest accrues.

(c) The becoming due of any amount required to be paid under this Agreement or any of the other Loan Documents as principal, accrued interest, fees, and other charges and amounts, shall be deemed irrevocably to be a request by Borrowers for a Revolving Loan Advance on the due date of, and in an aggregate amount required to pay, such principal, accrued interest, fees, and other charges and amounts, and the proceeds of each such Revolving Loan Advance may, at Lender's option, be disbursed by Lender by way of direct payment of the relevant Obligation. All such disbursements in payment of the relevant Obligation shall be deemed to be a Revolving Loan Advance for all purposes of this Agreement.

(d) Upon the occurrence and during the continuation of an Event of Default, which Event of Default is not cured to the satisfaction of Lender within ten (10) days from the date such Event of Default first occurred, the unpaid principal balance of the Loans shall bear interest at a per annum rate equal to the Interest Rate plus three hundred (300) basis points effective as of and from the date such Event of Default first occurred, as determined by Lender.

(e) For the purpose of computing interest hereunder, all items of payment received by Lender shall be deemed applied by Lender on account of the Obligations (subject to final payment of such items) on the first (1st) Business Day after receipt by Lender of such items in immediately available funds.

(f) Upon receipt of Borrowers' 2002 audited financial statements, which reflects the achievement of at least ninety percent (90%) of the projected EBITDA for year 2002, Lender will offer a LIBOR option for Borrowers' consideration.

2.5 Allocation of Payments and Limit of Interest. All Revenues received by Lender from any Borrower shall be applied to the Revolving Loan Advances, or, during the existence of an Event of Default, to the Obligations in such manner as Lender shall determine. Lender does not intend to charge interest at a rate in excess of the highest rate permitted by Applicable Law. Interest on any outstanding principal balance shall be spread over the entire period that such principal balance is outstanding. Any excess interest charges paid by Borrowers to Lender shall be applied to reduce the outstanding principal balance of the Obligations.

2.6 Renewal and Termination.

(a) This Agreement shall expire on the Termination Date. This Agreement shall be automatically renewed for additional one (1) year periods upon expiration of the Initial Term unless terminated by Lender or Borrowers as provided in this Section 2.6. Borrowers may terminate this Agreement at the expiration of the Initial Term or at the end of each Renewal by giving written notice of such termination to Lender at least sixty (60) days prior to the effective date of such termination, and, if such termination date is on a date other than the end of the Initial Term or a Renewal Term, by payment to Lender of the Early Termination Fee as provided in Section 3.5 hereof. Lender may terminate this Agreement at any time during the existence of an Event of Default as provided in Section 10.2.

(b) Upon the termination of this Agreement for any reason as herein provided, Borrowers shall be required to pay, discharge and satisfy, no later than the effective date of such termination, the Revolving Loan Advances, all accrued and unpaid interest and fees, any Early Termination Fee, and all other non-contingent Obligations outstanding.

(c) All undertakings, agreements, covenants, warranties and representations of any Borrower contained in this Agreement and the other Loan Documents shall survive any such termination and Lender shall retain each and every Security Interest, and all other rights and remedies of Lender under this Agreement and the other Loan Documents, notwithstanding such termination until Borrowers have paid the amounts described in Section 2.6(b).

(d) Notwithstanding the payment in full of the Revolving Loan Advances, all accrued and unpaid interest and fees, any Early Termination Fee, and all other non-contingent Obligations outstanding, Lender shall not be required to terminate its Security Interests unless, with respect to any loss or damage Lender may incur as a result of dishonored checks or other items of payment received by Lender from any Borrower or any Account Debtor and applied to the Obligations, Lender shall (i) have received a written agreement, executed by Borrowers and by any Person whose loans or other advances to any Borrower are used in whole or in part to satisfy the Obligations, indemnifying Lender from any such loss or damage; or (ii) have retained such monetary reserves and its Security Interest for such period of time as Lender, in its reasonable discretion, may deem necessary to protect Lender from any such loss or damage.

2.7 Cross-Guaranty; Waiver of Suretyship Defenses; Subordination.

(a) Each Borrower guarantees to Lender the payment in full of all of the Obligations of the other Borrowers and further guarantees the due performance by the other Borrowers of their respective duties and covenants made in favor of Lender hereunder and under the other Loan Documents. Each Borrower agrees that neither this cross-corporate guaranty nor Lender's Security Interest in any of the Collateral shall be impaired or affected by any modification, supplement, extension or amendment of any contract or agreement to which the parties hereto may hereafter agree (other than an agreement signed by Lender specifically releasing such liability), nor by any modification, release or other alteration of any of the rights of Lender with respect to any of the Collateral, nor by any delay, extension of time, renewal, compromise or other indulgence granted by Lender with respect to any of the Obligations (other than an agreement signed by Lender specifically releasing such Collateral), nor by any other agreements or arrangements whatever with the other Borrowers or with anyone else, each Borrower hereby waiving all notice of any such delay, extension, release, substitution, renewal, compromise or other indulgence, and hereby consenting to be bound thereby as fully and effectively as if it had expressly agreed thereto in advance. The liability of each Borrower hereunder is direct and unconditional as to all of the Obligations, and may be enforced without requiring Lender first to resort to any other right, remedy or security.

(b) Until all of the Obligations are paid in full, no Borrower shall have any right of subrogation, reimbursement or indemnity whatsoever, nor any right of recourse to security for any of the Obligations, and nothing shall discharge or satisfy the liability of any Borrower hereunder, until the full payment and performance of all of the Obligations. Any and all present and future debts and obligations of each Borrower to each other Borrower are hereby waived and postponed in favor of and subordinated to the full payment and performance of all present and future Obligations of Borrowers to Lender.

(c) Each Borrower hereby subordinates any claims (other than claims evidenced by notes which have been assigned and delivered to Lender), including, without limitation, any other right of payment, subrogation, contribution and indemnity that it may have from or against any other Borrower, and any successor or assign of any other Borrower, including, without limitation, any trustee, receiver or debtor-in-possession, howsoever arising, due or owing and whether heretofore, now or hereafter existing, to all of the Obligations of the other Borrowers to Lender.

(d) Notwithstanding the provisions of Sections 2.7(b) and (c) above, for so long as no Default or an Event of Default shall exist, each Borrower may pay to any other Borrower Indebtedness validly owed to such other Borrower which arises in the ordinary course of such Borrower's business.

ARTICLE III – FEES

3.1 Commitment Fee. In order to induce Lender to enter into this Agreement and to make the Loans, Borrowers agree to pay to Lender a Commitment Fee in the amount of $200,000.00, which Commitment Fee shall be fully earned by Lender as of the date hereof and of which $100,000.00 has been paid upon acceptance of the Commitment Letter dated January 25, 2002 (the "Commitment Letter") and $100,000.00 shall be paid on the Closing Date.

3.2 Field Examination Fee. For each field examination of the books, records and other assets of any Borrower performed by one or more employees or agents of Lender, Borrowers shall pay to Lender a field examination fee in an amount equal to $750.00 for each day spent by each such employee in performing and/or summarizing the results of such examination (including all necessary travel time) plus all reasonable "out-of-pocket" expenses. Field examinations shall be performed by Lender no less frequently than quarterly, and each field examination fee shall be payable by Borrowers to Lender within 30 days of delivery of invoices therefor.

3.3 Collateral Monitoring Fee. Borrowers shall pay to Lender a collateral monitoring fee in an amount equal to $1,800.00 per month so long as this Agreement is in effect. The collateral monitoring fee shall be payable on the first day of each month.

3.4 Wire Transfer Fee. For each wire transfer initiated by Lender to or for the benefit of any Borrower, Borrowers shall pay to Lender a fee of $30.00 or such higher amount as Lender shall reasonably establish from time to time.

3.5 Early Termination Fee. If for any reason this Agreement is terminated by Borrowers prior to the end of the Initial Term or any Renewal Term of this Agreement, in view of the impracticality and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of lost profits of Lender as a result thereof, Borrowers agree to pay to Lender, upon the effective date of such termination, an Early Termination Fee in an amount equal to the following percentage of the amount of the Revolving Credit Facility corresponding to the period in which the termination date occurs:

Percentage of Revolving Credit Facility	Period
2%	From Agreement Date to and including March 5, 2003
1%	From and after March 6, 2003

The Early Termination Fee shall be presumed to be the amount of damages sustained by Lender as a result of such early termination, and Borrower agrees that it is reasonable under the circumstances currently existing. In addition, Lender shall be entitled to the Early Termination Fee upon the termination of this Agreement by Lender on account of any Event of Default as provided in Section 10.2 or the occurrence of an Event of Default described in Section 10.1(i). The Early Termination Fee shall be deemed included in the Obligations.

3.6 Costs and Expenses. Borrowers agree to reimburse Lender for all reasonable out-of-pocket expenses incurred by Lender in connection with the Loans, including, but not limited to, filing fees and associated tax, lien and judgment search fees, fees of outside auditors, bank fees, outside attorneys' fees and any other reasonable fees or expenses. The Lender agrees that the attorney's fees and costs incurred by the Lender in connection with the negotiation and drafting of the Loan Documents, and the initial closing of the Revolving Credit Facility will not exceed $35,000.00.

3.7 Unused Line Fee. Borrowers shall pay to Lender an unused line fee equal to one quarter of one percent (0.25%) per annum of the amount of the Revolving Credit Facility not used for cash borrowings. Such unused line fee shall be payable monthly in arrears on the first (1st) day of each month during the Initial Term and each Renewal Term, and shall be calculated on the average cash borrowings for each preceding month, and shall not be subject to rebate or proration upon the termination of this Agreement for any reason.

ARTICLE IV - GRANT OF SECURITY INTEREST

4.1 Grant of Security Interest. To secure the payment, performance and observance of the Obligations, each Borrower grants, and hereby assigns, mortgages, and pledges, to Lender all of the Collateral, and grants to Lender a continuing security interest in, and a Lien upon, and a right of set off against, all of the Collateral.

4.2 Continued Priority of Security Interest.

(a) The Security Interest granted by each Borrower shall at all times be valid, perfected and enforceable against such Borrower and all third parties in accordance with the terms of this Agreement, as security for the Obligations, and the Collateral shall not be at any time subject to any Liens that are prior to, or on parity with or junior to the Security Interest, other than Permitted Liens.

(b) Each Borrower shall, at it sole cost and expense, take all action that may be necessary or desirable, or that Lender may reasonably request, so as at all times to maintain the validity, perfection, enforceability and rank of the Security Interest in the Collateral in conformity with the requirements of Section 4.2(a), or to enable Lender to exercise or enforce its rights hereunder.

(c) Lender is authorized to file one or more financing or continuation statements, or amendments thereto, without the signature of or in the name of each Borrower for any purpose under this Agreement, including without limitation, any purpose under Section 4.2(b).

(d) Each Borrower shall mark its books and records as directed by Lender and as may be necessary or appropriate to evidence, protect and perfect the Security Interest and shall cause its financial statements to reflect the Security Interest.

ARTICLE V - PROCEEDS OF COLLATERAL, RECEIVABLES AND COLLECTIONS

5.1 Borrowers' Proceeds of Collateral. Each Borrower shall pay to Lender all proceeds of Collateral, including Net Proceeds, immediately upon Borrower's receipt thereof. For purposes of calculating interest owing by Borrowers hereunder, Lender shall apply the amount of such Revenues to the Obligations one (1) Business Day following the date upon which Lender receives such Revenues in immediately available funds.

5.2 Collection of Receivables and other Collateral.

(a) Borrower shall establish and maintain, at its expense, a Lockbox with such banks as are acceptable to Lender pursuant to documentation satisfactory to Lender, in its discretion, into which each Borrower shall promptly deposit or cause to be deposited all proceeds of Collateral, including Net Proceeds. Borrower shall direct and instruct all of its Account Debtors to directly remit all payments on Receivables and all payments constituting proceeds of Inventory or other Collateral, in the identical form in which such payments are made, whether by cash, check or other manner of payment. If, notwithstanding such instructions, Borrower receives any proceeds of Accounts, Net Proceeds, or proceeds from the sale of Inventory or other Collateral, and upon receipt by Borrower of any proceeds of Accounts, Net Proceeds, or proceeds from the sale of Inventory or other Collateral, Borrower shall receive such payments as Lender's trustee, and Borrower shall immediately deliver such payments to Lender in their original form duly endorsed in blank. Each Borrower agrees that all payments made to the Lockbox or other funds received and collected by Lender, whether in respect of the Receivables, as proceeds of Inventory or other Collateral, or otherwise, shall be subject to Lender's sole control and shall be treated as payments to Lender in respect of the Obligations and therefore shall constitute the property of Lender to the extent of the amount of the outstanding Obligations.

(b) Lender or its designee may, in Lender's sole discretion, at any time during which an Event of Default has existed for a period of not less than thirty (30) days, notify Account Debtors of the Security Interest and collect Receivables directly from Account Debtors and charge the collection costs and expenses to Borrowers as additional Loans. Whether or not a Default or an Event of Default has occurred, any of Lender's officers, employees or agents shall have the right, at any time or times hereafter, in the name of Lender, any designee of Lender, or any Borrower, to verify the validity, amount or any other matter relating to any Receivables by mail, telephone, electronic communication or otherwise. Each Borrower shall cooperate fully with Lender in an effort to facilitate and promptly conclude any such verification process.

ARTICLE VI - REPRESENTATIONS AND WARRANTIES

Each Borrower represents and warrants to Lender, as of the date of this Agreement and at all times that Lender makes Loans to Borrowers, as follows:

6.1 Existence, Power and Authority; Borrower Affiliates.

(a) Organization; Qualification. Each Borrower is a corporation or limited liability company duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, having the corporate or limited liability company power and authority to own its properties and to carry on its business as now being and hereafter proposed to be conducted, and each Borrower is duly qualified and authorized to do business in the jurisdictions listed on Schedule 6.1 (a) and in each jurisdiction in which the nature of its business or the ownership and characteristics of its property requires such qualification or authorization, except where the failure to be so qualified would not have a Materially Adverse Effect. The jurisdictions in which Borrowers are qualified to do business as a foreign entity are listed on Schedule 6.1(a).

(b) Power. Each Borrower has the right and power, and has taken all necessary action to authorize it, to execute, deliver and perform the Loan Documents in accordance with their respective terms. Each of the Loan Documents has been duly executed and delivered by the duly authorized officers of each Borrower and each is, or each when executed and delivered in accordance with this Agreement will be, a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms. All of the transactions contemplated under the Loan Documents are within each Borrower's powers and are not in contravention of law or the terms of any Borrower's certificate of incorporation, articles of incorporation, certificate of formation, by-laws, limited liability company agreement, or other organizational documentation, or any material agreement or undertaking to which any Borrower is a party or by which any Borrower or its property is bound, and does not result in the creation or imposition of any lien, charge or encumbrance upon any assets of any Borrower, other than Lender's Lien pursuant to this Agreement.

(c) Borrower Affiliates. No Borrower has any Borrower Affiliates or Subsidiaries except as set forth on Schedule 6.1(c).

(d) Capitalization. The outstanding shares of capital stock or membership interests of each Borrower have been duly and validly issued and are fully paid and nonassessable, and the number and owners of such stock or membership interests of each Borrower are set forth on Schedule 6.1(d). Except as set forth on Schedule 6.1(d), there are no existing warrants, options, or commitments of any kind or nature convertible into capital stock or membership interests of any class of any Borrower.

(e) Business. Borrowers are engaged principally in the businesses described on Schedule 6.1(e).

6.2 Compliance with Other Agreements and Applicable Law. Except as set forth on Schedule 6.2, no Borrower is in default under, or in violation in any respect of, any material agreement, contract, instrument or other commitment to which such Borrower is a party or by which such Borrower or its property is bound, and each Borrower is in compliance in all material respects with all Governmental Approvals applicable to or required in connection with the conduct of such Borrower's business and affairs, and each Borrower is otherwise in compliance in all material respects with all Applicable Laws.

6.3 Absence of Litigation. Except as set forth on Schedule 6.3, there are no actions, proceedings or investigations pending or threatened against any Borrower, or any of its assets, which, if adversely determined against such Borrower can reasonably be expected to have a Materially Adverse Effect on the assets, financial condition or business prospects of such Borrower.

6.4 Taxes and Returns. Except as set forth on Schedule 6.4, each Borrower has timely filed all tax returns which such Borrower is required by law to file or has obtained valid extensions, and all taxes and other sums related to the payment of taxes owing by such Borrower to any governmental authority have been fully paid and each Borrower maintains adequate reserves to pay such tax liabilities as they accrue.

6.5 Lien Priority and Nature of Certain Collateral.

(a) Liens. Lender has a perfected first priority security interest in the Collateral and, except for the Liens described on Schedule 6.5(a) and the other Permitted Liens, none of the properties and assets of any Borrower is subject to any Lien. Other than the Financing Statements of Lender pursuant to this Agreement, no financing statement under the Uniform Commercial Code of any state or other instrument evidencing a Lien that names any Borrower as debtor has been filed (and has not been terminated) in any state or other jurisdiction, and no Borrower has signed any such financing statement or other instrument or any security agreement authorizing any secured party thereunder to file any such financing statement or instrument, except to perfect the Liens listed on Schedule 6.5(a) and the other Permitted Liens.

(b) Title. Except as set forth on Schedule 6.5(b), each Borrower has valid and legal title to or leasehold interest in all personal property, real property, and other assets used in its business.

(c) Receivables. Each Eligible Receivable has arisen from the sale and delivery of goods or from services rendered by a Borrower, is genuine, complete and, in all other respects, what it purports to be, and is not otherwise ineligible under the standards set forth in this Agreement.

(d) Inventory. All Inventory is located on the premises set forth on Schedule 6.5(d) or is Inventory in transit to one of such locations, except as otherwise disclosed in writing to Lender. No Borrower has, within the twelve (12) months preceding the Agreement Date, located any Inventory at premises other than those set forth on Schedule 6.5(d).

(e) Equipment. All Equipment is in good order and repair in all material respects and is located on the premises set forth on Schedule 6.5(e). No Borrower has, within the twelve-(12) months preceding the Agreement Date, located any Equipment at premises other than those set forth on Schedule 6.5(e).

(f) Real Estate. No Borrower owns any real property and leases no real property other than that described on Schedule 6.5(f).

(g) Corporate and Fictitious Names. Except as otherwise disclosed on Schedule 6.5(g), during the five-year period preceding the Agreement Date, no Borrower nor any predecessor of any Borrower has been known as or used any corporate or fictitious name other than the name of Borrowers as first set forth in this Agreement.

6.6 Principal Place of Business. Borrowers' principal places of business or, if a Borrower has more than one principal place of business, such Borrowers' chief executive office, is located at the address set forth on the signature page of this Agreement. All books and records pertaining to the Collateral are kept by such Borrower at its principal place of business or, if such Borrower has one, its chief executive office.

6.7 Environmental Compliance.

(a) Except as set forth on Schedule 6.7(a) no Borrower, to the best of each Borrower's knowledge, has Released, generated, used, stored, treated, transported, manufactured, handled, produced or disposed of any Contaminants on or off its premises (whether or not owned by any Borrower), in any manner that violates in any material respect any applicable Environmental Laws or any Governmental Approvals, and the business and operations of each Borrower comply in all material respects with all Environmental Laws and all Governmental Approvals and similar authorizations.

(b) Except as set forth on Schedule 6.7(b), (i) there is not and has not been any Remedial Action taken with respect to any real estate leased by any Borrower, (ii) there has not been nor is there now pending any investigation, proceeding, complaint, order, directive, claim, citation or notice by any governmental authority or any other person with respect to any non-compliance with or violation of the requirements of any Environmental Laws by any Borrower, or (iii) there has not been any Release, threatened or actual, of any Contaminants, or generation, use, storage, treatment, transportation, manufacture, handling, production, or disposal of any Contaminants, or any other environmental, health or safety matter, which affects (A) any Borrower, (B) its business, operations, or assets, or (C) any properties at which such Borrower has transported, or stored any Contaminants.

(c) Except as set forth on Schedule 6.7(c), no Borrower, has any liability (contingent or otherwise) in excess of $50,000.00 in connection with a known Release, threatened or actual, from any real property owned or leased by any Borrower, or the generation, use, storage, treatment, transportation, manufacture, handling, production, or disposal of any Contaminant, on the owned or leased real property.

(d) All material Governmental Approvals or similar authorizations required to be obtained or filed in connection with the operations of any Borrower under any Environmental Laws have been obtained, and all Governmental Approvals and similar authorizations are valid and in full force and effect in all material respects.

6.8 Proprietary Rights. Schedule 6.8 sets forth a correct and complete schedule of all of each Borrower's Proprietary Rights. None of the Proprietary Rights is subject to any licensing agreement or similar arrangement, except as set forth on Schedule 6.8 or as entered into in the ordinary course of each Borrower's business. To the best knowledge of each Borrower none of the Proprietary Rights infringes on the valid trademark, trade name, copyright, or patent right of any other person or entity, and no other person's or entity's property infringes on the Proprietary Rights, in any material respect. The Proprietary Rights described on Schedule 6.8 constitute all of the property of such type necessary to the current and anticipated future conduct of the business of each Borrower.

6.9 Trade Names. All trade names or styles under which any Borrower sells Inventory or Equipment or creates Accounts, or to which instruments in payment of Accounts are made payable, are listed on Schedule 6.9.

6.10 Employee Relations. Each Borrower has a stable work force in place and no Borrower is, except as disclosed on Schedule 6.10, party to any collective bargaining agreement nor has any labor union been recognized as the representative of any Borrower's employees, and no Borrower knows of any pending, threatened, or contemplated strikes, work stoppage or other labor disputes involving any of any Borrower's employees.

6.11 Employee Pension Benefit Plans. Each Plan meets the minimum funding standards of Section 302 of ERISA, if applicable, and no Termination Event has occurred with respect to any Plan of any Borrower.

6.12 Bank Accounts. Schedule 6.12 is a complete and correct list of all checking accounts, deposit accounts, lockboxes and other bank accounts maintained by any Borrower.

6.13 Accuracy and Completeness of Information. All representations and warranties set forth in this Article VI, and all statements and other information furnished by or on behalf of any Borrower in connection with this Agreement or any of the Loan Documents, including without limitation, all information on the Information Certificate is true and correct in all material respects and does not omit any material fact necessary in order to make such information not misleading. Each financial statement furnished by or on behalf of Borrowers presents fairly the financial condition of Borrowers as of the date of such statement and for the relevant period(s) then ended.

6.14 Software License Compliance. Each Borrower warrants and represents that all software used by Borrower on any of Borrower's computers is either Borrower's proprietary software or is duly licensed, maintained and operated in compliance with the software owner's license terms and conditions.

6.15 Survival of Warranties; Cumulative. All representations and warranties contained in this Agreement or any of the other Loan Documents shall survive the execution and delivery of this Agreement, any investigation made by or on behalf of Lender, or any borrowing hereunder, and shall be deemed to have been made again to Lender on the date of each additional borrowing or other credit accommodation under this Agreement, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall have been true and accurate on and as of such earlier date), and shall be conclusively presumed to have been relied on by Lender regardless of any investigation made or information possessed by Lender. The representations and warranties set forth in this Agreement and in the other Loan Documents shall be cumulative and shall be in addition to any other representations or warranties which any Borrower shall now or hereafter give, or cause to be given, to Lender.

ARTICLE VII - AFFIRMATIVE COVENANTS

Until this Agreement has been terminated and all Obligations have been paid in full, unless Lender shall otherwise consent in writing, each Borrower covenants and agrees with Lender as follows:

7.1 Financial Statements. Borrowers shall deliver to Lender, within one hundred twenty (120) days following the close of each of its fiscal years, Borrowers' audited financial statements, certified by a recognized firm of certified public accountants acceptable to Lender as having been prepared in accordance with GAAP and as presenting fairly the financial condition of Borrowers as of the date thereof and for the period then ended (and including a management letter to Borrowers from such accountants, if prepared by such accountants at Borrower's request, to be delivered not later than thirty (30) days thereafter). Borrowers shall deliver to Lender such other financial information as Lender shall reasonably request, including, (i) within thirty (30) days after the close of each month, reasonably detailed monthly and fiscal year-to-date financial statements, including income statement, balance sheet, and statement of cash flow, prepared, on a consolidated basis (and within thirty (30) days after the close of each month, on a consolidating basis), in accordance with GAAP (subject to the absence of notes and to annual audit adjustment), certified by the chief financial officer or other authorized individual of each Borrower as presenting fairly the financial condition of Borrowers, which, for the end of each month, shall also include a Covenant Compliance Certificate, setting forth a calculation of the financial covenants described in Section 8.6 below, certification that each Borrower has made each payment required of it under each of the Vendor Obligations, which shall include a schedule showing all such payments made by payee and amount, and the status of all other monetary covenants set forth in Articles VII and VIII of this Agreement, and (ii) at least thirty (30) days prior to the end of Borrowers' fiscal year an annual operating budget showing a projected income statement, balance sheet and cash flows as of each month end for the forthcoming fiscal year.

7.2 Books and Records. Each Borrower shall keep accurate and complete records of the Collateral and permit Lender to: (a) visit such Borrower's business locations at intervals to be determined by Lender; and (b) inspect, audit and make extracts from or copies of such Borrower's books, records, journals, receipts, computer tapes and disks. All governmental authorities are authorized to furnish Lender with copies of reports of examinations of each Borrower made by such parties. Banks, Account Debtors and other third parties (without waiving any attorney-client privilege) with whom any Borrower has contractual relationships pertaining to the Collateral or the Loan Documents, are authorized to furnish Lender with copies of such contracts and related materials. Lender is authorized, in its own name or any other name, to communicate with Account Debtors in order to verify the existence, amount and terms of any Receivable.

7.3 Additional Documentation. Each Borrower shall execute and deliver to Lender all additional documents which Lender may, from time to time, reasonably determine are necessary or appropriate to evidence the Loans or to continue or perfect Lender's Security Interest in the Collateral.

7.4 Existence, Name, Organization and Chief Executive Office. Each Borrower shall maintain its existence in good standing and shall deliver to Lender written notice, at least sixty (60) days in advance, of any proposed change in such Borrower's state of incorporation, a change in such Borrower's name, a change in the use of any trade name or new trade names, such Borrower's business locations, the location of such Borrower's principal place of business or chief executive office, the mailing address of such Borrower, the location of any Inventory or Equipment, or the location of such Borrower's books and records, and shall execute or cause to be executed any and all documents that Lender reasonably requests in connection therewith, including, in the case of any new location of Inventory that is not owned by such Borrower, the waiver and consent from the lessor of such premises that is more particularly described in clause (g) of the definition of Eligible Inventory. If any Borrower on the Agreement Date does not have an organizational identification number and later obtains one, such Borrower shall forthwith notify Lender of such organizational identification number and shall execute or cause to be executed any and all documents that Lender reasonably requests in connection therewith.

7.5 Compliance with Laws and Taxes. Each Borrower shall comply in all material respects with all Applicable Laws. Each Borrower shall pay all real and personal property taxes, assessments and charges, and all franchise, income, unemployment, social security, withholding, sales and all other taxes assessed against such Borrower or the Collateral, at such times and in such manner so as to avoid any penalty from accruing against such Borrower or any Lien or charge from attaching to the Collateral. Each Borrower shall promptly deliver to Lender, upon request, receipted bills evidencing payment of such taxes and assessments.

7.6 Performance of Obligations. Each Borrower shall perform, in a timely manner, all of its obligations pursuant to all leases, mortgages, deeds of trust or other agreements to which such Borrower is a party, and shall pay when due all debt owed by such Borrower and all claims of mechanics, materialmen, carriers, landlords, warehousemen and other like persons, except only, and to the extent that, the amount of any such debt and claims is being contested by such Borrower in good faith by appropriate proceedings and such Borrower maintains on its books reasonable reserves therefor in accordance with GAAP.

7.7 Reporting as to Revenues, Receivables and Inventory.

(a) With such frequency as Lender shall direct, each Borrower shall deliver to Lender such information as Lender shall request with respect to the Revenues, Receivables and Inventory, including, but not limited to:

(i) no later than Tuesday of each week for the preceding week, a Borrowing Base Certificate for the prior week, together with a detailed summary of the sources of all of the Revenues, including sales of Inventory and credits and collections associated with Receivables, for the preceding week;

(ii) no later than the fifteenth (15th) day of each month, detailed schedules showing the aging of Receivables and each Borrower's accounts payable as of the end of the preceding month; and

(iii) no later than fifteen (15) days following the last day of each fiscal year following the Closing Date, a complete and updated list of each Borrower's customers (but in each case excluding COD customers), including the name, address and telephone number of each customer.

(b) Borrowers shall notify Lender promptly if:

(i) any Borrower enters into a long-term contract with the United States of America, and, if requested by Lender, such Borrower shall execute all instruments and take all steps necessary to insure that all amounts due and to become due under such long-term contract are properly assigned to Lender pursuant to the Assignment of Claims Act of 1940 or otherwise;

(ii) any Borrower receives information with regard to any type or item of Collateral which might have in any way a Materially Adverse Effect on the value of the Collateral as a whole or the rights and remedies of Lender with respect thereto; and

(iii) any accounts due and owing in which amounts in excess of $100,000.00 are in dispute by any single Account Debtor on an Eligible Receivable, and the Borrower to which such Receivable is owed shall explain in detail the reason for the dispute, all claims related to the dispute, and the amount in controversy.

7.8 Over-Advance. If, at any time, the aggregate unpaid principal amount of any of the Revolving Loan Advances exceeds any applicable limit set forth in this Agreement, Borrowers shall immediately pay to Lender the amount of any such excess and all accrued interest and other charges owing to Lender with respect thereto.

7.9 Breach or Default. Borrowers shall notify Lender immediately upon the occurrence of any circumstance which: (a) makes any representation or warranty of any Borrower contained in this Agreement or any other Loan Document incorrect or misleading in any material respect; or (b) constitutes an Event of Default.

7.10 Maintenance of Assets. Each Borrower shall maintain all of its real and personal property in good repair, working order and condition, shall make all necessary replacements to such property so that the value and the operating efficiency of such property will be preserved, shall prevent any personal property from becoming a fixture to real estate (unless owned by a Borrower and encumbered by a mortgage, deed of trust, security deed or similar agreement in favor of Lender), and will pay or cause to be paid all rental or mortgage payments due on its real property.

7.11 Insurance. Each Borrower shall procure and continuously maintain: (a) "All Risk Extended Coverage" property insurance covering such Borrower's tangible personal property for the full replacement value thereof; (b) "All Risk Extended Coverage" business interruption insurance in an amount acceptable to Lender; (c) liability insurance in an amount acceptable to Lender; and (d) such other customary insurance coverages as are specified by Lender from time to time. Each property and business interruption insurance policy shall contain a standard Lender's Loss Payable Endorsement in favor of Lender, providing for, among other things, thirty (30) days prior written notice to Lender of any cancellation, non-renewal or modification of such coverage. Each Borrower shall deliver to Lender certified copies of such policies and all required endorsements, or other evidence of such insurance acceptable to Lender. All amounts received by Lender from any such insurance policies may be applied by Lender to the Obligations. If any Borrower fails to procure required insurance or such insurance is canceled or otherwise lapses, Lender may procure such insurance and add the cost of such insurance to the principal balance of the Loans.

7.12 Use of Proceeds.

(a) Borrowers shall use the proceeds of all Revolving Loan Advances only for working capital and general business purposes; and

(b) not use any part of such proceeds to purchase or to carry or reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulation U or T of the Board of Governors of the Federal Reserve System) or, in any event, for any purpose which would involve a violation of Regulation U, T or X of such Board of Governors, or for any purpose prohibited by law or by the terms and conditions of this Agreement or any of the Loan Documents.

7.13 Disclosure.

(a) Promptly and in no event later than five (5) Business Days after obtaining knowledge thereof, (i) notify Lender if any written information, exhibit, or report furnished to Lender contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements contained therein not misleading in light of the circumstances in which made, and (ii) correct any defect or error that may be discovered therein or in any Loan Document or in the execution, acknowledgment, filing, or recordation thereof.

(b) At any time, Borrowers may provide to Lender updated disclosure schedules delivered in connection with the representations and warranties set forth in Article VI hereof and request Lender's acceptance thereof. Upon Lender's written acceptance of such updated disclosure schedules (such acceptance to be provided in Lender's reasonable discretion), this Agreement shall be deemed to be amended such that the updated disclosure schedules shall replace the then existing disclosure schedules corresponding thereto.

ARTICLE VIII - BORROWERS' NEGATIVE COVENANTS

Each Borrower covenants and agrees with Lender as follows:

8.1 Business, Management and Organization. No Borrower shall: (a) make any material change in its management; (b) make any material change in the nature of the business that Borrowers presently conduct; (c) amend, modify or supplement (without Lender's consent) any Borrower's certificate of incorporation, articles of incorporation, by-laws, certificate of formation, limited liability company agreement, or articles of organization in any manner which prevents Bekins, directly or indirectly through one or more of its Affiliates, from electing a majority of the Board of Directors of BVL or BWS; (d) merge or consolidate with any Person or purchase any stock or assets of any other Person, other than assets used by Borrowers in the ordinary course of their respective businesses and other than Permitted Investments.

8.2 Disposition of Assets. No Borrower shall, without Lender's written consent: (a) encumber the Collateral in favor of any party other than Lender, whether voluntarily or involuntarily, other than the Permitted Liens; or (b) sell, consign, lease or remove from any Borrower's business locations any of such Borrower's assets except that, until Lender gives Borrowers notice to the contrary during the existence of any Event of Default, each Borrower may (i) sell Inventory in the ordinary course of its business (any sale or exchange of Inventory in satisfaction of indebtedness of a Borrower shall not be deemed a sale of Inventory in the ordinary course of business); (ii) sell or dispose of obsolete assets that constitute Collateral which a Borrower has determined, in good faith, not to be useful in the conduct of its business and which, in any fiscal year of Borrowers, do not have an aggregate fair market value in excess of $100,000.00; and (iii) sell or dispose of obsolete assets that do not constitute Collateral which a Borrower has determined, in good faith, not to be useful in the conduct of its business.

8.3 Loans and Guarantees. No Borrower shall make any loan or contribute money, goods or services to, or guaranty or agree to become liable for any obligation of, any other Person, including any Borrower Affiliate or any Interested Party, other than: (a) loans to employees of a Borrower for reimbursable expenses incurred by such employees in the normal course of such Borrower's business; (b) sales of Inventory in the ordinary course of business; (c) Permitted Investments; (d) the obligations of any other Borrower or of a Subsidiary formed or acquired in connection with a Permitted Acquisition for which all of the conditions precedent set forth in Section 8.9 shall have been satisfied; and (e) loans or guarantees to new Agents in amounts not exceeding $50,000.00 per Agent for the purpose of defraying Agent start-up expenses.

8.4 Capital Expenditures and Investments. No Borrower shall: (a) make any Capital Expenditures in the aggregate in excess of $2,000,000.00 in any fiscal year of Borrowers, or (b) make any Investment other than Permitted Investments.

8.5 Distributions and Salaries. No Borrower shall:

(a) make any dividend, distribution or payment on or with respect to any shares (other than dividends payable solely in shares of its stock), or purchase, redeem or otherwise acquire or retire any of its stock (except shares acquired on the conversion thereof into other shares of stock); or

(b) increase, whether by election, promotion or otherwise, the aggregate salaries and other compensation paid to the officers of Borrowers by more than five percent (5%) in the aggregate in any fiscal year of Borrowers.

8.6 Financial Covenants.

(a) Fixed Charge Coverage Ratio ("FCCR"): Achieve a FCCR for the period corresponding thereto:

Period Ending	Ratio
March 31, 2002	.60 to 1
April 30, 2002	.61 to 1
May 31, 2002	.54 to 1
June 30, 2002	.48 to 1
July 31, 2002	.45 to 1
August 31, 2002	.42 to 1
September 30, 2002	.53 to 1
October 31, 2002	.48 to 1
November 30, 2002	.46 to 1
December 31, 2002	.48 to 1
January 31, 2003	.58 to 1
February 28, 2003	.63 to 1
March 31, 2003	.67 to 1
April 30, 2003	.71 to 1
May 31, 2003	.77 to 1
June 30, 2003	.83 to 1
July 31, 2003 and each month thereafter.	1.00 to 1

(b) Tangible Net Worth ("TNW"): Achieve a TNW amount for the period corresponding thereto:

Period Ending	Amount
March 31, 2002	$3,344,000
April 30, 2002	3,359,000
May 31, 2002	4,262,000
June 30, 2002	4,538,000
July 31, 2002	4,809,000
August 31, 2002	4,936,000
September 30, 2002	4,806,000
October 31, 2002	4,698,000
November 30, 2002	4,649,000
December 31, 2002 (1)	4,367,000

(1) For each month thereafter, beginning with January 31, 2003, the TNW amount will increase by 75% of positive monthly Net Income for the month then ended, plus any additional Subordinated Debt or equity added in the month then ended.

All amounts referenced in this Section shall be determined in accordance with GAAP.

8.6 Change of Control. No Borrower shall cause, permit, or suffer, directly or indirectly, any Change of Control.

8.7 Limitation on Indebtedness for Money Borrowed. No Borrower shall create or suffer to exist any Indebtedness for Money Borrowed except: (i) the Indebtedness for Money Borrowed of Borrowers to Lender under this Agreement and the Loan Documents; (ii) Indebtedness for Money Borrowed outstanding as of the Closing Date and listed on Schedule 8.8; (iii) Indebtedness for Money Borrowed secured by Permitted Liens; (iv) Subordinated Indebtedness; and (v) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $100,000.00.

8.8 Mergers; Consolidations; Acquisitions. (i) Except for (a) a Permitted Acquisition involving the merger of another Person with and into a Borrower, with a Borrower as the surviving corporation in such merger, and (b) the merger of one Borrower with and into the other Borrower with the other Borrower being the surviving corporation, no Borrower shall merge or consolidate, or permit any Subsidiary of a Borrower to merge or consolidate, with any Person; nor (ii) except for a Permitted Acquisition, acquire, nor permit any of its Subsidiaries to acquire, all or any substantial part of the properties and assets or Securities of any Person; nor (iii) consummate a Permitted Acquisition without Lender's prior written consent.

8.9 Subsidiaries. After the Closing Date, create any Subsidiaries, or transfer any assets to any Subsidiary, except in connection with a Permitted Acquisition.

ARTICLE IX - CONDITIONS PRECEDENT

9.1 Conditions Precedent. Each of the following is a condition precedent to Lender making the Loans pursuant to this Agreement, including the making of the initial Revolving Loan Advance and any future Loans contemplated hereunder (none of which may be waived, in whole or in part, except by the express written agreement of a duly authorized officer of Lender):

(a) Lender shall have received, in form and substance satisfactory to Lender, all releases, terminations, agreements and other documents as Lender may request to effect and evidence termination of the existing financing arrangements of any Borrower and the interests of any other lender or lenders pursuant to any such financing arrangements in any assets and properties of any Borrower, including, but not limited to, UCC-3 termination statements for all financing statements previously filed by or on such lender's behalf;

(b) Lender shall have received, in form and substance satisfactory to Lender, all other consents, waivers, acknowledgments, releases, agreements and documents from each Borrower or third Persons required under this Agreement or which Lender may deem necessary to permit, protect and perfect its Security Interest and Liens or to effectuate the provisions or purposes of this Agreement, including, without limitation, agreements with respect to Subordinated Indebtedness, waivers by landlords, lessors, owners, mortgagees, processors, warehouses or consignees of any interests, Liens or other claims by such persons in and to the Collateral, and agreements by such persons permitting Lender access to the premises to exercise its rights and remedies and otherwise deal with the Collateral;

(c) Lender shall have received, in form and substance satisfactory to Lender, a fully executed Trademark Agreement, a fully executed Copyright Agreement and any other Security Documents required by Lender;

(d) Lender shall have received, in form and substance satisfactory to Lender, an opinion letter of counsel for Borrowers with respect to this Agreement and the other Loan Documents and such other matters as Lender may request;

(e) Borrowers and the banks shall have established the Lockbox, and shall have executed and delivered the Deposit Account Control Agreement in form and substance satisfactory to Lender;

(f) Lender shall have received evidence of insurance and loss payee endorsements and/or certificates of insurance naming Lender as loss payee, as required under this Agreement, in form and substance satisfactory to Lender, at Borrowers' cost and expense;

(g) Lender shall have completed a field review of the records and other information with respect to the Collateral as Lender may require to determine the amount of the Loans available to Borrowers, the results of which shall be satisfactory to Lender in its discretion;

(h) Lender shall have received and reviewed UCC search results for all jurisdictions in which assets of any Borrower are located in the United States, in form and substance satisfactory to Lender;

(i) Lender shall have received evidence, in form and substance satisfactory to Lender, that Lender has a valid perfected first security interest in all of the Collateral except as otherwise permitted under this Agreement;

(j) Lender shall have received landlord or warehouseman agreements with respect to premises leased by a Borrower located at the locations listed on Schedule 9.1(j), each in form and substance satisfactory to Lender;

(k) Lender shall have received written confirmations from all Persons which have been granted Liens (other than Permitted Liens) in any Collateral of the balance due on the Indebtedness owed to them as of the Closing Date and that no default or event of default exists under any documentation evidencing or relating to such Indebtedness and that the granting of Security Interests in favor of Lender by Borrowers shall not create a default or an event of default thereunder;

(l) There shall be a minimum excess availability under the Revolving Credit Facility of $2,000,000.00 after accommodation for payment of trade accounts payable over thirty (30) days past due (adjusted for conversions or settlements), bank overdrafts, claim settlements over ninety (90) days past due and any transaction related fees including fees owed to Impact Capital at closing;

(m) Engagement of a turnaround consultant acceptable to Lender until the later of six (6) months from closing or September 30, 2002. Impact Consulting, Inc. is deemed an acceptable consultant;

(n) Infusion of cash equity into Borrowers of at least $3,000,000.00 since December 31, 2001;

(o) Conversion of at least $1,500,000.00 of amounts payable to Agents into equity or subordinated debt on terms and conditions acceptable to Lender since December 1, 2001;

(p) Conversion of at least $2,000,000.00 of account payables of trade creditors (including TMP Worldwide) into equity, subordinated debt (if secured), long term debt (if unsecured), or debt forgiveness on terms and conditions acceptable to Lender since December 1, 2001;

(q) No Default or Event of Default shall have occurred and be continuing;

(r) After the Initial Advance, the Availability Reserve will be required at all times; provided, however, if there are no Events of Default and Lender can verify that Borrowers have received additional cash equity of $1,000,000.00 after the Initial Advance, this condition shall not be required;

(s) All representations and warranties of each Borrower set forth in this Agreement shall be true and correct in all material respects; and

(t) This Agreement and all instruments and documents required hereunder shall have been duly authorized, executed and delivered to Lender, in form and substance satisfactory to Lender.

ARTICLE X - EVENTS OF DEFAULT; REMEDIES

10.1 Events of Default. The occurrence or existence of any one or more of the following events or conditions, whether voluntary or involuntary, shall constitute an Event of Default:

(a) Borrowers fail to pay when due (whether due at stated maturity, on demand, upon acceleration or otherwise) any installment of principal, interest, premium, if any, and fees on the Revolving Loan Advances or otherwise owing under this Agreement;

(b) Borrowers fail to pay any of the other Obligations (other than those dealt with specifically in Section 10.1(a) of this Agreement) on the due date thereof (whether due at stated maturity, on demand, upon acceleration or otherwise) and such failure shall continue for a period of ten (10) days after Lender's giving Borrowers written notice thereof;

(c) Borrowers fail or neglect to perform, keep or observe any covenant contained in Sections 7.1, 7.2, 7.3, 7.7, (and such failure of any of the foregoing four (4) Sections shall continue for a period of ten (10) days after Lender's giving Borrowers written notice thereof) 7.11, and 8.1 through 8.10 hereof on the date that Borrowers are required to perform, keep or observe such covenant;

(d) Any Borrower or any other Obligor fails or neglects to perform, keep or observe any covenant contained in this Agreement or the other Loan Documents (other than a covenant which is dealt with specifically elsewhere in this Section 10.1) and the breach of such other covenant in this Agreement or the other Loan Documents is not cured within ten (10) days after the sooner to occur of any Borrower's or such other Obligor's receipt of notice of such breach from Lender or the date on which such failure or neglect first becomes known to any officer of any Borrower or such other Obligor;

(e) Any representation or warranty made by or on behalf of any Borrower or any other Obligor, or other information provided by or on behalf of any Borrower or any other Obligor to Lender, was incorrect or misleading in any material respect at the time it was made or provided;

(f) Any Borrower or any Borrower Affiliate defaults: (i) as primary or secondary obligor, in the payment of any principal or interest on any Indebtedness for Money Borrowed (other than the Obligations) in excess of $250,000.00, and such default continues beyond any applicable grace period or, if such Indebtedness is payable on demand, fails to pay such Indebtedness upon demand; or (ii) in the observance of any covenant, term or condition contained in any agreement evidencing, securing or relating to any Indebtedness for Money Borrowed (other than the Obligations) in excess of $250,000.00, if the effect of such default is to cause, or to permit any other party to such Indebtedness to cause, all or part of such Indebtedness to become due before its stated maturity;

(g) A writ of attachment, garnishment execution, distraint or similar process in excess of $100,000.00 is issued against any Borrower, any Borrower Affiliate, or any of their respective properties;

(h) Lender determines, in its reasonable discretion, that a Materially Adverse Effect has occurred;

(i) Any Borrower becomes insolvent or bankrupt; makes an assignment for the benefit of creditors or consents to the appointment of a trustee or receiver; a trustee or a receiver is appointed for any Borrower or for a significant portion of such Borrower's assets; bankruptcy, reorganization or insolvency proceedings are instituted by or against any Borrower; or if any of the foregoing occurs with respect to any guarantor or other party liable for any of any Borrower's obligations owing to Lender;

(j) Any judgment or order for the payment of money in excess of $100,000.00, or in excess of $250,000.00 in the aggregate for all such judgments or orders, is entered against any Borrower, unless the same shall be (i) fully covered by insurance and the issuer of the applicable policy shall have acknowledged full coverage in writing within thirty (30) days of judgment, or (ii) vacated, stayed, bonded, paid or discharged within a period of thirty (30) days from the date of such judgment or order;

(k) Any Loan Document is terminated other than as provided for in this Agreement or becomes void or unenforceable, or any Security Interest ceases to be a valid and perfected first priority security interest in any portion of the Collateral, other than as a result of the Permitted Liens;

(l) Any Borrower conceals, removes, or permits to be concealed or removed, any of its assets with the intent to hinder, delay or defraud Lender or any of any Borrower's other creditors;

(m) Any guarantor, surety or endorser for any of the Obligations dies, defaults in any obligation owing to Lender, or prospectively terminates or revokes such guaranty or surety;

(n) Any loss, theft, damage or destruction of any item of Collateral or other property of any Borrower which has a Materially Adverse Effect;

(o) There is filed against any Borrower or any guarantor or other party liable for any of Borrowers' Obligations any civil or criminal action, suit or proceeding under any federal or state racketeering statute (including, without limitation, the Racketeer Influenced and Corrupt Organization Act of 1970), which action, suit or proceeding could result in the confiscation or forfeiture of any material portion of the Collateral;

(p) Any Termination Event with respect to any Plan shall have occurred; or a decision shall have been made by any Borrower or any Borrower Affiliate, or any member of the "controlled group of corporations" (as defined in Section 1563(a)(4) of the Internal Revenue

Code determined without regard to Sections 1563(a) and (e)(3)(c) of such Code) of which such Borrower or such Borrower Affiliate is a part, to terminate, file a notice of termination with respect to, or withdraw from, any Plan; or

(q) Any Borrower fails to pay when due any obligation of such Borrower under any of the Vender Obligations, and the breach of such obligation is not cured within thirty (30) days of its due date, unless such Borrower has provided to Lender written evidence, in form and substance satisfactory to Lender, that such Borrower is not obligated to pay such obligation or that payment of such obligation has been deferred or otherwise excused by the obligee thereof.

10.2 Lender's Remedies. In addition to any other rights and remedies that Lender may have, upon the occurrence and during the continuance of an Event of Default, Lender may:

(a) Without notice to, or demand upon, any Borrower:

(i) discontinue making any further Revolving Loan Advances;

(ii) terminate this Agreement;

(iii) declare all Obligations to be immediately due and payable;

(iv) take possession of all or any portion of the Collateral, wherever located, and enter on any of the premises where any of the Collateral may be and remove, repair and store any of the Collateral until it is sold or otherwise disposed of (Lender shall have the right to store, without charge, all or any portion of the Collateral at any of any Borrower's business locations);

(v) use, without charge, any Borrower's patents, copyrights, trade names, trade secrets, trademarks, advertising materials or any property of a similar nature, in advertising for sale and selling any of the Collateral; and

(vi) renew, modify or extend any Receivable, grant waivers or indulgences with respect to any Receivable, accept partial payments on any Receivable, release, surrender or substitute any security for payment of any Receivable, or compromise with, or release, any party liable on any Receivable in such a manner as Lender may, in its sole discretion deem advisable, all without affecting or diminishing any Borrower's Obligations to Lender.

(b) With notice to any Borrower:

(i) require each Borrower, at Borrowers' expense, to assemble the Collateral and make the Collateral available to Lender at locations reasonably convenient to Lender and such Borrower; and

(ii) sell or otherwise dispose of all or any portion of the Collateral at public or private sale for cash or credit, with such notice as may be required by law (in the absence of any contrary requirement, each Borrower agrees that ten (10) days prior notice of a public or private sale of the Collateral is reasonable), in lots or in bulk, all as Lender, in its sole discretion, may deem advisable. Lender shall have the right to conduct any such sales, without charge, at any Borrower's business locations. Lender may purchase all or any portion of the Collateral at public sale and, if permitted by law, at private sale and, in lieu of actual payment of the purchase price, may offset the amount of such price against the outstanding amount of the Loans and any other amounts owing from any Borrower to Lender. Proceeds realized from the sale of any Collateral will be applied in the following order: (a) to the reasonable costs, expenses and attorneys' fees incurred by Lender in connection with the collection, acquisition, protection and sale of the Collateral; (b) to any accrued and unpaid interest owing from Borrowers to Lender; and (c) to any other amounts owing from Borrowers to Lender. Each Borrower agrees that each such Borrower will remain fully liable for any deficiency owing to Lender after the proceeds of the Collateral have been applied to the Loans and all other amounts owing from Borrowers to Lender.

(c) If any of the Collateral shall require repairing, maintenance, preparation, or the like, or is in process or other unfinished state, Lender shall have the right, but not the obligation, to repair or perform such maintenance, preparation, processing or completion of manufacturing to place the same in such saleable condition as Lender shall deem appropriate, but Lender shall have the right to sell or dispose of such Collateral with or without such processing.

ARTICLE XI – JURY TRIAL WAIVER; OTHER WAIVERS AND CONSENTS; AND GOVERNING LAW

11.1 Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver.

(a) The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Rhode Island, without reference to applicable conflict of law principles.

(b) Each Borrower and Lender irrevocably consent and submit to the non-exclusive jurisdiction of Rhode Island Courts in connection with the resolution of any disputes relating to this Agreement or the other Loan Documents. Each Borrower irrevocably waives any objection based on venue or forum non conveniens with respect to any action instituted therein arising under this Agreement or any of the other Loan Documents, or in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or the other Loan Documents or the transactions related hereto or thereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise, and agrees that any dispute with respect to any such matters shall be heard only in the courts described above (except that Lender shall have the right to bring any action or proceeding against any Borrower or its property in the courts of any other jurisdiction which Lender deems necessary or appropriate in order to realize on the Collateral or otherwise enforce its rights against any Borrower or its property, or any guarantor of the Obligations.

(c) Each Borrower waives personal service of any and all process upon it and consents that all such service of process may be made by registered mail (return receipt requested) directed to Borrowers at the address set forth below and service so made shall be deemed to be completed five (5) Business Days after the same shall have been so deposited in the U.S. mails. Nothing contained in this Agreement shall affect the right of Lender to serve legal process by any other manner permitted by law.

(d) EACH BORROWER AND LENDER EACH HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES TO THIS AGREEMENT IN RESPECT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR THE RELATED TRANSACTIONS, INCLUDING WITHOUT LIMITATION, THE OBLIGATIONS OF BORROWERS AND ANY GUARANTOR, THE COLLATERAL, OR ANY INSTRUMENT, DOCUMENT OR GUARANTY DELIVERED PURSUANT TO THIS AGREEMENT, OR THE VALIDITY, PROTECTION, INTERPRETATION, ADMINISTRATION, COLLECTION OR ENFORCEMENT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, WHETHER NOW EXISTING OR HEREAFTER ARISING, WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH BORROWER AND LENDER EACH HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT EACH BORROWER OR LENDER MAY FILE AN ORIGINAL COUNTERPART OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO A TRIAL BY JURY.

(e) Lender shall not have any liability to any Borrower (whether in contract, tort, equity or otherwise) for losses suffered by any Borrower in connection with, arising out of, or in any way related to the transactions or relationships contemplated by this Agreement, or any act, omission or event occurring in connection herewith, unless it is determined by a final and non-appealable judgment or court order binding on Lender, that the losses were the result of acts or omissions constituting gross negligence or willful misconduct. In any such litigation, Lender shall be entitled to the benefit of the rebuttable presumption that it acted at all times in good faith and with the exercise of ordinary care in the performance by it of the terms of this Agreement.

11.2 Waiver of Certain Claims and Counterclaims. Each Borrower hereby agrees that it will not assert against Lender any claim for consequential, incidental, special or punitive damages in connection with this Agreement or any of the other Loan Documents or the transactions contemplated hereby or thereby, and each Borrower expressly waives any and all right to assert any such claims. Each Borrower further waives all rights to interpose any claims, deductions, setoffs or counterclaims of any nature (other than compulsory counterclaims) in any action or proceeding with respect to this Agreement, the Obligations, the Collateral or any matter arising therefrom or relating hereto or thereto. No officer of Lender has any authority to waive, condition, or modify the provisions of this section.

11.3 Indemnification. Each Borrower agrees to indemnify, save and hold harmless Lender and its directors, officers, agents, attorneys and employees from and against: (i) the use or contemplated use of the proceeds of any of the Revolving Loan Advances, any transaction contemplated by this Agreement or the other Loan Documents, or any relationship with any Borrower or any other party to this Agreement or the other Loan Documents; (ii) any administrative or investigative proceeding by any governmental agency arising out of or related to a claim, demand, action or cause of action described in clause (i) above; and (iii) any and all liabilities, losses, costs or expenses (including reasonable attorneys' fees and disbursements and other professional services) that any party indemnified hereunder suffers or incurs as a result of any foregoing claim, demand, action or cause of action; provided, however, that no such indemnitee shall be entitled to indemnification for any loss caused by its own gross negligence or willful misconduct. Any obligation or liability of any Borrower to any such indemnitee under this section shall survive the expiration or termination of this Agreement and the repayment of the Loans and performance of all Obligations.

ARTICLE XII - MISCELLANEOUS

12.1 Power of Attorney. Each Borrower irrevocably appoints Lender, and any person designated by Lender, as such Borrower's true and lawful attorney-in-fact to: (a) endorse for such Borrower, in Lender's or such Borrower's name, any draft or other order for the payment of money payable to such Borrower; and (b) execute, in Lender's or such Borrower's name, Financing Statements describing the Collateral. Lender shall not be liable to any Borrower for any action taken by Lender or its designee under this power of attorney, except to the extent that such action was taken by Lender in bad faith or with gross negligence or willful misconduct. Each Borrower agrees that a carbon, photographic or other reproduction of a Financing Statement or this Agreement may be filed by Lender as a Financing Statement.

12.2 Outstanding Revolving Loan Advances. The outstanding principal amount of, and accrued interest on, the Revolving Loan Advances and the Interest Rate applicable to the Revolving Loan Advances from time to time, shall be, at all times, ascertained from the records of Lender and shall be conclusive absent manifest error.

12.3 Modifications and Course of Dealing. This Agreement constitutes the entire agreement of Borrowers and Lender relative to the subject matter hereof. No modification of or supplement to this Agreement shall bind Lender unless in writing and signed by an authorized officer of Lender. The enumeration in this Agreement of Lender's rights and remedies is not intended to be exclusive, and such rights and remedies are in addition to and not by way of limitation of any other rights or remedies that Lender may have under the Uniform Commercial Code or other Applicable Law. No course of dealing and no delay or failure of Lender to exercise any right, power or privilege under any of the Loan Documents will affect any other or future exercise of such right, power or privilege. The exercise of any one right, power or privilege shall not preclude the exercise of any others, all of which shall be cumulative.

12.4 Assignment and Participation. Borrowers may not assign or transfer any of their rights or delegate any of its obligations under this Agreement or any of the other Loan Documents. Lender shall have the right, from time to time, without notice to Borrowers, to sell, assign or otherwise transfer all or any part of its interest in this Agreement, the other Loan Documents, and the Loans to any other party, or enter into participation arrangements with any other party. Each Borrower authorizes Lender to deliver to potential assignees or participants Borrowers' financial information and all other information delivered to Lender in furtherance of or pursuant to the terms of this Agreement.

12.5 Delegation of Duties. Lender may execute any of its duties under this Agreement or the other Loan Document by or through agents, employees or attorneys-in-fact. Lender shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact selected by Lender as long as such selection was made without gross negligence or willful misconduct.

12.6 Notices. Except as otherwise provided herein, whenever any notice, demand, request or other communication shall or may be given to or served upon any party by any other party, or whenever any party desires to give or serve upon any other party any communication with respect to this Agreement, each such communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and five (5) Business Days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 12.6), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when hand-delivered, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated in the signature page to this Agreement or to such other address (or facsimile number) as may be substituted by notice given as herein provided.

12.7 Expenses. Borrowers jointly and severally agree to pay, and to hold Lender harmless from and against, all reasonable out-of-pocket expenses incurred by Lender (including allocated costs of staff counsel) in connection with any amendments, waivers or consents relating to this Agreement or any of the other Loan Documents. Borrowers further jointly and severally agree to pay any reasonable fees, costs, or expenses incurred by Lender arising in connection with Lender's enforcement or preservation of its rights under this Agreement or any other Loan Document, or in the collection of any of the Loans, including without limitation, attorneys' fees (including allocated costs of staff counsel), expert fees, and legal costs. Borrowers also jointly and severally agree to pay or reimburse Lender for the costs of conducting the Inventory Appraisal.

12.8 Assignment of Receivables and Inventory. This Agreement may be supplemented by separate assignments of Receivables and Inventory and, if such assignments are executed, the rights and interests given by any Borrower pursuant to such assignments shall be in addition to, and not in limitation of, the rights and security interests given by each Borrower under this Agreement. Lender will not be responsible for the safekeeping of any Inventory delivered to Lender, for the collection of proceeds of any of the Collateral, or for losses of collected proceeds held by any Borrower in trust for Lender.

12.9 Binding Effect; Severability. This Agreement shall not be deemed to create any right in any party except as provided herein and shall inure to the benefit of, and be binding upon, the successors and assigns of Borrower and Lender. All of each Borrower's obligations under this Agreement are absolute and unconditional and shall not be subject to any offset or deduction whatsoever. The provisions of this Agreement are intended to be severable. If any provision of this Agreement is held invalid or unenforceable in whole or in part, such provision will be ineffective to the extent of such invalidity or unenforceability without in any manner effecting the validity or enforceability of the remaining provisions of this Agreement.

12.10 Final Agreement. This Agreement and the other Loan Documents are intended by Borrowers and Lender to be the final, complete, and exclusive expression of the agreement between them. This Agreement supersedes any and all prior oral or written agreements relating to the subject matter hereof. No modification, rescission, waiver, release, or amendment of any provision of this Agreement or any provision of any of the other Loan Documents shall be made, except by a written agreement signed by Borrowers and a duly authorized officer of Lender.

12.11 Counterparts. This Agreement may be executed in any number of counterparts, and by Lender and Borrowers in separate counterparts, each of which shall be an original, but all of which shall taken together constitute one and the same agreement.

12.12 Captions. The captions contained in this Agreement are for convenience of reference only, are without substantive meaning and should not be construed to modify, enlarge, or restrict any provision.

12.13 Borrowers' Representative. Each Borrower hereby appoints and authorizes Lawrence Marzullo to act as its representative and agent hereunder to issue notices and other communications on its behalf (the "Borrower Representative"). Notwithstanding any provision herein to the contrary, Lender agrees that any notice or other communication issued by an authorized representative on behalf of Borrower Representative shall be acknowledged as a notice or other communication properly issued by each Borrower and that it shall not recognize any notice or other communication that was not issued by Borrower Representative or its authorized representative as a properly authorized notice or other communication from any Borrower.

The undersigned, pursuant to due authority, have caused this Agreement to be executed as of the date set forth above.

BORROWERS:

THE BEKINS COMPANY, a Delaware Corporation

By: [signature]
Name: Larry Mazzullo
Title: President

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

BEKINS VAN LINES CO., a Nebraska corporation

By: [signature]
Name: Larry Mazzullo
Title: President

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

BEKINS WORLDWIDE SOLUTIONS, INC., a Delaware Corporation

By: [signature]
Name: Larry Mazzullo
Title: President

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

BEKINS VAN LINES, LLC,
a Delaware Limited Liability Company

By: ____________________
Name: Aaron Mazzullo
Title: President

Address: 330 South Mannheim Road
Hillside, IL 60162
Facsimile: (708) 649-7282

with a copy to:

John F. Adams, Esq.
Stephen A. Marcus, Esq.
Schiff Hardin & Waite
233 South Wacker Drive
Suite 6000
Chicago, IL 60606
Facsimile: (312) 258-5700

LENDER:

TEXTRON FINANCIAL CORPORATION

By: ____________________
Name: Jerry K. Brown
Title: Senior Vice President

Address:
Suite 400
4550 North Point Parkway
Alpharetta, Georgia 30022
Facsimile: (770) 360-1672

with a copy to:

Steven M. Schott, Esq.
Textron Financial Corporation
Suite 400
4550 North Point Parkway
Alpharetta, Georgia 30022
Facsimile: (770) 360-1458

and

Alexander D. Kerr, Jr., Esq.
David A. Kallick, Esq.
Tishler & Wald, Ltd.
200 South Wacker Drive
Suite 2600
Chicago, IL 60606
Facsimile: (312) 876-3816

ACKNOWLEDGMENT

STATE OF Illinois

COUNTY OF Cook

Before me, a Notary Public in and for said County and State, on this day personally appeared Lawrence Marzullo known to me to be the person whose name is subscribed to the foregoing instrument, who acknowledged that he executed said instrument as his or her free and voluntary act and the free and voluntary act of Borrower.

Given under my hand and Notarial Seal this 5 day of March, 2002.

"OFFICIAL SEAL"
A.D. KERR, JR.
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9/23/2005

AD Kerr

Notary Public

My commission expires: ____________

SCHEDULE 6.1(a)
Organization; Qualification

- **The Bekins Company**, a Delaware corporation
  Qualified to do business in Illinois*

- **Bekins Van Lines Co.**, a Nebraska corporation
  Qualified to do business in Illinois

- **Bekins Van Lines, LLC**, a Delaware limited liability company
  Qualified to do business in Illinois

- **Bekins Worldwide Solutions, Inc.**, a Delaware corporation
  Qualified to do business in Illinois and Ohio*

*Filings in process.

SCHEDULE 6.1(c)
Borrower Affiliates

The Bekins Acquisition Group, Inc. a Delaware corporation, owns 100% of The Bekins Company

Owned by The Bekins Company:

Mercury International Forwarders, Inc., a California corporation

Owned by Bekins Van Lines Co.:

The Primary Source for Transportation Services, Inc., an Illinois corporation
Bekins Century Forwarding, Inc., a California corporation
Bekins Heritage Transport, Inc., an Illinois corporation
Bekins Independence Forwarders, Inc., an Illinois corporation
Bekins Liberty Forwarders, Inc., an Illinois corporation

The Officers and Directors of each of the Borrowers* are:

DIRECTORS

George Gilbert
Lawrence A. Marzullo
Scott Ogden

OFFICERS

President	Lawrence A. Marzullo
Vice President & Secretary	Scott Ogden
Vice President	James Mazzuca
Treasurer	Jim Komar
Assistant Treasurer	Maureen Kaloustian

*except Bekins Van Lines, LLC which as a limited liability company has no directors, only officers, which are appointed by Bekins Van Lines Co., its sole member.

In addition to the foregoing relationships, the Borrowers are Affiliates and/or Subsidiaries of one another as described on Schedule 6.1(d).

SCHEDULE 6.1(d)
Capitalization

- **The Bekins Company**, a Delaware corporation
  100 shares of Common Stock, representing 100% of the issued and outstanding stock, issued to The Bekins Acquisition Group, Inc.

- **Bekins Van Lines Co.**, a Nebraska corporation
  30,000 shares of Common Stock and 4,000 shares of Preferred Stock, representing 100% of the issued and outstanding stock, issued to The Bekins Company

- **Bekins Van Lines, LLC**, a Delaware limited liability company
  100% membership interest owned by Bekins Van Lines Co.

- **Bekins Worldwide Solutions, Inc.**, a Delaware corporation
  100 shares of Common Stock, representing100% of the issued and outstanding stock, issued to Bekins Van Lines Co.

SCHEDULE 6.1(e)
Business of Borrowers

Borrowers are engaged primarily in the business of transportation of various commodities and the logistical services ancillary to said transportation.

SCHEDULE 6.2
Compliance with Other Agreements and Applicable Law

Bekins Van Lines, LLC has been contacted by the United States government concerning alleged overpayments of invoices for services performed. The company has reached an agreement with the government to pay $1,093,356 to the government immediately with $906,644 payable to the government over a 4-year period. It is expected that this agreement will be documented in a written Settlement Agreement providing for the entry of a judgment in the event of default.

SCHEDULE 6.3
Material Litigation

Auto Liability Litigation

DATE	CLAIMANT	CLAIM #	TYPE	RESERVE
03/06/99	Herrera, Ramon	SAYEB12069737001	Rear-Ended Claimant	$323,225.09
12/23/96	Wright, Deloris	S902818194047001	Rear-Ended Claimant	$263,225.09
12/04/98	Quaranta, Vincent	SAYEB09836036004	Rear-Ended Claimant	$85,222.37
07/26/00	Haney, D.L.	S902864377888001	Collided w/Fixed Object	$84,851.31
10/14/99	Stewart, Earl	S902812070335001	Rear-Ended Claimant	$84,710.27
11/20/99	Orel, Celesta	S902817333924001	Intersection Accident, Turning Left	$32,601.53
12/15/98	Kirsanova Irene	SAYEB12069504001	Intersection Accident, Straight	$27,407.20
09/02/98	Kidd, Geraldine A.	SAYEB02988013001	Sideswipe Collision	$26,341.61
10/31/99	Kato Makoto	S902835659145001	Sideswipe Collision	$25,640.38
08/26/99	Gibson, Ronald	S902812070309001	Rear-Ended Claimant	$25,302.05

Cargo Claim/Miscellaneous Litigation

DATE	CLAIMANT	CLAIM #	TYPE	RESERVE
06/01/92	England, John	1992-001	Damaged Goods and Missing	$52,060
1996	Sunset Moving/Stg.	2001-016	Trade Secrets	$50,000
07/16/97	Ruddy, Thomas	1999-018	Breach of Contract	$45,000
12/30/98	United Tech.	2000-001	Damaged Goods	$25,073
09/26/97	Daugherty, Delores	2000-038	Damaged Goods and Missing	$25,000
07/13/98	Breitman, Alan	2000-003	Damaged Goods and Missing	$25,000
11/20/98	Affordable Trans.	2001-006	Breach of Contract	$25,000
12/27/01	Harlow, Mary	2002-001	Damaged Goods	$30,000

In addition to each of the matters of litigation listed above, there are other similar claims, not in litigation, which have been asserted by third parties and customers against the Borrowers in the ordinary course of business. None of these other claims is presently expected to have a Material Adverse Effect on the assets, financial condition or business prospects of any Borrower.

SCHEDULE 6.4
Taxes and Returns

None.

SCHEDULE 6.5(a)
Liens

Congress Financial Corporation (Western) and Congress Financial Corporation (Canada) have liens with respect to the property and assets of the Borrowers and financing statements evidencing such liens have been filed. Such liens and financing statements are to be terminated in connection with the closing of the loan transaction that is the subject of the Loan and Security Agreement to which these Schedules are attached.

SCHEDULE 6.5(b)
Title

None.

SCHEDULE 6.5(d)
Inventory

None of the Borrowers currently owns, or contemplates owning, any significant items or amounts of Inventory in the conduct of their respective businesses, and the parties acknowledge that Inventory does not constitute a material aspect of the Collateral at the Agreement Date.

SCHEDULE 6.5(e)
Equipment

The Borrowers' Equipment is generally located at the following premises:

330 S. Mannheim Rd.
Hillside, IL 60162

3801 Gantz Rd.
Grove City, OH 43123

537 E. Frontage Road South
Bolingbrook, IL 60440

However, Equipment such as motor vehicles, tractors, trailers, and rolling stock, and appropriate parts, accessories, tools, and increases and accessions thereto and substitutions and replacements therefor, are located throughout the contiguous 48 states of the United States.

SCHEDULE 6.5(f)
Real Property

LEASED FACILITIES:

Lessor:	Address:	Lessee:
Drew Enterprises LLC	537 E. Frontage Road South Bolingbrook, Illinois 60440	Bekins Van Lines Co.
Bekins Hillside Venture LP	330 So. Mannheim Road Hillside, Illinois 60162	Bekins Van Lines Co.
Duke Realty Limited Partnership	Trucking Terminal/Trailer R 3801 Gantz Road, Building C Grove City, Ohio 43123	The Bekins Company
BAJC Investments, Inc.	1651 Refugee Road Columbus, Ohio	Bekins Van Lines Co.
Jamie Venture	134 South E Street San Bernardino, CA	Bekins Van Lines Co.
Jamie Venture	111 East 24th Street Yuma, AZ	Bekins Van Lines Co.
Jamie Venture	1505 Highway 70 West Alamogordo, NM 88310	Bekins Van Lines Co.
Kruse Properties LLC	9569 Kruse Road Pico Rivera, CA	Bekins Van Lines Co.

SCHEDULE 6.5(g)
Corporate and Fictitious Names

Borrower Bekins Worldwide Solutions, Inc. was named GeoLogistics Network Solutions, Inc. from its formation on April 20, 1998 until March 13, 2000.

SCHEDULE 6.7(a)
Environmental Compliance

None.

SCHEDULE 6.7(b)
Environmental Action

Leased facility located at the South side of Highway US 70-82 in Alamogordo, New Mexico contained an Underground Storage Tank which was removed by Bekins Van Lines Co. in 1995. The site was remediated at that time. The ground water on the site is monitored quarterly by a third party, Terracon Corporation, on behalf of Bekins Van Lines Co. The fee for the monitoring is paid by the State of New Mexico Corrective Action Fund.

SCHEDULE 6.7(c)
Environmental Liability

None.

SCHEDULE 6.8
Proprietary Rights

TRADEMARK LIST*

Trademark	Reg. #	Jurisdiction	Type	Class	Expiration
BEKINS (stylized)	618,004	USA	Service Mark	39	12/20/05
BEKINS	659,670	USA	Trade Mark	2	3/25/08
BEKINS (stylized) for Tradeshows	2,427,605	USA	Service Mark	39	2/6/11
BEKINS Moving and Storage	29838	CA	Service Mark	39	7/20/07
BEKINS SELF-STORE	3792	CA	Service Mark	101	9/10/05
BEKINS STOR' N MOR	1,497,103	USA	Service Mark	39	7/19/08
CLIMATE-RITE	1,949,943	USA	Service Mark	39	1/23/06
DATA	935,812	USA	Service Mark	39	6/13/02
DATA THE COMPUTER MOVERS	949,529	USA	Service Mark	39	12/26/02
SETTLE-IN SERVICES (design)	1,352,121	USA	Service Mark	39	7/30/05
THE NO EXCUSE MOVE	1,200,685	USA	Service Mark	39	7/4/02
TIMELOK	1,281,891	USA	Service Mark	39	6/12/04
We Deliver on your Reputation	2,446,550	USA	Service Mark	39	4/24/2011
BEKINS TRADESHOW SERVICES	2,455,005	USA	Service Mark	39	5/29/2011

SCHEDULE 6.8 [CONTINUED]
Proprietary Rights

APPLIED FOR:*

Trademark	Reg. #	Jurisdiction	Type	Class	Expiration
EXHIBIT CONFIDENCE			Service Mark	39	
HomeDirectUSA			Service Mark	39	
BWS Logistics			Service Mark	39	
Bekins Worldwide Solutions			Service Mark	39	

* All trademarks are owned or applied for by The Bekins Company.

Bekins Distribution Services Co, Inc., a St. Louis, Missouri based provider of specialized transportation services for hotels and other commercial facilities, has a perpetual license from The Bekins Company to use the name "Bekins" in connection with the words "Distribution Services" or "Installers" anywhere in the United States. The Bekins Company granted this license as part of a sale of assets in April 1990.

SCHEDULE 6.9
Trade Names

Bekins Tradeshow Services
BWS Logistics
HomeDirectUSA

SCHEDULE 6.10
Employee Relations

None.

SCHEDULE 6.12
Bank Accounts

All accounts are located at:
Harris Trust and Savings Bank
111 West Monroe Street
P.O. Box 755
Chicago, IL 60690

Account #	Name
187-445-2	Bekins Van Lines LLC Blocked Concentration Account for the Secured Interest of Congress Financial Corp.
269-802-5	Bekins Worldwide Solutions Inc Blocked Concentration Account for the Secured Interest of Congress Financial Corp.
187-446-0	Bekins Van Lines LLC Assigned Payables Account for the Secured Interest of Congress Financial Corp. Trade & claims CDA2
269-800-9	Bekins Worldwide Solutions Inc Assigned Payables Account for the Secured Interest of Congress Financial Corp. CDA2 % Bekins Company
187-435-3	Bekins Van Lines Co Assigned Payables Account for the Secured Interest Congress Financial Corp Agent Acct.
187-435-3	Bekins Worldwide Solutions Inc. Assigned Payables Account for the Secured Interest Congress Financial corp Agent Acct
187-436-1	Bekins Van Lines Co CDA-2 Payroll Account
267-175-8	Bekins Worldwide Solutions Inc CDA-2 Payroll Account % Bekins Company
186-036-0	Bekins Van Lines LLC Consolidated Account for the Secured Interest of Congress Financial Corporation
186-975-9	Bekins Van Lines LLC Government Funds Account
187-472-6	Bekins Van Lines LLC Agent Funds

EXHIBIT 10.1

CONSENT OF ERNST & YOUNG LLP

Exhibit 10.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 15, 2001, with respect to the consolidated financial statements of Bekins Van Lines Co. for the year ended December 31, 2000, included in this Amendment No. 1 to Regulation A Offering Statement on Form 1-A and Related Offering Circular of The Bekins Acquisition Group, Inc. for the registration of 20,000 shares of its common stock.

Ernst & Young LLP

Chicago, Illinois
May 24, 2002

EXHIBIT 10.2

CONSENT OF ALTSCHULER, MELVOIN AND GLASSER LLP

EXHIBIT 10.2

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report dated April 4, 2002, on the consolidated financial statements of Bekins Van Lines Co. for the year ended December 31, 2001. Such report is being included in an Offering Statement to be filed by The Bekins Acquisition Group, Inc. under Regulation A of the Securities Act of 1933. We also consent to the reference to our firm under the caption "Experts" in the Offering Circular.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
May 24, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com